    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 23, 2001


                                                      REGISTRATION NO. 333-69526
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------


                                AMENDMENT NO. 2

                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                                AMERIPATH, INC.
             (Exact name of registrant as specified in its charter)
                             ---------------------

        DELAWARE                        65-0642485
     (State or other                 (I.R.S. Employer
     jurisdiction of
    Incorporation or                  Identification
      organization)                       Number)

                                  JAMES C. NEW
                            CHIEF EXECUTIVE OFFICER
                                AMERIPATH, INC.
                          7289 GARDEN ROAD, SUITE 200
                          RIVIERA BEACH, FLORIDA 33404
                           TELEPHONE: (561) 845-1850
                           FACSIMILE: (561) 845-0129
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices and agent for service)
                             ---------------------

      THE COMMISSION IS REQUESTED TO SEND COPIES OF ALL COMMUNICATIONS TO:

         J. VAUGHAN CURTIS, ESQ.                               PAUL MICHALSKI, ESQ.
            ALSTON & BIRD LLP                                 CRAVATH, SWAINE & MOORE
       1201 WEST PEACHTREE STREET                                825 EIGHTH AVENUE
       ATLANTA, GEORGIA 30309-3424                            NEW YORK, NY 10019-7475
        TELEPHONE: (404) 881-7000                            TELEPHONE: (212) 474-1000
        FACSIMILE: (404) 881-7777                            FACSIMILE: (212) 474-3700

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the Registration Statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                             ---------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION
IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                 SUBJECT TO COMPLETION, DATED OCTOBER 22, 2001


PROSPECTUS

                                4,125,000 SHARES

                              (AMERIPATH(R) LOGO)

                                  COMMON STOCK

                              $         PER SHARE
                               ------------------
     We are selling 4,125,000 shares of our common stock. We have granted the underwriters an option to purchase up to 618,750 additional shares of common stock to cover over-allotments.


     Our common stock is quoted on the Nasdaq National Market under the symbol "PATH." The last reported sale price of our common stock on the Nasdaq National Market on October 18, 2001 was $25.41 per share.


                               ------------------

     INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 6.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                               ------------------

                                                                PER SHARE     TOTAL
                                                                ---------    -------
Public Offering Price                                            $           $
Underwriting Discount                                            $           $
Proceeds to AmeriPath, before expenses                           $           $

     The underwriters expect to deliver the shares to purchasers on or about
          , 2001.

                               ------------------

SALOMON SMITH BARNEY
                    CREDIT SUISSE FIRST BOSTON
                                       U.S. BANCORP PIPER JAFFRAY

                                                     WACHOVIA SECURITIES


         , 2001

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Prospectus Summary..........................................    1
Risk Factors................................................    6
Cautionary Statement Concerning Forward-Looking
  Statements................................................   18
Use of Proceeds.............................................   20
Dividend Policy.............................................   20
Market Price of Common Stock................................   21
Capitalization..............................................   22
Selected Financial Data.....................................   23
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   25
Business....................................................   42
Management..................................................   63
Certain Transactions........................................   65
Principal Stockholders and Beneficial Ownership of
  Management................................................   66
Material United States Federal Tax Consequences.............   68
Underwriting................................................   72
Legal Matters...............................................   74
Experts.....................................................   74
Where You Can Find More Information.........................   74
Incorporation of Certain Documents by Reference.............   75
Index to Financial Statements...............................  F-1

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in this offering. Therefore, you should read the entire prospectus carefully, including the "Risk Factors" section and our financial statements and the related notes. In addition, we incorporate by reference important business and financial information in this prospectus.

OUR COMPANY

     We are one of the nation's leading providers of anatomic pathology services. Anatomic pathology involves the diagnosis of disease through the examination of tissues and cells that have been processed and mounted on slides. Pathologists do not treat patients, but rather assist other physicians in determining the correct diagnosis of their patients' ailments. For this reason, anatomic pathologists are sometimes referred to as a "physician's physician." The 427 anatomic pathologists in our owned and managed practices as of June 30, 2001 work in one of the 237 hospitals to which we provide professional pathology and medical director services or in one of our 42 outpatient laboratories.

     Historically, our strategy has been to build regional density in specific geographic markets through the acquisition of successful and prominent anatomic pathology practices and the development of new laboratories and diagnostic centers. More recently, we have focused on achieving internal, or same store, growth in revenues and profits by improving our operational and sales and marketing infrastructure, further penetrating our local base of referring physicians and expanding our contracts with managed care payors and national clinical laboratories. These strategies, including the acquisition of 49 practices since 1996, have allowed us to experience significant growth. Our net revenues grew from $193.3 million in 1998 to $330.1 million in 2000, representing a compound annual growth rate of 30.7%.

     We typically serve as the exclusive provider of professional pathology services for the 237 hospitals in which our pathologists work. Under these arrangements, we typically bill third-party payors for the professional component of the inpatient testing and earn small medical director fees from the hospital. Our hospital arrangements provide a relatively steady stream of revenue and, while not long-term commitments, tend to continue uninterrupted. We also provide outpatient anatomic pathology services to primary care physicians and other specialty physicians including dermatologists, gastroenterologists, urologists, oncologists and gynecologists. In the hospital setting, key revenue sources include the study of tissues, or pathology, and the study of cells, or cytopathology. Key revenue sources for the outpatient business include dermatopathology and urologic pathology, which consist principally of the study of biopsies for skin and prostate cancer, respectively. We have recently established a separate dermatopathology sales and marketing division called Dermpath Diagnostics to enhance our focus on this high growth component of our business.

     In order to expand the number of services, we perform and provide opportunities for future growth, we are implementing strategies intended to capture a share of the rapidly growing market for genomic tests and other more advanced, or esoteric, tests. We believe that our nationwide network of pathologists and our breadth of expertise in anatomic pathology provide us with key competitive advantages in expanding into these and other technologically advanced testing services. As part of this strategy, we opened a specialty testing facility called the Center for Advanced Diagnostics, or CAD, in 1999. We believe CAD's rapid growth is a consequence of these competitive advantages and our aggressive marketing of its esoteric and genomic testing services to physicians.

     In the fourth quarter of 2000, we completed the acquisition of Pathology Consultants of America, Inc., d/b/a Inform DX, our largest acquisition to date. Inform DX provided us additional pathology resources in several of our markets and gave us a presence in six new states. The acquisition of Inform DX added 22 dermatopathologists, bringing our current total to 68 and greatly expanding our capacity in this high growth business. The Inform DX acquisition also augmented our sales efforts with the addition of 18 sales people and enhanced our management team through the addition of several key officers.

OUR INDUSTRY

     Anatomic pathology involves evaluating tissues and cells that have been processed and mounted on slides for examination under a microscope. In surgical pathology, tissues removed from a patient during an inpatient or outpatient procedure are examined to determine whether disease is present. Examples of surgical pathology include breast, prostate, skin and bone marrow biopsies. Cytopathology involves the examination of cells obtained from body fluids, from solid tissues aspirated through needles and from scrapings of body tissues. An example of cytopathology is the "Pap" smear, a test for determining cervical cancer.

     According to the College of American Pathologists, there are more than 12,000 pathologists in the United States. We believe that many of these pathologists work in small, independent practices. However, we believe there has been a recent trend among pathologists to form larger practices in order to offer a broader range of outpatient and inpatient services and enhance the utilization of the practices' pathologists. We believe the scale achieved by creating these larger practices leads to competitive advantages in anatomic pathology because of resulting improvements in sales, operations and contracting efficiency.

     We believe the market for anatomic pathology, esoteric testing and related services is approximately $6.0 billion and will continue to grow for the following reasons:

     - an aging population;

     - an increasing incidence of certain forms of cancer;

     - the development of new esoteric tests; and

     - the genomics revolution.

OUR BUSINESS STRATEGY

     Our objective is to be a premier provider of diagnostic health care information by continuing to enhance our position as a leading provider of anatomic pathology services. While acquisitions remain an important element of our strategy, we are increasingly focused on achieving same store growth. We are pursuing the following strategies to achieve this objective:

     - Enhance our regional business model with our recently augmented sales and marketing organization;

     - Expand our exclusive relationships with hospitals and multi-hospital systems;

     - Broaden our range of testing services and further penetrate high growth esoteric testing markets;

     - Acquire leading anatomic pathology practices to further expand our national presence and support our regional growth model; and

     - Build upon our leadership position in anatomic pathology to participate in the growing genomics and genomics testing market.

PROPOSED REFINANCING

     We will use the net proceeds of this offering to repay a portion of the outstanding indebtedness under our credit facility. In addition, we intend to put in place $175 to $225 million of new debt facilities and repay the remaining balance of our existing credit facility. While this proposed refinancing will result in special charges, we anticipate that we will be able to lower our effective interest rate and obtain greater flexibility to pursue our strategic objectives, including further acquisitions. We expect to complete this refinancing during the fourth quarter of 2001. However, there can be no assurance that we can obtain this financing on terms acceptable to us.

                                  THE OFFERING

Common stock offered by us...................  4,125,000 shares
Common stock outstanding after this
  offering...................................  29,333,835 shares
Use of proceeds..............................  To repay indebtedness under our credit facility
Nasdaq National Market symbol................  PATH

     The number of shares of common stock to be outstanding after the offering:

     - is based upon 25,208,835 shares of common stock outstanding as of June 30, 2001;

     - assumes no exercise of the underwriters' option to purchase up to 618,750 additional shares of common stock to cover over-allotments;

     - does not take into account 2,235,741 shares of common stock issuable upon exercise of options outstanding as of June 30, 2001, at a weighted average exercise price of $15.45 per share, and an additional 135,621 shares of common stock issuable upon the exercise of options granted subsequent to June 30, 2001, at an exercise price of $30.03 per share;

     - does not take into account 13,334 shares of common stock issuable upon the exercise of warrants outstanding as of June 30, 2001, at a weighted average exercise price of $1.21 per share; and

     - does not take into account up to 19,776 shares of common stock issuable pursuant to a contingent payment obligation resulting from one of our physician practice acquisitions.

                             ---------------------

     Our principal executive offices are located at 7289 Garden Road, Suite 200, Riviera Beach, Florida 33404. Our telephone number is (561) 845-1850. Our Internet address is www.ameripath.com. The information contained on our web site is not part of this prospectus.

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

                                                                                SIX MONTHS ENDED
                                                 YEARS ENDED DECEMBER 31,           JUNE 30,
                                              ------------------------------   -------------------
                                                1998       1999       2000       2000       2001
                                              --------   --------   --------   --------   --------
                                              (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)
STATEMENT OF OPERATIONS DATA:
Net revenues................................  $193,316   $257,432   $330,094   $155,977   $203,797
                                              --------   --------   --------   --------   --------
Operating costs and expenses:
  Cost of services..........................    87,700    122,685    163,390     75,776     97,822
  Selling, general and administrative
     expenses...............................    36,709     47,159     58,411     27,426     35,386
  Provision for doubtful accounts...........    18,698     25,289     34,040     15,452     23,206
  Amortization expense......................     9,615     12,827     16,172      7,734      9,180
  Merger-related charges....................        --         --      6,209         --      7,103
  Asset impairment and related charges......        --         --      9,562      5,245         --
                                              --------   --------   --------   --------   --------
          Total operating costs and
            expenses........................   152,722    207,960    287,784    131,633    172,697
                                              --------   --------   --------   --------   --------
Income from operations......................    40,594     49,472     42,310     24,344     31,100
Interest expense............................    (8,560)    (9,573)   (15,376)    (6,976)    (9,437)
Other (expense) income, net.................       150        286        226        113        144
                                              --------   --------   --------   --------   --------
Income before income taxes..................    32,184     40,185     27,160     17,481     21,807
Provision for income taxes..................    13,941     17,474     14,068      8,411      9,419
                                              --------   --------   --------   --------   --------
  Net income................................    18,243     22,711     13,092      9,070     12,388
Induced conversion and accretion of
  redeemable preferred stock................       (75)      (131)    (1,604)    (1,604)        --
                                              --------   --------   --------   --------   --------
  Net income attributable to common
     stockholders...........................  $ 18,168   $ 22,580   $ 11,488   $  7,466   $ 12,388
                                              ========   ========   ========   ========   ========
Earnings per share data:
  Basic earnings per common share...........  $   0.87   $   1.03   $   0.49   $   0.33   $   0.50
                                              ========   ========   ========   ========   ========
  Diluted earnings per common share.........  $   0.84   $   1.00   $   0.47   $   0.32   $   0.48
                                              ========   ========   ========   ========   ========
  Basic weighted average shares
     outstanding............................    20,911     21,984     23,473     22,575     24,951
  Diluted weighted average shares
     outstanding............................    21,610     22,516     24,237     23,100     26,065
OPERATING DATA (AT END OF PERIOD):
Pathologists................................       299        370        425        385        427
Hospital relationships......................       168        207        235        205        237
Outpatient laboratories.....................        28         36         42         40         42

     We have restated all historical information presented above to reflect our acquisition of Inform DX on November 30, 2000, which we accounted for as a pooling of interests. In connection with the Inform DX acquisition, we recorded merger-related costs of $6.2 million and $7.1 million in 2000 and the first quarter 2001, respectively, relating to transaction fees, change in control payments and various exit costs associated with the consolidation of certain operations. In addition, we recorded non-recurring asset impairment and related charges totaling $9.6 million in 2000 in connection with Quest Diagnostics' termination of a pathology services contract with us in South Florida, the loss of a contract with a hospital in South Florida and the loss of three hospital contracts and an ambulatory care facility contract in Cleveland, Ohio. The charges were based on the remaining projected cash flows from these contracts in which we determined that the intangible assets that were recorded from acquisitions in these areas had been impaired. In connection with an acquisition by Inform DX completed on June 30, 2000, Inform DX provided for an induced conversion of redeemable preferred stock. The induced conversion resulted in the issuance of 642,640 shares of common stock. Inform DX estimated, based on a third-party valuation, the fair market value of its common stock at June 30, 2000 to be $6.22 per share. Based on this valuation, in the second quarter of 2000 Inform DX recorded a charge for the induced conversion of approximately $1.5 million, or $6.22 per share times the additional common shares issued of 247,169.

                                                               AS OF JUNE 30, 2001
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
                                                                  (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $  2,489    $  2,489
Total assets................................................   587,874     587,874
Long-term debt, including current portion...................   212,744     114,306
Total stockholders' equity..................................   261,415     359,853



     The as adjusted consolidated balance sheet data presented above reflects our receipt of the net proceeds from the sale of the 4,125,000 shares of common stock offered hereby at an assumed public offering price of $25.41 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and our application of the net proceeds as described in "Use of Proceeds."

                                  RISK FACTORS

     Any investment in our common stock involves a high degree of risk. You should carefully consider each of the following risks and all of the other information set forth in this prospectus before purchasing our common stock. If any of the following risks actually occur, our business prospects, financial condition and results of operations could be materially harmed and the trading price of our common stock could decline. In any such case, you could lose all or part of your investment in our company.

OUR BUSINESS COULD BE MATERIALLY HARMED BY FUTURE INTERPRETATION OR IMPLEMENTATION OF STATE LAWS REGARDING PROHIBITIONS ON THE CORPORATE PRACTICE OF MEDICINE.

     We acquire or affiliate with physician practices located in many states across the country. However, the laws of many states prohibit business corporations, including AmeriPath and its subsidiaries, from owning corporations that employ physicians, or from exercising control over the medical judgments or decisions of physicians. These laws and their interpretations vary from state to state and are enforced by both the courts and regulatory authorities, each with broad discretion. The manner in which we operate each practice is determined primarily by the corporate practice of medicine restrictions of the state in which the practice is located and other applicable regulations.

     We believe that we are currently in material compliance with the corporate practice of medicine laws in each of the states in which we operate. Nevertheless, it is possible that regulatory authorities or other parties may assert that we are engaged in the unauthorized corporate practice of medicine. If such a claim were successfully asserted in any jurisdiction, we could be subject to civil and criminal penalties, which could exclude us from participating in Medicare, Medicaid and other governmental health care programs, or we could be required to restructure our contractual and other arrangements. Any restructuring of our contractual and other arrangements with physician practices could result in lower revenues from such practices, increased expenses in the operation of such practices and reduced influence over the business decisions of such practices. Alternatively, some of our existing contracts could be found to be illegal and unenforceable, which could result in the termination of those contracts and an associated loss of revenue. In addition, expansion of our operations to other corporate practice states may require structural and organizational modification to the form of relationships that we currently have with physicians, affiliated practices and hospitals. Such modifications could result in less profitable relationships with physicians, affiliated practices and hospitals, less influence over the business decisions of physicians and affiliated practices and failure to achieve our growth objectives.

WE COULD BE HURT BY FUTURE INTERPRETATION OR IMPLEMENTATION OF FEDERAL AND STATE ANTI-KICKBACK LAWS.

     Federal anti-kickback laws and regulations prohibit the offer, payment, solicitation and receipt of any form of remuneration in exchange for referrals of products or services for which payment may be made by Medicare, Medicaid or other federal health care programs. Violations of federal anti-kickback laws are punishable by monetary fines, civil and criminal penalties and exclusion from participation in Medicare, Medicaid and other governmental health care programs. Several states have similar laws. While we believe our operations are in material compliance with applicable Medicare and fraud and abuse laws, including the anti-kickback law, there is a risk that government authorities might take a contrary position or might investigate our arrangements with physicians and third parties, particularly those arrangements that do not satisfy the compliance safe harbors provided under the relevant regulations or that are similar to arrangements found to be problematic in advisory opinions of the Department of Health and Human Services Office of Inspector General (OIG). For example, the OIG has addressed physician practice management arrangements in an advisory opinion and found that management fees based on a percentage of practice revenues may violate the federal anti-kickback statute. While we believe our fee arrangements can be distinguished from those addressed in the opinion, government authorities may disagree. Such occurrences, regardless of their outcome, could damage our reputation and adversely affect important business relationships that we have with third parties, including physicians, hospitals and private payors. If our arrangements with physicians and third parties were found to be illegal, we could be subject to civil and criminal penalties, including fines and possible exclusion from participation in government payor programs. Significant fines could cause liquidity problems and adversely affect our results of operations. Exclusion from participation in government payor programs, which represented 19% of our collections from owned practices in 2000, would eliminate an important source of revenue and could materially adversely affect our business. In addition, some of our existing contracts could be found to be illegal and unenforceable, which could result in the termination of those contracts and an associated loss of revenue.

OUR BUSINESS COULD BE HARMED BY FUTURE INTERPRETATION OR IMPLEMENTATION OF THE FEDERAL STARK LAW AND OTHER STATE AND FEDERAL ANTI-REFERRAL LAWS.

     We are also subject to federal and state statutes and regulations banning payments for referrals of patients and referrals by physicians to health care providers with whom the physicians have a financial relationship. The federal Stark Law applies to Medicare and Medicaid and prohibits a physician from referring patients for certain services, including laboratory services, to an entity with which the physician has a financial relationship. Financial relationship includes both investment interests in an entity and compensation arrangements with an entity. The state laws and regulations vary significantly from state to state, are often vague and, in many cases, have not been interpreted by courts or regulatory agencies. These state laws and regulations generally apply to services reimbursed by both governmental and private payors. Violations of these federal and state laws and regulations may result in prohibition of payment for services rendered, loss of licenses, fines, criminal penalties and exclusion from governmental and private payor programs. We have financial relationships with our physicians, as defined by the federal Stark Law, in the form of compensation arrangements, ownership of our common stock and contingent promissory notes issued by us in connection with acquisitions. While we believe that our financial relationships with physicians and referral practices are in material compliance with applicable laws and regulations, government authorities might take a contrary position or prohibited referrals may occur. We cannot be certain that physicians who own our capital stock or hold contingent promissory notes will not violate these laws or that we will have knowledge of the identity of all beneficial owners of our capital stock. If our financial relationships with physicians were found to be illegal, or if prohibited referrals were found to have been made, we could be subject to civil and criminal penalties, including fines, exclusion from participation in government and private payor programs and requirements to refund amounts previously received from government and private payors. In addition, expansion of our operations to new jurisdictions, or new interpretations of laws in our existing jurisdictions, could require structural and organizational modifications of our relationships with physicians to comply with that jurisdiction's laws. Such structural and organizational modifications could result in lower profitability and failure to achieve our growth objectives.

OUR BUSINESS COULD BE MATERIALLY HARMED BY FUTURE INTERPRETATION OR IMPLEMENTATION OF STATE LAWS REGARDING PROHIBITIONS ON FEE-SPLITTING.

     Many states prohibit the splitting or sharing of fees between physicians and non-physicians. These laws vary from state to state and are enforced by courts and regulatory agencies, each with broad discretion. Some states have interpreted management agreements between entities and physicians as unlawful fee-splitting. We believe our arrangements with physicians comply in all material respects with the fee-splitting laws of the states in which we operate. Nevertheless, it is possible regulatory authorities or other parties could claim we are engaged in fee-splitting. If such a claim were successfully asserted in any jurisdiction, our pathologists could be subject to civil and criminal penalties and we could be required to restructure our contractual and other arrangements. Any restructuring of our contractual and other arrangements with physician practices could result in lower revenues from such practices, increased expenses in the operation of such practices and reduced influence over the business decisions of such practices. Alternatively, some of our existing contracts could be found to be illegal and unenforceable, which could result in the termination of those contracts and an associated loss of revenue. In addition, expansion of our operations to other states with fee-splitting prohibitions may require structural and organizational modification to the form of relationships that we currently have with physicians, affiliated practices and hospitals. Any modifications could result in less profitable relationships with physicians, affiliated practices and hospitals, less influence over the business decisions of physicians and affiliated practices and failure to achieve our growth objectives.

WE COULD BE HURT BY FUTURE INTERPRETATION OR IMPLEMENTATION OF STATE AND FEDERAL ANTI-TRUST LAWS.

     In connection with the corporate practice of medicine laws, the physician practices with which we are affiliated in some states are organized as separate legal entities. As such, the physician practice entities may be deemed to be persons separate both from us and from each other under the antitrust laws and, accordingly, subject to a wide range of laws that prohibit anti-competitive conduct among separate legal entities. In addition, we are seeking to acquire or affiliate with established and reputable practices in our new geographic markets. While we believe that we are in material compliance with these laws and intend to comply with any laws that may apply to our development of integrated health care delivery networks, courts or regulatory authorities could nevertheless take a contrary position or investigate our business practices. If our business practices were found to violate these laws, we could be required to pay substantial fines, penalties and damage awards, or we could be required to restructure our business in a manner that would materially reduce our profitability or impede our growth.

OUR BUSINESS COULD BE HARMED BY FUTURE INTERPRETATION OR IMPLEMENTATION OF THE HEALTH CARE INSURANCE PORTABILITY AND ACCOUNTABILITY ACT.

     The Health Care Insurance Portability and Accountability Act, or HIPAA, created provisions that impose criminal penalties for fraud against any health care benefit program, for theft or embezzlement involving health care and for false statements in connection with the payment of any health benefits. The HIPAA provisions apply not only to federal programs, but also to private health benefit programs. HIPAA also broadened the authority of the OIG to exclude participants from federal health care programs. Because of the uncertainties as to how the HIPAA provisions will be enforced, we are currently unable to predict their ultimate impact on us. Compliance with HIPAA could cause us to modify our business operations in a manner that would increase our operating costs or impede our growth. In addition, although we are unaware of any current violations of HIPAA, if we were found to be in violation of HIPAA, the government could seek penalties against us or seek to exclude us from participation in government payor programs. Significant fines could cause liquidity problems and adversely affect our results of operations. Exclusion from participation in government payor programs, which represented 19% of our collections from owned practices in 2000, would eliminate an important source of revenue and could materially adversely affect our business.

FEDERAL AND STATE REGULATION OF THE PRIVACY, SECURITY AND TRANSMISSION OF HEALTH INFORMATION COULD RESTRICT OUR OPERATIONS, IMPEDE THE IMPLEMENTATION OF OUR BUSINESS STRATEGIES OR CAUSE US TO INCUR SIGNIFICANT COSTS.

     The privacy, security and transmission of health information is subject to federal and state laws and regulations, including HIPAA. Some of our operations will be subject to HIPAA and its regulations. Because HIPAA's privacy regulations do not supercede state laws that are more stringent, we will have to comply both with the federal privacy regulations under HIPAA and with any state privacy laws that are more stringent than HIPAA. Our operations that are subject to HIPAA must be in compliance with HIPAA's regulations by April 2003. Another set of regulations issued under HIPAA establish uniform standards relating to data reporting, formatting, and coding that covered entities must use when conducting certain transactions involving health information. The compliance date for these regulations is October 2002. A third set of regulations, which have not yet been finalized, will establish minimum security requirements to protect health information. The HIPAA regulations could result in significant financial obligations for us and will pose increased regulatory risk. The privacy regulations could limit our use and disclosure of patient health information and could impede the implementation of some of our business strategies, such as our genomics initiatives. For example, the Department of Health and Human Services, or HHS, has indicated that cells and tissues are not protected health information, but that analyses of them are protected. HHS has stated that if a person provides cells to a researcher and tells the researcher that the cells are an identified individual's cancer cells, that accompanying statement is protected health information. At this time, we are unable to determine the full impact of the HIPAA regulations on our business and our business strategies or the total cost of complying with the regulations, but the impact and

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the cost could be significant. Many states have enacted, or indicated an intention to enact, privacy laws similar to HIPAA. These state laws could also restrict our operations, impede the implementation of our business strategies or cause us to incur significant compliance costs. In addition, failure to comply with federal or state privacy laws and regulations could subject us to civil or criminal penalties.

WE CHARGE OUR CLIENTS ON A FEE-FOR-SERVICE BASIS, SO WE INCUR FINANCIAL RISK RELATED TO COLLECTIONS AS WELL AS POTENTIALLY LONG COLLECTION CYCLES WHEN SEEKING REIMBURSEMENT FROM THIRD-PARTY PAYORS.

     Substantially all of our net revenues are derived from our practices' charging for services on a fee-for-service basis. Accordingly, we assume the financial risk related to collection, including the potential uncollectability of accounts, long collection cycles for accounts receivable and delays attendant to reimbursement by third-party payors, such as governmental programs, private insurance plans and managed care organizations. Our provision for doubtful accounts for 2000 was 10.3% of net revenues, with net revenues from inpatient services having a provision for doubtful accounts of approximately 17%. If our revenue from hospital-based services increases as a percentage of our total net revenues, our provision for doubtful accounts as a percentage of total net revenues may increase. Increases in write-offs of doubtful accounts, delays in receiving payments or potential retroactive adjustments and penalties resulting from audits by payors may adversely affect our operating cash flow and liquidity, require us to borrow funds to meet our current obligations, reduce our profitability, impede our growth or otherwise materially adversely affect our business.

WE RELY UPON REIMBURSEMENT FROM GOVERNMENT PROGRAMS FOR A SIGNIFICANT PORTION OF OUR COLLECTIONS, AND THEREFORE OUR BUSINESS WOULD BE HARMED IF REIMBURSEMENT RATES FROM GOVERNMENT PROGRAMS DECLINE.

     We derived 19% of our collections from owned practices in 2000 from payments made by government sponsored health care programs, principally Medicare and Medicaid. These programs are subject to substantial regulation by federal and state governments. Any changes in reimbursement regulations, policies, practices, interpretations or statutes that place limitations on reimbursement amounts or change reimbursement coding practices could materially harm our business by reducing revenues and lowering profitability. Increasing budgetary pressures at both the federal and state levels and concerns over escalating costs of health care have led, and may continue to lead, to significant reductions in health care reimbursements. State concerns over the growth in Medicaid expenditures also could result in significant payment reductions. Since these programs generally reimburse on a fee schedule basis, rather than a charge-related basis, we generally cannot increase net revenue by increasing the amount charged for services provided. As a result, cost increases may not be able to be recovered from government payors. In addition, Medicare, Medicaid and other government health care programs are increasingly shifting to forms of managed care, which generally offer lower reimbursement rates. Some states have enacted legislation to require that all Medicaid patients be transitioned to managed care organizations, which could result in reduced payments to us for such patients. Similar legislation may be enacted in other states. In addition, a state-legislated shift of Medicaid patients to a managed care organization could cause us to lose some or all Medicaid business in that state if we were not selected by the managed care organization as a participating provider. Additionally, funds received under all health care reimbursement programs are subject to audit with respect to the proper billing for physician services and, accordingly, repayments and retroactive adjustments of revenue from these programs could occur. We expect that there will continue to be proposals to reduce or limit Medicare and Medicaid reimbursements.

THE CONTINUED GROWTH OF MANAGED CARE MAY HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.

     The number of individuals covered under managed care contracts or other similar arrangements has grown over the past several years and may continue to grow in the future and a substantial portion of our net revenue is from reimbursement from managed care organizations. Entities providing managed care coverage have been successful in reducing payments for medical services in numerous ways, including entering into arrangements under which payments to a service provider are capitated, limiting testing to specified procedures, denying payment for services performed without prior authorization and refusing to

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

increase fees for specified services. These trends reduce revenues, increase the cost of doing business and limit the ability to pass cost increases on to customers. The continued growth of the managed care industry and increased efforts to reduce payments to medical care providers could materially harm our business.

THERE HAS BEEN AN INCREASING NUMBER OF STATE AND FEDERAL INVESTIGATIONS OF HOSPITALS AND HOSPITAL LABORATORIES, WHICH MAY INCREASE THE LIKELIHOOD OF INVESTIGATIONS OF OUR BUSINESS PRACTICES.

     Significant media and public attention has been focused on the health care industry due to ongoing federal and state investigations reportedly related to referral and billing practices, laboratory and home health care services and physician ownership and joint ventures involving hospitals. Most notably, HCA-The Healthcare Company, or HCA, is reportedly under investigation with respect to such practices. We provide medical director services for numerous hospital laboratories, including 28 HCA hospital laboratories as of June 30, 2001. Therefore, the government's ongoing investigation of HCA or other hospital operators could result in governmental investigations of one or more of our operations. In addition, the OIG and the Department of Justice have initiated hospital laboratory billing review projects in certain states, including some in which we operate, and are expected to extend such projects to additional states, including states in which we operate. These projects further increase the likelihood of governmental investigations of laboratories that we own or operate. Although we monitor our billing practices and hospital arrangements for compliance with prevailing industry practices under applicable laws, such laws are complex and constantly evolving, and it is possible that governmental investigators may take positions that are inconsistent with our practices or industry practices. The government's investigations of entities with which we contract may materially harm our business, including termination or amendment of one or more of our contracts or the sale of hospitals, potentially disrupting the performance of services under our contracts. In addition, some indemnity insurers and other non-governmental payors have sought repayment from providers, including laboratories, for alleged overpayments.

THE HEIGHTENED SCRUTINY OF MEDICARE AND MEDICAID BILLING PRACTICES IN RECENT YEARS MAY INCREASE THE POSSIBILITY THAT WE WILL BECOME SUBJECT TO COSTLY AND TIME CONSUMING LAWSUITS AND INVESTIGATIONS.

     Payors periodically reevaluate the services for which they provide reimbursement. In some cases, government payors such as Medicare also may seek to recoup payments previously made for services determined not to be reimbursable. Any such action by payors would adversely affect our revenues and earnings. In addition, under the federal False Claims Act, any person convicted of submitting false or fraudulent claims to the government may be required to make significant payments, including damages and penalties in addition to repayments of amounts not properly billed, and may be excluded from participating in Medicare, Medicaid and other government health care programs. Many states have similar false claims laws. The federal government has become more aggressive in examining laboratory billing practices and seeking repayments and penalties allegedly resulting from improper billing for services, such as using an improper billing code for a test to realize higher reimbursement. While the primary focus of this initiative has been on hospital laboratories and on routine clinical chemistry tests, which comprise only a portion of our revenues, the scope of this initiative could expand and it is not possible to predict whether or in what direction the expansion might occur. In addition, recent government enforcement efforts have asserted poor quality of care as the basis for a false claims action. Private insurers may also bring actions under false claims laws and, in some circumstances, private whistleblowers may bring false claim suits on behalf of the government. While we believe that our practices are proper and do not include any allegedly improper practices now being examined, the government could take a contrary position or could investigate our practices. Furthermore, HIPAA and the joint federal and state anti-fraud initiative commenced in 1995 called Operation Restore Trust have strengthened the powers of the OIG and increased funding for Medicare and Medicaid audits and investigations. As a result, the OIG is expanding the scope of its health care audits and investigations. Federal and state audits and inspections, whether on a scheduled or unannounced basis, are conducted from time to time at our facilities. If a negative finding is made as a result of any such investigation, we could be required to change coding practices, repay amounts paid for

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incorrect practices, pay substantial penalties or cease participating in
Medicare, Medicaid and other government health care programs.

     In August 2001, we received two letters from the Civil Division of the U.S. Department of Justice ("DOJ") requesting information regarding billing practices and documentation of gross descriptions on skin biopsy reports. We are providing documentation to the DOJ regarding the tests that are the subjects of its requests for information. While we currently do not believe there is any basis for the DOJ to pursue any significant enforcement action against us with respect to these tests, no assurances can be given regarding the ultimate outcome of the investigation. Requests for information such as these are often the result of a qui tam, or whistleblower, action filed by a private party. If this information request is the result of a qui tam action and if the DOJ decides not to pursue an action against us, the private party could still proceed with the action. Defending a qui tam lawsuit, even where there is little or no merit to the allegations, can be expensive and time consuming.

WE DERIVE A SIGNIFICANT PORTION OF OUR REVENUES FROM SHORT-TERM HOSPITAL CONTRACTS AND HOSPITAL RELATIONSHIPS THAT CAN EASILY BE TERMINATED.

     Many of our hospital contracts provide that the hospital or we may terminate the agreement prior to the expiration of the initial or any renewal term with relatively short notice and without cause. We also have business relationships with hospitals that are not subject to written contracts and that may be terminated by the hospitals at any time. Loss of any particular hospital contract or relationship would not only result in a loss of net revenue to us under that contract or relationship, but may also result in a loss of outpatient net revenue that may be derived from our association with the hospital and its medical staff. Any such loss could also result in an impairment of the value of the assets we have acquired or may acquire, requiring substantial charges to earnings. For example, during the fourth quarter of 2000, we were unsuccessful in retaining a contract to perform pathology services for a hospital in South Florida. Based upon the remaining projected cash flow from this hospital network, we determined that the intangible assets were impaired and recorded a pre-tax non-cash charge of approximately $1.0 million. This hospital contract accounted for approximately $800,000 of net revenue during 2000. Continuing consolidation in the hospital industry may result in fewer hospitals or fewer laboratories as hospitals move to combine their operations. Our contracts and relationships with hospitals may be terminated or, in the case of contracts, may not be renewed as their current terms expire.

OUR BUSINESS STRATEGY EMPHASIZES GROWTH, WHICH PLACES SIGNIFICANT DEMANDS ON OUR FINANCIAL, OPERATIONAL AND MANAGEMENT RESOURCES AND CREATES THE RISK OF FAILING TO MEET THE GROWTH EXPECTATIONS OF INVESTORS.

     Our growth strategy includes efforts to acquire and develop new practices, develop and expand managed care and national clinical laboratory contracts and develop new products, services, technologies and related alliances with third parties. The pursuit of this growth strategy consumes capital resources, thereby creating the financial risk that we will not realize an adequate return on this investment. In addition, our growth may involve the acquisition of companies, the development of products or services or the creation of strategic alliances in areas in which we do not currently operate. This would require our management to develop expertise in new areas, manage new business relationships and attract new types of customers. The success of our growth strategy also depends on our ability to expand our physician and employee base and to train, motivate and manage employees. The success or failure of our growth strategy is difficult to predict. The failure to achieve our stated growth objectives or the growth expectations of investors could disappoint investors and harm our stock price. We may not be able to implement our growth strategy successfully or to manage our expanded operations effectively and profitably.

WE ARE PURSUING BUSINESS OPPORTUNITIES IN NEW MARKETS, SUCH AS GENOMICS, WHICH ADDS UNCERTAINTY TO OUR FUTURE RESULTS OF OPERATIONS AND COULD DIVERT FINANCIAL AND MANAGEMENT RESOURCES AWAY FROM OUR CORE BUSINESS.

     As we pursue business opportunities in new markets, such as genomics, we anticipate that significant investments and costs will be related to, and future revenue may be derived from, products, services and
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alliances that do not exist today or have not been marketed in sufficient quantities to measure accurately market acceptance. Similarly, operating costs associated with new business endeavors are difficult to predict with accuracy, thereby adding further uncertainty to our future results of operations. We may experience difficulties that could delay or prevent the successful development and introduction of new products and services and such products and services may not achieve market acceptance. Any failure by us to pursue new business opportunities successfully could result in financial losses and could inhibit our anticipated growth. In addition, the pursuit of new business endeavors could divert financial and management resources away from our core business.

ETHICAL, SOCIAL AND LEGAL ISSUES CONCERNING GENOMIC RESEARCH AND TESTING MAY RESULT IN REGULATIONS RESTRICTING THE USE OF GENOMIC TESTING OR REDUCE THE DEMAND FOR GENOMIC TESTING PRODUCTS, WHICH COULD IMPEDE OUR ABILITY TO ACHIEVE OUR GROWTH OBJECTIVES.

     Ethical, social and legal concerns about genomic testing and genomic research could result in regulations restricting our or our customers' activities or in only limited demand for those products. For example, the potential availability of testing for some genomic predispositions to illness has raised issues regarding the use and confidentiality of information obtained from this testing. Some states in the United States have enacted legislation restricting the use of information from some genomic testing, and the United States Congress and some foreign governments are considering similar legislation. The United States Food and Drug Administration, or FDA, has subjected the commercialization of certain elements of genomic testing to limited regulation. The federal Centers for Disease Control and Prevention has published notice of its intent to revise the regulations under the Clinical Laboratory Improvements Amendments, or CLIA, to specifically recognize and regulate a genomic testing specialty. The Department of Health and Human Services' Secretary's Advisory Committee on Genetic Testing advises the Department of Health and Human Services as to various issues raised by the development and use of genomic testing and has published preliminary recommendations for increased participation on the part of the FDA and increased regulation of genomic testing under CLIA. As a result of these activities, it is likely that genomic testing will be subject to heightened regulatory standards. Restrictions on our or our customers' use of genomic information or testing products could impede our ability to broaden the range of testing services we offer and to penetrate the genomic and genomic testing markets.

IF WE ARE UNABLE TO MAKE ACQUISITIONS IN THE FUTURE, OUR RATE OF GROWTH WILL
SLOW.

     Much of our historical growth has come from acquisitions, and we continue to pursue growth through the acquisition and development of laboratories and physician practices. However, we may be unable to continue to identify and complete suitable acquisitions at prices we are willing to pay or to obtain the necessary financing on acceptable terms. In addition, as we become a bigger company, the amount that acquired businesses contribute to our revenue and profits will likely be smaller on a percentage basis. We compete with other companies to identify and complete suitable acquisitions. We expect this competition to intensify, making it more difficult to acquire suitable companies on favorable terms. For example, we may be unable to accurately and consistently identify physician practices whose pathologists have strong professional reputations in their local medical communities. Further, we may acquire physician practices whose pathologists' individual marketing and other sales efforts do not produce a profitable customer base. As a result, the businesses we acquire may not perform well enough to justify our investment. Our flexibility in structuring acquisitions is inhibited by restrictive covenants in our current credit facility. For example, our credit facility requires us to use no less than 30% equity and no more than 20% contingent notes as part of the purchase price for any acquisition and requires us to obtain lender consent for any acquisition with a purchase price greater than $10 million. These limitations may impede our ability to complete acquisitions. If we are unable to make additional acquisitions on suitable terms, we may not meet our growth expectations.

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WE INTEND TO RAISE ADDITIONAL CAPITAL, WHICH MAY BE DIFFICULT TO OBTAIN AT
ATTRACTIVE PRICES AND WHICH MAY CAUSE US TO ENGAGE IN FINANCING TRANSACTIONS THAT ADVERSELY AFFECT OUR STOCK PRICE.

     We need capital for both internal growth and the acquisition and integration of new practices, products and services. Therefore, we intend to raise additional capital through public or private offerings of equity securities or debt financings. Our issuance of additional equity securities could cause dilution to holders of our common stock and may adversely affect the market price of our common stock. The incurrence of additional debt could increase our interest expense and other debt service obligations and could result in the imposition of covenants that restrict our operational and financial flexibility. Additional capital may not be available to us on commercially reasonable terms or at all. The failure to raise additional needed capital could impede the implementation of our operating and growth strategies.

THE SUCCESS OF OUR GROWTH STRATEGY DEPENDS ON OUR ABILITY TO ADAPT TO NEW MARKETS AND EFFECTIVELY INTEGRATE NEWLY ACQUIRED PRACTICES.

     Our expansion into new markets will require us to maintain and establish payor and customer relationships and to convert the patient tracking and financial reporting systems of new practices to our systems. Significant delays or expenses with regard to this process could materially harm the integration of additional practices and our profitability. The integration of additional practices also requires the implementation and centralization of purchasing, accounting, sales and marketing, payroll, human resources, management information systems, cash management, risk management and other systems, which may be difficult, costly and time-consuming. Accordingly, our operating results, particularly in fiscal quarters immediately following a new practice affiliation, may be adversely affected while we attempt to complete the integration process. We may encounter significant unanticipated costs or other problems associated with the future integration of practices into our combined network of affiliated practices. Our expansion into new markets may require us to comply with present or future laws and regulations that may differ from those to which we are currently subject. Failure to meet these requirements could materially impede our growth objectives or materially harm our business.

WE MAY INHERIT SIGNIFICANT LIABILITIES FROM PRACTICES THAT WE HAVE ACQUIRED OR ACQUIRE IN THE FUTURE.

     We perform due diligence investigations with respect to potential liabilities of acquired and affiliated practices and typically obtain indemnification with respect to liabilities from the sellers of such practices. Nevertheless, undiscovered claims may arise and liabilities for which we become responsible may be material and may exceed either the limitations of any applicable indemnification provisions or the financial resources of the indemnifying parties. Claims or liabilities of acquired and affiliated practices may include matters involving compliance with laws, including health care laws. While we believe, based on our due diligence investigations, that the operations of our practices prior to their acquisition were generally in compliance with applicable health care laws, it is nevertheless possible that such practices were not in full compliance with such laws and that we will become accountable for their non-compliance. We have, from time to time, identified certain past practices of acquired physician groups that do not conform to our standards. A violation of applicable health care laws by a practice, whether or not the violation occurred prior to our acquisition of the practice, could result in civil and criminal penalties, exclusion of the physician, the practice or us from participation in Medicare and Medicaid programs and loss of a physician's license to practice medicine. Significant fines and other penalties could cause liquidity problems and adversely affect our results of operations. Exclusion from participation in government payor programs, which represented 19% of our collections from owned practices in 2000, would eliminate an important source of revenue and could materially harm our business.

WE HAVE SIGNIFICANT CONTINGENT LIABILITIES PAYABLE TO MANY OF THE SELLERS OF PRACTICES THAT WE HAVE ACQUIRED.

     In connection with our practice acquisitions, we typically agree to pay the sellers additional consideration in the form of contingent debt obligations, payment of which depends upon the practice achieving specified profitability criteria over periods ranging from three to five years after the acquisition.
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The amount of these contingent payments cannot be determined until the contingency periods terminate and achievement of the profitability criteria is determined. As of December 31, 2000, if the maximum criteria for the contingency payments with respect to all prior acquisitions were achieved, we would be obligated to make payments, including principal and interest, of approximately $198.4 million over the next three to five years. This amount could increase significantly as we continue selectively to acquire new practices. Lesser amounts would be paid if the maximum criteria are not met. Although we believe we will be able to make such payments from internally generated funds or proceeds of future borrowings, it is possible that such payments could cause significant liquidity problems for us. We continue to use contingent notes as partial consideration for acquisitions and affiliations.

WE HAVE RECORDED A SIGNIFICANT AMOUNT OF INTANGIBLE ASSETS, WHICH MAY NEVER BE REALIZED.

     Our acquisitions have resulted in significant increases in net identifiable intangible assets and goodwill. Net identifiable intangible assets, which include hospital contracts, physician client lists, management service agreements and laboratory contracts acquired in acquisitions were approximately $263.2 million at June 30, 2001, representing approximately 44.8% of our total assets. Net identifiable intangible assets are recorded at fair value on the date of acquisition and are being amortized over periods ranging from 10 to 40 years. Goodwill, which relates to the excess of cost over the fair value of net assets of businesses acquired, was approximately $196.7 million at June 30, 2001, representing approximately 33.5% of our total assets. On an ongoing basis, we make an evaluation to determine whether events and circumstances indicate that all or a portion of the carrying value of intangible assets may no longer be recoverable, in which case an additional charge to earnings may be necessary. For example, during the fiscal year ended December 31, 2000, we recorded asset impairment charges to intangible assets in the amount of $9.6 million. We may not ever realize the full value of our intangible assets. Any future determination requiring the write-off of a significant portion of intangible assets could materially harm our results of operations for the period in which the write-off occurs, which could adversely affect our stock price.

OUR BUSINESS IS HIGHLY DEPENDENT ON THE RECRUITMENT AND RETENTION OF QUALIFIED PATHOLOGISTS.

     Our business is dependent upon recruiting and retaining pathologists, particularly those with subspecialties, such as dermatopathology, hematopathology, immunopathology and cytopathology. While we have been able to recruit principally through practice acquisitions, and retain pathologists, we may be unable to continue to do so in the future as competition for the services of pathologists increases. In addition, we may have to modify the economic terms of our relationships with pathologists in order to enhance our recruitment and retention efforts. Because it may not be possible to recover increased costs through price increases, this could materially harm our profitability. The relationship between the pathologists and their respective local medical communities is important to the operation and continued profitability of each practice. Loss of one of our pathologists for any reason could lead to the loss of hospital contracts or other sources of revenue that depend on our continuing relationship with that pathologist. Our revenues and earnings could be adversely affected if a significant number of pathologists terminate their relationships with our practices or become unable or unwilling to continue their employment, or if a number of our non-competition agreements with physicians are terminated or determined to be invalid or unenforceable. For example, the two pathologists in our Birmingham, Alabama practice recently terminated their employment with us and opened their own pathology lab. As a result, we no longer have an operating lab in Alabama. We have implemented a strategy to retain our Alabama customers and service them through other AmeriPath facilities. If we are unable to retain these customers, we could incur a non-cash asset impairment charge of up to $3.9 million, and possibly a charge for other related non-recurring costs. If such charges are necessary, depending upon the magnitude of the charges, we may have to seek a waiver from our lenders to avoid violating a covenant under our credit facility.

ENACTMENT OF PROPOSALS TO REFORM THE HEALTH CARE INDUSTRY MAY RESTRICT OUR EXISTING OPERATIONS, IMPOSE ADDITIONAL REQUIREMENTS ON US, LIMIT OUR EXPANSION OR INCREASE OUR COSTS OF REGULATORY COMPLIANCE.

     Federal and state governments periodically focus significant attention on health care reform. It is not possible to predict which, if any, proposal will be adopted. It is possible that the health care regulatory environment will change so as to restrict our existing operations, impose additional requirements on us or

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

limit our expansion. Costs of compliance with changes in government regulations may not be subject to recovery through price increases.

COMPETITION FROM OTHER PROVIDERS OF PATHOLOGY SERVICES MAY MATERIALLY HARM OUR BUSINESS.

     Health care companies such as hospitals, national clinical laboratories, third-party payors and health maintenance organizations may compete with us in the employment of pathologists and the management of pathology practices. We also expect to experience increasing competition in the provision of pathology and cytology diagnostic services from other anatomic pathology practices, companies in other health care industry segments, such as other hospital-based specialties, national clinical laboratories, large physician group practices or other pathology physician practice management companies. Some of our competitors may have greater financial and other resources than we, which could further intensify competition. Increasing competition may erode our customer base, reduce our sources of revenue, cause us to reduce prices or enter into a greater number of capitated contracts in which we take on greater pricing risks or increase our marketing and other costs of doing business. Increasing competition may also impede our growth objectives by making it more difficult or more expensive for us to acquire or affiliate with additional pathology practices.

WE ARE SUBJECT TO SIGNIFICANT PROFESSIONAL OR OTHER LIABILITY CLAIMS, AND WE CANNOT ASSURE YOU THAT INSURANCE COVERAGE WILL BE AVAILABLE OR SUFFICIENT TO COVER SUCH CLAIMS.

     Our business entails an inherent risk of claims of physician professional liability or other liability for acts or omissions of our physicians and laboratory personnel or of hospital employees who are under the supervision of our hospital-based pathologists. We and our physicians periodically become involved as defendants in medical malpractice and other lawsuits, some of which are currently ongoing, and are subject to the attendant risk of substantial damage awards. While we believe that we have a prudent risk management program, including professional liability and general liability insurance coverage as well as agreements from third parties, such as hospitals and national clinical laboratories, to indemnify or insure us, it is possible that pending or future claims will not be covered by or will exceed the limits of our risk management program, including the limits of our insurance coverage or applicable indemnification provisions, or that third parties will fail or otherwise be unable to comply with their obligations to us. While we believe this practice is routine, in a number of pending claims our insurers have reserved their rights to deny coverage. In addition, we are currently in a dispute with our former medical malpractice carrier on an issue related to the applicability of excess insurance coverage. If we do not prevail, a gap of several months in our excess insurance coverage may exist for a period in which significant claims have been made. It is also possible that the costs of our insurance coverage will rise causing us either to incur additional costs or to further limit the amount of coverage we have. In addition, our insurance does not cover all potential liabilities arising from governmental fines and penalties, indemnification agreements and certain other uninsurable losses. For example, from time to time we agree to indemnify third parties, such as hospitals and national clinical laboratories, for various claims that may not be covered by insurance. As a result, we may become responsible for substantial damage awards that are uninsured. We are currently subject to indemnity claims which, if determined adversely to us, could result in substantial uninsured losses.

WE DEPEND ON CERTAIN KEY EXECUTIVES, THE LOSS OF WHOM COULD DISRUPT OUR OPERATIONS, CAUSE US TO INCUR ADDITIONAL EXPENSES AND IMPEDE OUR ABILITY TO EXPAND OUR OPERATIONS.

     Our success is dependent upon the efforts and abilities of our key management personnel, particularly James C. New, our Chairman and Chief Executive Officer, Brian C. Carr, our President, Gregory A. Marsh, our Vice President and Chief Financial Officer, Alan Levin, M.D., our Chief Operating Officer and Dennis M. Smith, Jr., M.D., our Executive Vice President of Genomic Strategies and Medical Director. It would be costly, time consuming and difficult to find suitable replacements for these individuals. The need to find replacements combined with the temporary loss of these key services could also materially disrupt our operations and impede our growth by diverting management attention away from our core business and growth strategies.

WE DEPEND ON NUMEROUS COMPLEX INFORMATION SYSTEMS AND ANY FAILURE TO SUCCESSFULLY MAINTAIN THOSE SYSTEMS OR IMPLEMENT NEW SYSTEMS COULD MATERIALLY HARM OUR OPERATIONS.

     We depend upon numerous information systems to provide operational and financial information on our practices, provide test reporting to physicians and handle our complex billing operations. We currently have several major information technology initiatives underway, including the integration of information from our practices. No assurance can be given that we will be able to enhance existing and/or implement new information systems that can integrate successfully the disparate operational and financial information systems of our practices. In addition to their integral role in helping our practices realize operating efficiencies, such new systems are critical to developing and implementing a comprehensive enterprise-wide management information database. To develop such an integrated network, we must continue to invest in and administer sophisticated management information systems. We may experience unanticipated delays, complications and expenses in implementing, integrating and operating such systems. Furthermore, our information systems may require modifications, improvements or replacements as we expand and as new technologies become available. Such modifications, improvements or replacements may require substantial expenditures and may require interruptions in operations during periods of implementation. Moreover, implementation of such systems is subject to the availability of information technology and skilled personnel to assist us in creating and implementing the systems. The failure to successfully implement and maintain operation, financial, test reports, billing and physician practice information systems could substantially impede the implementation of our operating and growth strategies and the realization of expected operating efficiencies.

FAILURE TO TIMELY OR ACCURATELY BILL FOR OUR SERVICES MAY HAVE A SUBSTANTIAL NEGATIVE IMPACT ON OUR REVENUES, CASH FLOW AND BAD DEBT EXPENSE.

     Billing for laboratory testing services is complicated. The industry practice of performing tests in advance of payment and without certainty as to the outcome of the billing process may have a substantial negative impact on our revenues, cash flow and bad debt expense. We bill various payors, such as patients, insurance companies, Medicare, Medicaid, and national clinical laboratories, all of which have different billing requirements. In addition, the billing information requirements of the various payors have become increasingly stringent, typically conditioning reimbursement to us on the provision of proper medical necessity and diagnosis codes by the requisitioning client. This complexity may increase our bad debt expense, due primarily to several non-credit related issues such as missing or incorrect billing information on test requisitions.

     Among many other factors complicating our billing are:

     - disputes between payors as to which party is responsible for payment;

     - disparity in coverage among various payors; and

     - the difficulty of adherence to specific compliance requirements, diagnosis coding and procedures mandated by various payors.

     The complexity of laboratory billing also tends to cause delays in our cash collections. Confirming incorrect or missing billing information generally slows down the billing process and increases the aging of accounts receivable. We assume the financial risk related to collection, including the potential uncollectability of accounts and delays due to incorrect and missing information and the other complex factors identified above.

DISRUPTION IN NEW YORK CITY AND IN U.S. COMMERCIAL ACTIVITIES GENERALLY FOLLOWING THE SEPTEMBER 2001 TERRORIST ATTACKS ON THE U.S. IS EXPECTED TO ADVERSELY IMPACT OUR RESULTS OF OPERATIONS AND MAY ADVERSELY IMPACT OUR ABILITY TO RAISE CAPITAL OR OUR FUTURE GROWTH.

     The operations of our laboratories have been and may continue to be harmed by the recent terrorist attacks on the U.S. For example, transportation systems and couriers that we rely upon to receive and process specimens have been and may continue to be disrupted, thereby causing a decrease in testing volumes and revenues. In addition, we may experience a rise in operating costs, such as costs for transportation, courier services, insurance and security. In particular, the operations of our laboratory in

New York City may be harmed as a result of the terrorist attacks on New York City. We also may experience delays in receiving payments from payors that have been affected by the attacks, which, in turn, would harm our cash flow. The U.S. economy in general may be adversely affected by the terrorist attacks or by any related outbreak of hostilities. Any such economic downturn could adversely impact our results of operations, impair our ability to raise capital or impede our ability to continue growing our business.

OUR STOCK PRICE IS VOLATILE AND THE VALUE OF YOUR INVESTMENT MAY DECREASE FOR VARIOUS REASONS, INCLUDING REASONS THAT ARE UNRELATED TO THE PERFORMANCE OF OUR BUSINESS.

     There has been significant volatility in the market price of securities of health care companies that often has been unrelated to the operating performance of such companies. In fact, since January 1, 2000, our common stock, which trades on the Nasdaq National Market, has traded from a low of $7.00 per share to a high of $37.16 per share. We believe that various factors, such as legislative and regulatory developments, investigations by regulatory bodies or third-party payors, quarterly variations in our actual or anticipated results of operations, lower revenues or earnings than those anticipated by securities analysts, the overall economy and the financial markets could cause the price of our common stock to fluctuate substantially. For example, in the fourth quarter of 1998, our stock price declined significantly as a result of an announcement by the government of its intent to seek recovery of amounts allegedly improperly reimbursed to us under Medicare. Although the claim was resolved to our satisfaction and resulted only in a small fine, similar investigations may be announced having the same effect on the market price of our stock. In addition, securities class action claims have been brought against companies whose stock prices have been volatile. Several such suits were brought against us as a result of the decline in our stock price described above. This kind of litigation could be very costly and could divert our management's attention and resources. Any adverse determination in this type of litigation could also subject us to significant liabilities, any or all of which could materially harm our liquidity and capital resources.

IF OUR STOCKHOLDERS SELL SUBSTANTIAL AMOUNTS OF OUR COMMON STOCK AFTER THIS OFFERING, THE MARKET PRICE OF OUR COMMON STOCK MAY FALL.

     The market price of our common stock could decline as a result of sales by our existing stockholders after this offering or the perception that these sales could occur. These sales also might make it difficult for us to sell equity securities in the future at a time and price that we deem appropriate. In particular, we note that we issued approximately 2.6 million shares of common stock in connection with our acquisition of Inform DX. Of these 2.6 million shares, 664,359 have been registered for re-sale and are freely tradable without restriction or further registration, and the approximately 1.9 million remaining shares will become eligible for sale under Rule 144 on November 30, 2001, subject to the volume and other limitations of such rule. However, between approximately 600,000 and approximately 1.0 million of these 2.6 million shares will be subject to lock-up provisions until 90 days from the date of this prospectus.

CERTAIN PROVISIONS OF OUR CHARTER, BY-LAWS AND DELAWARE LAW MAY DELAY OR PREVENT A CHANGE OF CONTROL OF OUR COMPANY.

     Our corporate documents and Delaware law contain provisions that may enable our board of directors or management to resist a change of control of our company. These provisions include a staggered board of directors, limitations on persons authorized to call a special meeting of stockholders and advance notice procedures required for stockholders to make nominations of candidates for election as directors or to bring matters before an annual meeting of stockholders. We also have a rights plan designed to make it more costly and more difficult to gain control of our company. These anti-takeover defenses could discourage, delay or prevent a change of control. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors and cause us to take other corporate actions. In addition, the existence of these provisions, together with Delaware law, might hinder or delay an attempted takeover other than through negotiations with our board of directors.

           CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements. The forward-looking statements are contained principally in the sections entitled "Prospectus Summary," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

     - Our expectations regarding financial results for periods after June 30, 2001;

     - Our ability to continue to grow our dermatopathology business;

     - Our ability to develop our genetic and other esoteric testing capabilities;

     - Our ability to grow through acquisitions and to successfully integrate operations of acquired businesses;

     - The timing and amount of annual operating synergies expected to result from combining the operations of acquired businesses;

     - Our ability to sustain our market position;

     - Our expectations of the sources, timing and magnitude of future special charges;

     - Our expectations of the accretive or dilutive impact of past or future acquisitions;

     - The interpretation or implementation of current or future laws and regulations;

     - Our expectations regarding the outcome of pending governmental investigations and related claims;

     - The reimbursement levels of third-party payors, including government payors, managed care companions and indemnity insurers;

     - Our ability to maintain our hospital contracts and relationships;

     - Our ability to attract and retain pathologists;

     - Our goals and expectations regarding improvements in our results of operations on a same store basis;

     - Our planned capital expenditure levels and our ability to fund such expenditures from various sources;

     - Our expectations regarding cost savings and other benefits resulting from information systems enhancements;

     - Our anticipation regarding the ability of funds from various sources to satisfy our future working capital needs, contingent note obligations and capital expenditure needs; and

     - Our expectations regarding obtaining new or additional financing and refinancing existing indebtedness.

     In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "could," "would," "expects," "plans," "anticipates," "believes," "estimates," "projects," "predicts," "potential," and similar expressions intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. We discuss many of these risks in this prospectus in greater detail under the heading "Risk Factors." Also, these forward-looking statements represent our estimates and assumptions only as of the date of this prospectus.

     You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. Except as required by law, we assume no obligation to update such forward-looking statements publicly for any reason, or to update the reasons actual results could differ materially from those anticipated in such forward-looking statements, even if new information becomes available in the future.

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS.

                                USE OF PROCEEDS


     We expect to receive net proceeds of approximately $98.4 million from the sale of 4,125,000 shares of common stock by us in this offering, or $113.3 million if the underwriters' over-allotment option is exercised in full, based on an assumed public offering price of $25.41 per share and after deducting underwriting discounts and commissions and the estimated offering expenses we will pay. We intend to use the net proceeds of this offering to repay approximately $98.4 million of our existing debt under our credit facility, which matures on December 16, 2004 and had a weighted average interest rate of 8.2% as of September 30, 2001. Certain affiliates of underwriters of this offering are lenders under our credit facility. See "Underwriting." See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


                                DIVIDEND POLICY

     We have never declared or paid any cash dividends on our common stock. We intend to retain any future earnings to finance the growth and development of our business and therefore do not anticipate paying any cash dividends in the foreseeable future. Our revolving line of credit prohibits us from paying dividends without the prior written consent of our lenders. The payment of cash dividends in the future will be at the discretion of our Board of Directors and will depend upon factors such as our earnings, capital requirements, financial condition and other factors deemed relevant by our Board of Directors. We are unable to assure you that we will pay any dividends in the future.

                          MARKET PRICE OF COMMON STOCK

     Our common stock began trading publicly on the Nasdaq National Market on October 21, 1997 and is traded under the symbol "PATH." The following table shows the range of high and low sales prices per share of our common stock as reported by the Nasdaq National Market for the periods indicated.


                                                              COMMON STOCK PRICE
                                                              ------------------
                                                               HIGH        LOW
                                                              ------      ------
Year ended December 31, 1999:
  First Quarter.............................................  $14.50      $ 7.19
  Second Quarter............................................    9.75        7.38
  Third Quarter.............................................   10.69        7.19
  Fourth Quarter............................................   10.31        7.00
Year ended December 31, 2000:
  First Quarter.............................................  $10.00      $ 7.50
  Second Quarter............................................    9.50        7.00
  Third Quarter.............................................   14.88        8.00
  Fourth Quarter............................................   27.13       13.25
Year ended December 31, 2001:
  First Quarter.............................................  $27.75      $16.00
  Second Quarter............................................   32.00       20.06
  Third Quarter.............................................   37.16       24.26
  Fourth Quarter (through October 18, 2001).................   28.50       23.64



     On October 18, 2001, the last sales price for the common stock on the Nasdaq National Market was $25.41 per share. As of October 18, 2001, there were 308 shareholders of record of our common stock.

                                 CAPITALIZATION

     The following table describes our capitalization as of June 30, 2001

     - on an actual basis; and


     - on an as-adjusted basis to reflect our sale of 4,125,000 shares of common stock hereby at an assumed offering price of $25.41 per share, the receipt of the estimated net proceeds of such sale after deducting underwriting discounts and commissions and estimated offering expenses, and the application of net proceeds as described in "Use of Proceeds."


     This table assumes no exercise of the underwriters' option to purchase up to 618,750 additional shares of common stock to cover over-allotments. You should read this table together with the section of this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the related notes appearing elsewhere in this prospectus.


                                                               AS OF JUNE 30, 2001
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
                                                              (IN THOUSANDS, EXCEPT
                                                                   SHARE DATA)
Debt, including current portion:
  Credit facility...........................................  $209,000    $110,562
  Notes payable.............................................        97          97
  Capitalized lease obligations.............................       500         500
  Subordinated notes(1).....................................     3,147       3,147
                                                              --------    --------
     Total debt.............................................   212,744     114,306
                                                              --------    --------
Stockholders' equity:
  Common stock, $.01 par value per share, 60,000,000 shares
     authorized: 25,208,835 and 29,333,835 issued and
     outstanding actual and as adjusted, respectively(2)....       252         293
  Additional paid-in capital................................   191,103     289,500
  Accumulated other comprehensive loss......................    (3,696)     (3,696)
  Retained earnings.........................................    73,756      73,756
                                                              --------    --------
     Total stockholders' equity.............................   261,415     359,853
                                                              --------    --------
       Total capitalization.................................  $474,159    $474,159
                                                              ========    ========


-------------------------

(1) Includes current maturities of $512,000 for subordinated notes issued and assumed in connection with acquisitions, payable in varying amounts through 2005, with interest at rates of 6.5% and 9.5%.
(2) Excludes 2,235,741 shares of common stock issuable upon the exercise of options outstanding as of June 30, 2001, at a weighted average exercise price of $15.45 per share; 13,334 shares of common stock issuable upon the exercise of warrants outstanding as of June 30, 2001, at a weighted average exercise price of $1.21 per share, and up to 19,776 shares of common stock issuable pursuant to a contingent payment obligation resulting from one of our physician practice acquisitions.

                            SELECTED FINANCIAL DATA

     You should read the following selected financial data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included elsewhere in this prospectus. We have derived the selected financial data as of and for the fiscal years ended December 31, 1996, 1997, 1998, 1999 and 2000 from our consolidated audited financial statements. We have derived the selected financial data at June 30, 2001 and for the six months ended June 30, 2000 and 2001 from our unaudited consolidated financial statements, which, in our opinion, include all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of the information set out in this prospectus. The information below is not necessarily indicative of the results of future operations. We have restated all historical information presented below to reflect our acquisition of Inform DX, on November 30, 2000, which we accounted for as a pooling of interests.

                                                                                                          SIX MONTHS ENDED
                                                                YEARS ENDED DECEMBER 31,                      JUNE 30,
                                                   ---------------------------------------------------   -------------------
                                                    1996       1997       1998       1999       2000       2000       2001
                                                   -------   --------   --------   --------   --------   --------   --------
                                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net revenues.....................................  $42,558   $108,406   $193,316   $257,432   $330,094   $155,977   $203,797
                                                   -------   --------   --------   --------   --------   --------   --------
Operating costs and expenses:
  Cost of services...............................   20,106     48,833     87,700    122,685    163,390     75,776     97,822
  Selling, general and administrative expenses...    8,483     21,386     36,709     47,159     58,411     27,426     35,386
  Provision for doubtful accounts................    3,576     10,892     18,698     25,289     34,040     15,452     23,206
  Amortization expense...........................    1,958      5,763      9,615     12,827     16,172      7,734      9,180
  Merger-related charges(1)......................       --         --         --         --      6,209         --      7,103
  Asset impairment and related charges(2)........       --         --         --         --      9,562      5,245         --
  Loss on cessation of clinical lab
    operations(3)................................      910         --         --         --         --         --         --
                                                   -------   --------   --------   --------   --------   --------   --------
    Total operating costs and expenses...........   35,033     86,874    152,722    207,960    287,784    131,633    172,697
                                                   -------   --------   --------   --------   --------   --------   --------
Income from operations...........................    7,525     21,532     40,594     49,472     42,310     24,344     31,100
Interest expense.................................   (3,540)    (8,772)    (8,560)    (9,573)   (15,376)    (6,976)    (9,437)
Nonrecurring charge(4)...........................       --     (1,289)        --         --         --         --         --
Other (expense) income, net......................     (431)       (96)       150        286        226        113        144
Income before income taxes.......................    3,554     11,375     32,184     40,185     27,160     17,481     21,807
Provision for income taxes.......................    1,528      5,522     13,941     17,474     14,068      8,411      9,419
                                                   -------   --------   --------   --------   --------   --------   --------
  Net income.....................................    2,026      5,853     18,243     22,711     13,092      9,070     12,388
Induced conversion and accretion of redeemable
  preferred stock(5).............................       --         --        (75)      (131)    (1,604)    (1,604)        --
                                                   -------   --------   --------   --------   --------   --------   --------
  Net income attributable to common
    stockholders.................................  $ 2,026   $  5,853   $ 18,168   $ 22,580   $ 11,488   $  7,466   $ 12,388
                                                   =======   ========   ========   ========   ========   ========   ========
Earnings per share data:
  Basic earnings per common share................  $  0.53   $   0.66   $   0.87   $   1.03   $   0.49   $   0.33   $   0.50
                                                   =======   ========   ========   ========   ========   ========   ========
  Diluted earnings per common share..............  $  0.22   $   0.42   $   0.84   $   1.00   $   0.47   $   0.32   $   0.48
                                                   =======   ========   ========   ========   ========   ========   ========
  Basic weighted average shares outstanding......    3,115      8,880     20,911     21,984     23,473     22,575     24,951
                                                   =======   ========   ========   ========   ========   ========   ========
  Diluted weighted average shares outstanding....    9,014     13,986     21,610     22,516     24,237     23,100     26,065
                                                   =======   ========   ========   ========   ========   ========   ========

                                                                            AS OF DECEMBER 31,                     AS OF
                                                           ----------------------------------------------------   JUNE 30,
                                                             1996       1997       1998       1999       2000       2001
                                                           --------   --------   --------   --------   --------   --------
                                                                                   (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents................................  $  2,262   $  2,030   $  6,383   $  1,713   $  2,418   $  2,489
Total assets.............................................   157,854    272,532    390,413    478,896    562,166    587,874
Long-term debt, including current portion................    97,239     77,630    123,917    168,614    201,747    212,744
Redeemable equity securities(6)..........................    18,427         --     15,373     15,504         --         --
Total stockholders' equity...............................    12,693    145,603    180,378    206,214    249,665    261,415

---------------

(1) In connection with the Inform DX merger, we recorded $6.2 million and $7.1 million in 2000 and the first quarter 2001, respectively, for costs related to transaction fees, change in control payments and various exit costs associated with the consolidation of certain operations.
(2) In connection with Quest Diagnostics' termination of a pathology services contract with us in South Florida, the loss of a contract with a hospital in South Florida and the loss of three hospital contracts and an ambulatory care facility contract in Cleveland, Ohio, we recorded non-recurring asset impairment and related charges totaling $9.6 million in 2000. The charges were based on the remaining projected cash flows from these contracts in which we determined that the intangible assets that were recorded from acquisitions in these areas had been impaired.
(3) In connection with the closing of a clinical laboratory operation in May 1996, we recorded a non-recurring charge to operations aggregating $910,000, which included severance payments, write-downs of property, equipment and other assets to estimated realizable values, and the write-off of the unamortized balances of intangible assets associated with the clinical laboratory operations.
(4) In the year ended December 31, 1997, we recorded a nonrecurring charge of $1.3 million, primarily attributable to professional fees and printing costs, as a result of the postponement of a planned initial public offering of common stock.
(5) In connection with an acquisition by Inform DX completed on June 30, 2000, Inform DX provided for an induced conversion of preferred stock. The induced conversion resulted in the issuance of 642,640 shares of common stock. Inform DX estimated, based on a third party valuation, the fair market value of its common stock at June 30, 2000 to be $6.22 per share. Based on this valuation, in the second quarter of 2000 Inform DX recorded a charge for the induced conversion of approximately $1.5 million, or $6.22 per share times the additional common shares issued of 247,169.
(6) For December 31, 1996 amounts include Convertible Preferred Stock of $5.2 million plus accrued and unpaid dividends and $12.2 million of Redeemable Common Stock. For December 31, 1998 and 1999 amounts included Convertible Preferred Stock of $15.4 million and $15.5 million, respectively.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     You should read the following discussion and analysis in conjunction with the "Selected Financial Data" and our consolidated financial statements and the related notes, which are included elsewhere in this prospectus.

OVERVIEW

     We are one of the leading national providers of anatomic pathology services. The 427 pathologists in our owned and managed practices as of June 30, 2001 provide medical diagnostic services in outpatient laboratories owned, operated and managed by us, in hospitals, and in ambulatory surgery centers. Under our ownership or employment model, we acquire a controlling equity (i.e., voting) interest or have a controlling financial interest in pathology practices. We refer to these practices as our owned practices. Under our management or equity model, we acquire certain assets of, and operate pathology practices under long-term management services agreements with, pathology practices. We refer to these practices as our managed practices. Under the management services agreements, we provide facilities and equipment as well as administrative and technical support for the managed practices. As of June 30, 2001, we had seven managed practices, employing 69 physicians. When we refer to "practices" generally, we mean our owned and managed practices as a group.

     As of June 30, 2001, our practices had contracts or business relationships with a total of 237 hospitals pursuant to which we manage their clinical pathology and other laboratories and provide professional pathology services. The majority of these hospital contracts and relationships are exclusive provider relationships. We also have 42 licensed outpatient laboratories.

     Generally, we manage and control all of the non-medical functions of the practices, including:

     - recruiting, training, employing and managing the technical and support staff;

     - developing, equipping and staffing laboratory facilities;

     - establishing and maintaining courier services to transport specimens;

     - negotiating and maintaining contracts with hospitals, national clinical laboratories and managed care organizations and other payors;

     - providing financial reporting and administration, clerical, purchasing, payroll, billing and collection, information systems, sales and marketing, risk management, employee benefits, legal, tax and accounting services;

     - maintaining compliance with applicable laws, rules and regulations; and

     - with respect to our ownership and operation of outpatient anatomic pathology laboratories, providing slide preparation and other technical services.

ACQUISITIONS

     Since the first quarter of 1996, we have completed the acquisition of 49 physician practices located in 21 states. These acquisitions include the acquisition of Inform DX, during the fourth quarter of 2000. We accounted for the Inform DX transaction as a pooling of interests and, therefore, we have restated all historical information to reflect the acquisition of Inform DX. As a result of the Inform DX acquisition, we now have managed practices from which we derive management fees. Prior to the Inform DX transaction, we only had owned practices.

     There were no acquisitions in the first six months of 2001. While we regularly explore additional acquisition opportunities and are in various stages of discussions with a number of acquisition candidates, we currently have no specific agreements or commitments with any third party regarding any potential acquisition.

     During 2000, we acquired nine anatomic pathology practices, including the two practices acquired by Inform DX. The total consideration paid by us in connection with these acquisitions included cash of $32.5 million, 1.5 million shares of common stock (with an aggregate value of $12.2 million based upon amounts recorded on our consolidated financial statements) and subordinated debt of $2.8 million. In addition, we issued additional purchase price consideration in the form of contingent notes. During the year ended December 31, 2000, we made contingent note payments of $26.6 million and other purchase price adjustments of approximately $2.9 million in connection with certain post-closing adjustments and acquisition costs.

     During 1999, we acquired eleven anatomic pathology practices, including one practice acquired by Inform DX. The total consideration paid by us in connection with these acquisitions included cash of $51.7 million, 486,796 shares of common stock (with an aggregate value of $3.0 million based upon amounts recorded on our consolidated financial statements) and subordinated debt of $848,000. In addition, we issued additional purchase price consideration in the form of contingent notes. During the year ended December 31, 1999, we issued an additional 23,930 shares of common stock, valued at $195,000, and made contingent note payments of $17.4 million and other purchase price adjustments of $3.0 million in connection with certain post-closing adjustments and acquisition costs.

BUSINESS COLLABORATIONS

     We have commenced our transition to becoming a fully integrated health care diagnostic information provider. As part of this transition, we have entered into business collaborations intended to generate additional revenues through leveraging our personnel, technology and resources. Two examples of such endeavors, one with Genomics Collaborative, Inc. ("GCI") and one with Ampersand Medical of Chicago ("Ampersand"), are described below. Although we believe such new endeavors are promising, we cannot assure you that they will be profitable.

     During the third quarter of 2000, we formed an alliance with GCI to provide fresh frozen samples from normal, diseased, and cancerous tissue to GCI for subsequent sale to researchers in industry and academic laboratories who are working to discover genes associated with more common disease categories, such as heart disease, hypertension, diabetes, osteoporosis, depression, dementia, asthma and cancer, with a special focus on breast, colon and prostate tumors. This alliance utilizes our national network of hospitals, physicians and pathologists and GCI's capabilities in large-scale DNA tissue analysis and handling, tied together by proprietary information systems and bioinformatics. The financial results of the alliance with GCI were not material to our operations during 2000 or for the six months ended June 30, 2001. We are working with GCI to develop procedures to comply with informed consent requirements and other regulations regarding the taking and processing of specimens from donors and related records. Failure to comply with such regulations could result in adverse consequences including potential liability to us. On September 15, 2000, we made a $1.0 million investment in GCI in exchange for 333,333 shares of Series D Preferred Stock, par value $0.01.

     On March 27, 2001, we announced an agreement with Ampersand which illustrates another example of leveraging our existing resources. In this alliance, we will be performing clinical trial work for Ampersand's cytology platform that utilizes proteomic biomarkers to help pathologists and cytologists identify abnormal and cancerous cells in pap smears and other body fluids, such as sputum and urine. We will be paid on a fee-for-service basis for each clinical trial we conduct. The agreement also calls for us to assist Ampersand with the development of associated products and tests. We would receive equity in Ampersand for the developmental work and would be entitled to royalty payments based on future sales of these products and tests. One of the Ampersand products we are currently evaluating is a new test for human papilloma virus or HPV, which causes over 99% of all cervical dysplasia and cancer. This new test involves the application of genomic and proteomic markers directed against the specific oncogenes and oncoproteins of HPV that are directly responsible for the virus' ability to cause cancer. Preliminary studies indicate superior performance of these markers compared to currently available tests. However, there can be no assurance that such tests or such markers will be successful or become commercially viable.

SOURCES OF NET REVENUE

     We derive our net revenue primarily from the operations of our owned and managed practices. Net revenue was comprised of net patient service revenue from our owned practices and net management service revenue from our managed practices.

     The percent of our net revenue from outpatient and inpatient pathology and management services is presented below. The type and mix of business among these three categories, which can change from period to period as a result of new acquisitions and other factors, may change our ratio of operating costs to net revenue, particularly the provision for doubtful accounts as discussed below in our results of operations.

                                                                                      SIX MONTHS
                                                      YEARS ENDED DECEMBER 31,      ENDED JUNE 30,
                                                      ------------------------      --------------
                                                      1998      1999      2000      2000     2001
    REVENUE TYPE                                      ----      ----      ----      -----    -----
    Outpatient....................................     43%       39%       42%       40%      44%
    Inpatient.....................................     49%       51%       51%       52%      49%
    Management service revenues...................      8%       10%        7%        8%       7%

  NET PATIENT REVENUES

     The majority of services furnished by our pathologists are anatomic pathology diagnostic services. We typically bill government programs, principally Medicare and Medicaid, indemnity insurance companies, managed care organizations, national clinical laboratories, physicians and patients. Net patient revenue differs from amounts billed for services due to:

     - Medicare and Medicaid reimbursements at annually established rates;

     - payments from managed care organizations at discounted fee-for-service rates;

     - negotiated reimbursement rates with national clinical laboratories and other third-party payors; and

     - other discounts and allowances.

     The national clinical laboratories contract directly under capitated agreements with managed care organizations to provide clinical as well as anatomic pathology services. We, in turn, subcontract with national clinical laboratories to provide anatomic pathology services at a discounted fee-for-service rate and are attempting to increase the number of such subcontracts to increase test volume. Since the majority of our operating costs -- principally the compensation of physicians and non-physician technical personnel -- are relatively fixed, increases in test volume generally enhance our profitability. Historically, net patient service revenue from capitated contracts has represented an insignificant amount of total net patient service revenue. However, we may be required to enter into more capitated arrangements in order to compete effectively for managed care contracts in the future.

     Virtually all of our net patient service revenue is derived from our practices' charging for services on a fee-for-service basis. Accordingly, we assume the financial risk related to collection, including potential uncollectability of accounts, long collection cycles for accounts receivable and delays in reimbursement by third-party payors, such as governmental programs, private insurance plans and managed care organizations. Increases in write-offs of doubtful accounts, delays in receiving payments or potential retroactive adjustments and penalties resulting from audits by payors may require us to borrow funds to meet current obligations or may otherwise have a material adverse effect on our financial condition and results of operations.

     In addition to services billed on a fee-for-service basis, the hospital-based pathologists have supervision and oversight responsibility for their roles as Medical Directors of the hospitals' clinical, microbiology and blood banking operations. For this role, we bill non-Medicare patients according to a fee schedule for what is referred to as clinical professional component charges. For Medicare patients, the pathologist is typically paid a director's fee or a "Part A" fee by the hospital. Hospitals and third-party payors are continuing to increase pressure to reduce the payment of these clinical professional component charges and "Part A" fees, and in the future we may sustain substantial decreases in these payments.

     Approximately 19% of our collections from owned practices in 2000 was from government-sponsored health care programs, principally Medicare and Medicaid, and is subject to audit and adjustments by applicable regulatory agencies. Failure to comply with any of these laws or regulations, the results of increased regulatory audits and adjustments, or changes in the interpretation of the coding of services or the amounts payable for services under these programs could have a material adverse effect on our financial position and results of operations.

     The impact of legislative changes on our results of operations will depend upon several factors, including the mix of inpatient and outpatient pathology services, the amount of Medicare business, and changes in reimbursement levels which are published in November of each year. Management continuously monitors changes in legislation impacting reimbursement.

     In prior years, we have been able to mitigate the impact of reductions in Medicare reimbursement rates for anatomic pathology services through the achievement of economies of scale and production efficiencies. Despite any offsets, the recent substantial modifications to the physician fee schedule, along with additional adjustments by Medicare, could have a material adverse effect on average unit reimbursement in the future. In addition, other third-party payors could adjust their reimbursement based on changes to the Medicare fee schedule. Any reductions made by other payors could also have a material negative impact on average unit reimbursement.

  NET MANAGEMENT SERVICE REVENUE

     Net management service revenue is based on a predetermined percentage of operating income of the managed practices, before physician group retainage, plus reimbursement of certain practice expenses as defined in each management service agreement. Management fees are recognized at the time the physician group revenue is recorded by the physician group.

     Generally, net management service revenue equates to net physician group revenue less amounts retained by the physician groups, which we refer to as physician group retainage. Net physician group revenue is equal to billed charges reduced by provisions for bad debt and contractual adjustments. Contractual adjustments represent the difference between amounts billed and amounts reimbursable by commercial insurers and other third-party payors pursuant to their respective contracts with the physician group. The provision for bad debts represents management's estimate of potential credit issues associated with amounts due from patients, commercial insurers, and other third-party payors. Net physician group revenue, which underlies our management service revenue, is subject to the same legislative and regulatory factors discussed above with respect to net patient revenue.

MEDICARE REIMBURSEMENT

     Since 1992 the Centers for Medicare and Medicaid Services ("CMS") (formerly known as the Health Care Financing Administration, or "HCFA") has paid for physician's services under section 1848 of the Social Security Act. CMS calculates and reimburses fees for all physician services ("Part B" fees), including anatomic pathology services, based on a fee schedule methodology known as the resource-based relative value system ("RBRVS"). The RBRVS initially was phased in over a four year period. Subsequently, CMS proposed changes in the computation of the malpractice portion and practice expense portion of the RVUs. Although these changes have changed reimbursement to some extent, they are not expected to have a material impact on the Company's revenues. Overall, anatomic pathology reimbursement rates declined during the fee schedule phase-in period, despite an increase in payment rates for certain pathology services performed by us.

     The Medicare Part B fee schedule payment for each service is determined by multiplying the total relative value units ("RVUs") established for the service by a Geographic Practice Cost Index ("GPCI"). The sum of this value is multiplied by a statutory conversion factor. The number of RVUs assigned to each service is in turn calculated by adding three separate components: work RVU (intensity of work), practice exposure RVU (expense related to performing the service) and malpractice RVU (malpractice costs associated with the service).

     CMS reviews annually the RBRVS payment schedule in conjunction with its budgeting process. The resulting payment schedule is published each year in the Federal Register in November. The blended payment rates for services provided by AmeriPath to Medicare patients, based on our values and locations of services, increased by 11.3% from 1999 to 2000, and by 6.8% from 2000 to 2001. However, there can be no assurance that we will receive similar increases in the future, and it is possible that our blended rates may decrease at some point in the future.

     In 1999, CMS announced that it would cease the direct payment by Medicare for the technical component of inpatient physician pathology services to an outside independent laboratory because they concluded payment for the technical component is included already in the payment to hospitals under the hospital inpatient prospective payment system. Implementation of this change commenced January 1, 2001. Under these rules, independent pathology laboratories would be required to bill the hospital directly for technical services on hospital Medicare inpatients. Congress, however, "grandfathered," for a period of two years, certain existing hospital-lab arrangements in effect before July 22, 1999. Effective January 2001, hospital arrangements that were not grandfathered are not reimbursed by Medicare for the technical component. Upon expiration of the two years, the grandfather provision is scheduled to expire.

     Additionally, with the implementation of the hospital outpatient prospective payment system ("PPS") during 2000, independent pathology laboratories providing technical services to Medicare hospital outpatients generally are no longer able to bill Medicare for the technical component ("TC") of those services. Rather, they need to bill the hospital for the TC. The hospital is reimbursed as part of the new Ambulatory Payment Classification ("APC") payment system. Laboratories providing these services now need to contract directly with hospitals for reimbursement. As the amount paid to hospitals for the most common pathology services is less than the technical component under the RBRVS, it is likely that those laboratories will incur substantial reductions in reimbursement under PPS. However, services provided by us which are subject to PPS are not material to our total net revenue.

RECENT DEVELOPMENTS


     We will use the net proceeds of this offering, estimated to be $98.4 million, to repay a portion of the outstanding indebtedness under our credit facility. In addition, we intend to put in place $175 to $225 million of new debt facilities and repay the remaining balance of our existing credit facility. The refinancing will result in the termination of three interest rate swaps with a combined notional amount of $105 million and the write-off of associated unamortized debt costs of approximately $1.7 million. The termination of these interest rate swaps would result in a special charge, after tax, of approximately $3.6 million. The write-off of the unamortized debt costs will result in an extraordinary charge, net of tax, of approximately $1.0 million. These estimates are based on information as of June 30, 2001 and actual charges could increase or decrease based upon the fair value of the swaps at the time of termination. We expect to complete this refinancing during the fourth quarter of 2001 and we anticipate that we will be able to lower our effective interest rate as well as obtain greater flexibility to pursue our strategic objectives, including further acquisitions. However, there can be no assurance that we can obtain this financing on terms acceptable to us.


     During the third quarter of 2001, two pathologists in our Birmingham, Alabama practice terminated their employment with us and opened their own pathology laboratory. As a result, we no longer have an operating laboratory in Alabama. We have implemented a strategy to retain our Alabama customers and service them through other AmeriPath facilities. If we are unable to retain these customers we could incur a non-cash asset impairment charge, which would not exceed $3.9 million in the aggregate, and possibly a charge for other related non-recurring costs. If such charges are necessary, depending upon the magnitude of the charges, we may have to seek a waiver from our lenders to avoid violating a covenant under our existing credit facility.

RESULTS OF OPERATIONS

     The following table outlines, for the periods indicated, selected operating data as a percentage of net operating revenues.

                                                                                  SIX MONTHS
                                                              YEARS ENDED            ENDED
                                                             DECEMBER 31,          JUNE 30,
                                                         ---------------------   -------------
                                                         1998    1999    2000    2000    2001
                                                         -----   -----   -----   -----   -----
Net revenues...........................................  100.0%  100.0%  100.0%  100.0%  100.0%
                                                         -----   -----   -----   -----   -----
Operating costs and expenses:
  Cost of services.....................................   45.3    47.7    49.5    48.6    48.0
  Selling, general and administrative expenses.........   19.0    18.3    17.7    17.6    17.4
  Provision for doubtful accounts......................    9.7     9.8    10.3     9.9    11.4
  Amortization expense.................................    5.0     5.0     4.9     4.9     4.5
  Merger-related charges...............................     --      --     1.9      --     3.4
  Asset impairment and related charges.................     --      --     2.9     3.4      --
                                                         -----   -----   -----   -----   -----
     Total operating costs and expenses................   79.0    80.8    87.2    84.4    84.7
                                                         -----   -----   -----   -----   -----
Income from operations.................................   21.0    19.2    12.8    15.6    15.3
Interest (expense) and other income, net...............   (4.4)   (3.6)   (4.6)   (4.4)   (4.6)
                                                         -----   -----   -----   -----   -----
Income before income taxes.............................   16.6    15.6     8.2    11.2    10.7
Provision for income taxes.............................    7.2     6.8     4.2     5.4     4.6
                                                         -----   -----   -----   -----   -----
Net income.............................................    9.4     8.8     4.0     5.8     6.1
Induced conversion and accretion of redeemable
  preferred stock......................................   (0.0)   (0.0)   (0.5)   (1.0)     --
                                                         -----   -----   -----   -----   -----
Net income attributable to common stockholders.........    9.4%    8.8%    3.5%    4.8%    6.1%
                                                         =====   =====   =====   =====   =====

  SIX MONTHS ENDED JUNE 30, 2001 AND 2000

     Net Revenues

     Net revenues increased by $47.8 million, or 30.7%, from $156.0 million for the six months ended June 30, 2000 to $203.8 million for the six months ended June 30, 2001. Same store net revenue increased $23.3 million, or 15%, from $80.2 million for the six months ended June 30, 2000 to $92.2 million for the six months ended June 30, 2001, including approximately $1.5 million related to the increase in Medicare reimbursement. Same store outpatient revenue increased $15.0 million, or 25%, same store hospital revenue increased $6.3 million, or 8%, and same store management service revenue increased $2.0 million, or 16%, compared to the same period of the prior year. Reference to same store means practices at which we provided services for the entire period for which the amount is calculated and the entire prior comparable period, including acquired hospital contracts and relationships, the New York laboratory operations and expanded ancillary testing services added to existing practices. The remaining increase in revenue of $24.5 million resulted from the operations of laboratories acquired during the year 2000. Our objective is to achieve annual same store net revenue growth in excess of [10%]; however, there can be no assurance that we will achieve this objective.

     During the six months ended June 30, 2001, approximately $15.1 million, or 7%, of our net revenue was attributable to contracts with national laboratories including Quest Diagnostics ("Quest") and Laboratory Corporation of America Holdings ("LabCorp"). Effective December 31, 2000, Quest terminated our pathology contract in South Florida. In 2000, this contract accounted for approximately $1.5 million of net patient service revenue. This contract termination resulted in a $3.3 million asset impairment charge in the fourth quarter of 2000. In addition, during the fourth quarter, we discontinued our Quest work in San Antonio. Decisions by Quest or LabCorp to discontinue or redirect pathology services, at any or all of its practices, or our decision to discontinue processing work from the national laboratories, could materially harm our financial position and results of operations.

     In addition, during the six months ended June 30, 2001, approximately $27.1 million, or 13%, of our net revenue was derived from 28 hospitals operated by HCA -- The Healthcare Company ("HCA"), formerly known as Columbia/HCA Healthcare Corporation. Generally, any contracts or relationships we may have with these and other hospitals are short-term and allow for termination by either party with relatively short notice. HCA has been under government investigation for some time, and we believe that HCA is evaluating its operating strategies, including the possible sale, spin-off or closure of certain hospitals. Closures or sales of HCA hospitals or terminations or non-renewals of one or more of our contracts or relationships with HCA hospitals could have a material adverse effect on our financial position and results of operations.

     Cost of Services

     Cost of services consists principally of the compensation and fringe benefits of pathologists, licensed technicians and support personnel, laboratory supplies, shipping and distribution costs and facility costs.

     Cost of services increased by $22.0 million, or 29.1%, from $75.8 million for the six months ended June 30, 2000 to $97.8 million for the same period in 2001. The increase in cost of services can be attributed primarily to the increase in net revenues (approximately $11.0 million) and the practices acquired since June 30, 2000 (approximately $11.0 million). Cost of services as a percentage of net revenues decreased slightly from 48.6% for the six months ended June 30, 2000 to 48.0% in the comparable period of 2001. Gross margin increased from 51.4% in the six months ended June 30, 2000 to 52.0% for the same period in 2001. Because a substantial portion of our net revenues come from third-party payors, it is often difficult to compensate for cost increases through price increases.

     Selling, General and Administrative Expenses

     The cost of corporate support, sales and marketing, and billing and collections comprise the majority of what is classified as selling, general and administrative expenses ("SG&A").

     As a percentage of consolidated net revenues, SG&A decreased from 17.6% for the six months ended June 30, 2000 to 17.4% for the same period of 2001. SG&A increased by $8.0 million, or 29.0%, from $27.4 million for the six months ended June 30, 2000 to $35.4 million for the comparable period of 2001. Of this increase, approximately $2.1 million is attributable to the increase in billing and collection costs and approximately $2.6 million is attributable to the acquisitions we completed after June 30, 2000. The remaining increase was due primarily to increased staffing levels in marketing, human resources and accounting, salary increases effected during the fourth quarter of 2000, and costs incurred to expand our administrative support infrastructure and to enhance our information systems support services. The increase in marketing costs includes the cost of additional marketing personnel to cover new markets for dermatopathology, marketing literature, and products to expand our penetration in the urology, gastroenterology and oncology markets.

     One of our objectives is to decrease these costs as a percentage of net revenues; however, these costs, as a percentage of net revenue, may increase as we continue to invest in marketing, information systems and billing operations. For 2001, we expect to make significant investments in sales and marketing focused on achieving our goal for same store revenue growth. Therefore we do not expect any significant reduction in the ratio of SG&A to net revenue in 2001.

     Provision for Doubtful Accounts

     Our provision for doubtful accounts can be affected by our mix of revenue from outpatient, inpatient, and management services. The provision for doubtful accounts for outpatient revenue, including revenue from national labs, is approximately 4% and for inpatient revenue is approximately 17%. Management service revenue generally does not have a provision for doubtful accounts. The provision for doubtful accounts as a percentage of net revenue is higher for inpatient services than for outpatient services due primarily to a larger concentration of indigent and private pay patients, more difficulties gathering complete and accurate billing information, and longer billing and collection cycles for inpatient services. If our revenue from hospital-based services increases as a percentage of our total net revenues, our provision for doubtful accounts as a percentage of total net revenues may increase.

     Our provision for doubtful accounts increased by $7.8 million, or 50.2%, from $15.4 million for the six months ended June 30, 2000 to $23.2 million for the same period in 2001. The provision for doubtful accounts as a percentage of net revenues was 9.9% and 11.4% for the six month periods ended June 30, 2000 and 2001, respectively. This increase was driven principally by three factors: conservative reserve practices as same store revenue accelerates; extended account aging in some practices where billing systems have been standardized, and increased hospital clinical professional component billing, which generally has a higher bad debt ratio.

     Amortization Expense

     Our acquisitions completed since 1996 resulted in significant increases in net identifiable intangible assets and goodwill. Net identifiable intangible assets are recorded at fair value on the date of acquisition and are amortized over periods ranging from 10 to 40 years. We amortize goodwill on a straight-line basis over periods ranging from 10 to 35 years. We cannot assure you that we will ever realize the value of intangible assets.

     Amortization expense increased by $1.5 million, or 18.7%, from $7.7 million for the six months ended June 30, 2000 to $9.2 million for the same period of 2001. The increase is attributable to the amortization of goodwill and other identifiable intangible assets recorded in connection with anatomic pathology practices acquired after June 30, 2000, payments made on contingent notes, and a reduction in the weighted average amortization periods from 30 to 28 years. Amortization expense is expected to increase on an annual basis as a result of additional identifiable intangible assets and goodwill arising from future acquisitions and any payments required to be made pursuant to the contingent notes issued in connection with acquisitions.

     We continually evaluate whether events or circumstances have occurred that may warrant revisions to the carrying values of our goodwill and other identifiable intangible assets, or to the estimated useful lives assigned to such assets. Any significant impairment recorded on the carrying values of our goodwill or other identifiable intangible assets could materially harm results of operations. Such impairment would be recorded as a charge to operating profit and reduction in intangible assets.

     Merger-related Charges

     The merger-related charges of $7.1 million for the six months ended June 30, 2001 relate to our acquisition of Inform DX and include transaction costs and costs related to the closing of the Inform DX corporate office in Nashville and the consolidation or closing of the overlapping operations of Inform DX in New York and Pennsylvania. We effectively closed the Nashville office on March 31, 2001 and, based on current plans, we expect to complete the integration of the New York and Pennsylvania operations by the end of the third quarter of 2001. The restructuring of the combined operations of AmeriPath and Inform DX are expected to result in potential annual operating synergies of up to $5.0 million. Since the majority of the positive effect of such savings on operations will not begin to be realized until the second half of 2001, we believe the acquisition of Inform DX has been nominally dilutive for the first six months of 2001, but we expect it to be accretive for the year 2001.

     Income from Operations

     Income from operations increased $6.8 million, or 27.8%, from $24.3 million for the six months ended June 30, 2000 to $31.1 million in the same period of 2001. Without giving effect to asset impairment charges of $5.2 million in 2000 and merger-related charges of $7.1 million in 2001, income from operations increased by $8.6 million, or 29.1%, from $29.6 million in the six months ended June 30, 2000 to $38.2 million in the same period of 2001.

     Interest Expense

     Interest expense increased by $2.4 million, or 35.3%, from $7.0 million for the six months ended June 30, 2000 to $9.4 million for the same period in 2001. The majority of this increase was attributable to the higher average amount of debt outstanding during the six months ended June 30, 2001. For the six months ended June 30, 2001, average indebtedness outstanding was $210.0 million compared to average indebtedness of $172.2 million outstanding in the same period of 2000. Our effective interest rate was 9.0% and 8.1% for the six-month periods ended June 30, 2001 and 2000, respectively. Although there have been some declines in interest rates in the first and second quarters of 2001, $105 million of the credit facility is hedged with an interest rate swap which is at a fixed rate of roughly 10%, while the remaining balance of the credit facility floats with LIBOR.

     Provision for Income Taxes

     The effective income tax rate was approximately 48.1% and 43.2% for the six-month periods ended June 30, 2000 and 2001, respectively. Generally, the effective tax rate is higher than our statutory rates primarily due to the non-deductibility of the goodwill amortization related to our acquisitions. In addition to non-deductible goodwill amortization, we had non-deductible asset impairment charges and merger-related charges for the six-month periods ended June 30, 2000 and 2001, respectively, which further increased the effective tax rate. The effective tax rate for the six-month periods ended June 30, 2000 and 2001 excluding these items would have been approximately 42.7% and 41.7%, respectively.

     Net Income Attributable to Common Stockholders

     Net income attributable to common stockholders for the six months ended June 30, 2001 was $12.4 million, an increase of $4.9 million, or 65.9%, over the same period in 2000. Without giving effect to asset impairment charges of $5.2 million and a $1.6 million charge for the induced conversion of redeemable preferred stock in 2000, and the merger-related charges of $7.1 million in 2001, net income increased by $3.9 million, or 29.6%, from $13.0 million in the six months ended June 30, 2000 to $16.9 million in the same period of 2001. Diluted earnings per share for the six months ended June 30, 2001 increased to $0.48 from $0.32 for the comparable period of 2000, based on 26.1 million and 23.1 million weighted average shares outstanding, respectively. Diluted earnings per share was $0.65 and $0.56 for the six months ended June 30, 2001 and 2000, respectively, without giving effect to any special charges.

  YEARS ENDED DECEMBER 31, 2000 AND 1999

     Net Revenues

     Net revenue for the year 2000 increased by $72.7 million, or 28.2%, from $257.4 million for 1999 to $330.1 million for 2000. During the fourth quarter of 2000, we reviewed the collectability of Inform DX's accounts receivable in light of historical collections, aging of accounts receivable, our reserve methods and policies, and billing and collection performance. In addition, two of Inform DX's laboratories converted billing systems in the fourth quarter of 1999. As a result of these conversions, the billings and collections for 2000 were negatively impacted. Based on this review and evaluation, during the fourth quarter we recorded an additional estimated allowance against accounts receivable of $5.2 million. Since the majority of this allowance relates to the accounts receivable of our managed practices, as discussed above, the additional allowance was recorded as a reduction of net management service revenue, resulting in a decline in net management services revenue from 1999 to 2000.

     Without the $5.2 million adjustment to net revenue, 2000 net revenue would have increased $77.9 million, or 30%, over the year ended 1999. Of this $77.9 million increase, $44.3 million resulted from the operations of practices acquired during 1999 and 2000. Same store net revenue for 2000 increased by $33.6 million, or 14%, over the prior year. Of the same store increase we estimate that approximately $6.8 million resulted from the increase in Medicare reimbursement in 2000. The remaining $26.8 million resulted from a combination of volume increases and price impacts of other payors. Same store outpatient net revenue increased $23.8 million, or 24%, same store hospital net revenue increased $6.5 million, or 5%, and management service revenue increased $3.3 million, or 15%, compared to the same period of the prior year. An expansion of our New York operation contributed approximately $4.2 million to the same store outpatient growth for the year 2000.

     During 2000, approximately $29.4 million, or 9%, of our revenue was from contracts with national laboratories including Quest and LabCorp. This represents a 35% increase over the prior year revenue from national laboratory contracts of approximately $21.7 million. Effective December 31, 2000, Quest terminated our pathology contract in South Florida. In 2000, this contract accounted for approximately $1.5 million of net patient service revenue. This contract termination resulted in a $3.3 million asset impairment charge in the fourth quarter of 2000. In addition, during the fourth quarter we discontinued our Quest work in San Antonio.

     Approximately 13% and 15% of our 2000 and 1999 net revenue, respectively, came from pathology contracts with 27 HCA hospitals. During 1999, HCA closed one hospital and sold another hospital where we provided pathology services. The estimated net revenue from these hospitals was less than 1% of our 1999 consolidated net patient revenue.

     Cost of Services

     Cost of services for 2000 increased by $40.7 million, or 33.2%, from $122.7 million for 1999 to $163.4 million for 2000. Cost of services, as a percentage of net revenues, increased from 47.7% in 1999 to 49.5% in 2000. Gross margin decreased from approximately 52.3% in 1999 to 50.5% in 2000. Excluding the impact of the increased reimbursement from Medicare, the gross margin in 2000 would have decreased to approximately 49.5%. The increase in cost of services, and corresponding reduction in gross margin, resulted primarily from higher pathologist and medical technicians salaries and medical malpractice and health benefit costs.

     Selling, General and Administrative Expense

     SG&A expense, as a percentage of net revenues decreased from 18.3% in 1999 to 17.7% in 2000, as we imposed measures to control the growth in these costs and continued to spread these costs over a larger revenue base. Our objective is to decrease these costs as a percentage of net revenues; however, these costs, as a percentage of net revenue, may increase as we continue to invest in marketing, information systems and billing operations.

     Provision for Doubtful Accounts

     The provision for doubtful accounts, which relates to our owned practices, increased by $8.8 million, or 34.6%, from $25.3 million for 1999 to $34.0 million for 2000. The dollar increase is primarily due to the increase in net revenues and accounts receivable from the acquisitions completed during 1998 and 1999. The provision for doubtful accounts as a percentage of net revenues was 9.8% and 10.3% for 1999 and 2000, respectively. The increase as a percentage of net revenue was primarily attributable to a shift in revenue mix from management service to outpatient.

     Amortization Expense

     Amortization expense increased by $3.4 million, or 26.1%, from $12.8 million for 1999 to $16.2 million for 2000. This increase is attributable to the amortization of goodwill and net identifiable intangible assets from the acquisitions we completed during 2000 and a full year of amortization from the acquisitions we completed during 1999. In addition, during 2000, we made contingent note payments totaling $26.6 million. These contingent note payments are recorded as goodwill and, therefore, create additional amortization expense. Amortization expense, as a percentage of net revenues, was 5.0% and 4.9% in 1999 and 2000, respectively.

     Merger-related Charges and Asset Impairment and Related Charges (Special Charges)

     During 2000, we recorded special charges totaling $21.0 million for merger-related charges, an allowance against uncollectible accounts receivable related to our acquisition of Inform DX and certain asset impairment charges.

     The following summarizes these special charges by category for 2000 (in millions).

Merger-related charges......................................  $ 6.2
Allowance against accounts receivable.......................    5.2
Asset impairment and related charges........................    9.6
                                                              -----
          Total special charges.............................  $21.0
                                                              =====

     Of the total $21.0 million in special charges, approximately $14.7 million are non-cash charges, and the remaining $6.3 million are cash charges. As of December 31, 2000, we had paid $4.3 million of the cash charges.

     The merger-related charges of $6.2 million in 2000 relate to our acquisition of Inform DX and include transaction costs, change in control payments and costs related to the closing of the Inform DX corporate office in Nashville. Of the $6.2 million, approximately $4.3 million related to transaction costs and $1.9 million related to employee-related costs of closing the Nashville facility.

     During the second quarter of 2000, we recorded a pre-tax non-cash charge of approximately $4.7 million and related cash charges of approximately $545,000 in connection with the impairment of intangible assets at an acquired practice in Cleveland, Ohio. During the fourth quarter of 2000, we recorded a pre-tax non-cash charge of approximately $4.3 million related to the impairment of certain intangible assets. $3.3 million of the fourth quarter charge relates to Quest Diagnostics' termination of our contract with them in South Florida, effective December 31, 2000. The net patient service revenue in 2000 related to this contract was approximately $1.5 million. Although we have aggressively marketed and retained a portion of this operating income, accounting rules required a charge to be taken, as there was no longer a contract. In addition, during the fourth quarter of 2000, a hospital in South Florida with which we had a pathology contract requested proposals for its pathology services and we were unsuccessful in retaining this contract. Based upon the remaining projected cash flow from this hospital network, we determined that the intangible assets were impaired and recorded a pre-tax non-cash charge of approximately $1.0 million. For 2000, this contract accounted for approximately $800,000 of net revenue.

     Income from Operations

     Income from operations decreased $7.2 million, or 14.5%, from $49.5 million in 1999 to $42.3 million in 2000. Without giving effect to asset impairment charges of $6.2 million and merger-related charges of $9.6 million in 2000, income from operations increased by $8.6 million, or 17.4%, from $49.5 million in 1999 to $58.1 million in 2000.

     Interest Expense

     Interest expense increased by $5.8 million, or 60.6%, from $9.6 million for 1999 to $15.4 million for 2000. The increase was due in part to an increase in the average outstanding balance under the credit facility. In 2000, the average indebtedness under the credit facility was $175.5 million compared to $140.0 million outstanding in 1999. In addition, the effective interest rate on the credit facility increased from 6.8% to 8.7% primarily due to the periodic increases in interest rates during the year by the Federal Reserve Board and the expiration of our interest rate swap in October 2000. The interest rate swap was renewed in October 2000 at approximately 7.65% plus the credit spread (2.0% as of December 31, 2000) compared to 5% plus credit spread for the expired swap, therefore increasing interest expense.

     Provision for Income Taxes

     The effective income tax rate was approximately 43.5% and 51.8% for 1999 and 2000, respectively. Generally, the effective tax rate is higher than our statutory rates primarily due to the non-deductibility of the goodwill amortization related to our acquisitions. In addition, for 2000 we had non-deductible asset impairment charges and merger-related charges that further increased the effective tax rate. The effective tax rate for 2000, excluding these items would have been approximately 41.8%.

     Net Income Attributable to Common Stockholders

     Net income attributable to common stockholders for 2000 was $11.5 million, a decrease of $11.1 million, or 49.1%, over 1999. Without giving effect to asset impairment charges of $9.6 million, the merger-related charges of $6.2 million and a $1.6 million charge for the induced conversion of redeemable preferred stock in 2000, net income attributable to common stockholders increased by $5.4 million, or 24.1%, from $22.6 million in 1999 to $28.0 million in 2000. Diluted earnings per share for 2000 decreased to $0.47 from $1.00 for 1999, based on
24.2 million and 22.5 million weighted average shares outstanding, respectively. Diluted earnings per share were $1.16 and $1.00 for 2000 and 1999, respectively, without giving effect to any special charges.

  YEARS ENDED DECEMBER 31, 1999 AND 1998

     Net Revenues

     Net revenue for 1999 increased by $64.1 million, or 33.2%, from $193.3 million for 1998 to $257.4 million for 1999. Of this increase, $55.5 million was attributable to the acquisitions we completed during 1998 and 1999. Same store net revenue for 1999 increased by $8.6 million, or 5%. For 1999, same store hospital net revenue increased $2.7 million, or 3%, same store outpatient net revenue increased $3.8 million, or 5% and management service revenue increased $2.1 million, or 26%, compared to 1998. During 1999, we experienced a 1% Medicare reimbursement decrease, which was effective January 1, 1999.

     Cost of Services

     Cost of services for 1999 increased by $35.0 million, or 39.9%, from $87.7 million for 1998 to $122.7 million for 1999. Cost of services, as a percentage of net revenues, increased from 45.3% in 1998 to 47.7% in 1999. Gross margin decreased from approximately 54.7% in 1998 to 52.3% in 1999. A portion of the decline is related to the decrease in Medicare reimbursement rates. In addition, we incurred expenses related to the start-up of a de novo outpatient dermatopathology laboratory in New York. This facility commenced operations in late July 1999. Excluding the results of operations for the New York start up, our gross margin would have been approximately 52.8% in 1999.

     Selling, General and Administrative Expense

     SG&A expense for 1999 increased by $10.5 million, or 28.5%, from $36.7 million for 1998 to $47.2 million for 1999. A portion of the increase relates to the acquisitions made during 1998 and 1999. The remaining increase was due to increased staffing levels in marketing, billing, human resources and accounting and costs incurred to expand our administrative support infrastructure and to upgrade information systems.

     Provision for Doubtful Accounts

     The provision for doubtful accounts increased by $6.6 million, or 35.2%, from $18.7 million for 1998 to $25.3 million for 1999. The dollar increase is primarily due to the increase in net revenues and accounts receivable from the acquisitions completed during 1998 and 1999. The provision for doubtful accounts as a percentage of net revenues was 9.7% and 9.8% for the years ended December 31, 1998 and 1999, respectively. The increase in the percentage of net revenue was primarily attributable to an overall increase in hospital-based revenues. Net revenue from hospital inpatient services increased as a percentage of consolidated net revenue from 49% in 1998 to 51% in 1999.

     Amortization Expense

     Amortization expense increased by $3.2 million, or 33.4%, from $9.6 million for 1998 to $12.8 million for 1999. This increase is attributable to the amortization of goodwill and net identifiable intangible assets from the acquisitions we completed during 1999 and a full year of amortization from the acquisitions we completed during 1998. In addition, during 1999 we made contingent note payments totaling $17.4 million. These contingent note payments are recorded as goodwill and therefore create additional amortization expense. Amortization expense, as a percentage of net revenues, was 5.0% in both 1998 and 1999.

     Income from Operations

     Income from operations increased $8.9 million, or 21.9%, from $40.6 million in 1998 to $49.5 million in 1999, which is mainly attributable to higher net revenue.

     Interest Expense

     Interest expense increased by $1.0 million, or 11.8%, from $8.6 million for 1998, to $9.6 million for 1999. The increase was due in part to an increase in the average indebtedness outstanding under the credit facility. In 1999, average indebtedness outstanding was $140.0 million compared to $101.3 million outstanding in 1998. This increase in average indebtedness was offset by a reduction in the effective interest rate from 8.0% to 6.8% primarily due to the interest rate swap that was in effect for all of 1999. This interest rate swap was entered into in October 1998.

     Provision for Income Taxes

     The effective income tax rate was approximately 43.3% and 43.5% for 1998 and 1999, respectively. Generally, the effective tax rate is higher than our statutory rates primarily due to the non-deductibility of the goodwill amortization related to our acquisitions.

     Net Income Attributable to Common Stockholders

     Net income attributable to common stockholders for 1999 was $22.6 million, an increase of $4.4 million, or 24.3%, from 1998. Diluted earnings per share for 1999 increased to $1.00 from $0.84 for 1998, based on 22.5 million and 21.6 million weighted average shares outstanding, respectively.

LIQUIDITY AND CAPITAL RESOURCES

     At June 30, 2001, we had working capital of approximately $52.0 million, an increase of $11.2 million from the working capital of $40.8 million at December 31, 2000. The increase in working capital was due primarily to increases in net accounts receivable of $11.3 million.

     For the six month periods ended June 30, 2000 and 2001, cash flows from operations were $17.8 million, or 11% of net revenue, and $15.8 million, or 7.7% of net revenue, respectively. Excluding pooling merger-related charges paid for Inform DX of $3.1 million, cash flow from operations for the 2001 period would have been $18.9 million, or 9.3% of net revenue. For the six months ended June 30, 2001, cash flow from operations and borrowings under our credit facility were used to make contingent note payments of $23.8 million and acquire $4.6 million of property and equipment.

     At December 31, 2000, we had working capital of $40.8 million, a decrease of $1.7 million from the working capital of $42.5 million at December 31, 1999. The decrease in working capital was primarily due to an increase in net accounts receivable of $13.2 million, offset by an increase in current liabilities related to merger-related charges associated with the acquisition of Inform DX of $2.9 million and accounts payable and accrued expenses of $14.4 million. The majority of these changes resulted from our acquisitions completed during 2000. We manage our cash balances against amounts available under our revolving credit facility. Cash balances, for the most part, are managed on a zero-balance basis and all available cash flows are used to reduce outstanding debt in order to minimize interest cost.

     For the years ended December 31, 1998, 1999 and 2000, cash provided by operations was $20.5 million, $32.7 million and $31.9 million, respectively. Excluding pooling merger-related charges paid for Inform DX of $3.8 million, cash flow from operations for 2000 would have been $35.7 million. For the year ended December 31, 2000, cash flow from operations and borrowings under our credit facility were used primarily: (1) for capital expenditures aggregating $9.2 million; (2) to fund the $24.9 million cash portion of our acquisitions;
(3) for payments on our contingent notes of $26.6 million; (4) to pay $2.4 million of other merger-related charges, mainly for Inform DX; (5) for the $1.0 million investment in GCI; and (6) to make $800,000 in principal payments on long-term debt.

     During 2000, we amended our credit facility to allow $22.9 million of special charges to be excluded from the credit facility's covenant computations. On March 29, 2001, we further amended our credit facility to exclude an additional $5.4 million, or $28.3 million in total, of special charges from its covenant calculations. In addition, the March 2001 amendment (1) increased our borrowing rate by 37.5 basis points; (2) requires us to use a minimum of 30% equity for all acquisitions; (3) requires us to use no more than 20% of consideration for acquisitions in the form of contingent notes; and (4) requires lender approval of all acquisitions with a purchase price greater than $10.0 million. We paid an amendment fee to those lenders who consented to the amendment of approximately $600,000.

     On June 11, 2001 we increased committed funding from $230.0 million to $282.5 million under our credit facility. Citicorp, USA, Inc. committed $37.5 million and agreed to serve as documentation agent for the Credit Facility. Credit Suisse First Boston committed $15.0 million.

     At June 30, 2001, we had $73.5 million available under our credit facility with a syndicate of banks led by Fleet National Bank (formerly BankBoston, N.A.). The amended facility provides for borrowings of up to $282.5 million in the form of a revolving loan that may be used for working capital purposes and to fund acquisitions. As of June 30, 2001, $209.0 million was outstanding under the revolving loan with an annual effective interest rate of 8.28%.

     In May 2000, we entered into three interest rate swaps transactions with an effective date of October 5, 2000, variable maturity dates, and a combined notional amount of $105.0 million. See the discussion under "Interest Rate Risk" below for details on these swap agreements. These interest rate swap transactions involve the exchange of floating for fixed rate interest payments over the life of the agreement without the exchange of the underlying principal amounts. The differential to be paid or received is accrued and is recognized as an adjustment to interest expense. These agreements are indexed to 30 day LIBOR. We use derivative financial instruments to reduce interest rate volatility and associated risks arising from the floating rate structure of our credit facility and such derivative financial instruments are not held or issued for trading purposes. We are required by the terms of our credit facility to keep some form of interest rate protection in place. At June 30, 2001, we believe that we are in compliance with the covenants of the credit facility.

     During 2000, we acquired nine anatomic pathology practices, including the two practices acquired by Inform DX. The total consideration paid by us in connection with these acquisitions included cash of

$32.5 million and approximately 1,532,000 shares of common stock (aggregate value of $12.2 million based upon amounts recorded on our consolidated financial statements).

     We issued approximately 2,600,000 shares of common stock (1,219,000 shares of which are included above) in exchange for all the outstanding common stock of Inform DX. In addition, we assumed certain obligations to issue shares of common stock pursuant to outstanding Inform DX stock options and warrants.

     In connection with our acquisitions, we generally agree to pay a base purchase price plus additional contingent purchase price consideration to the sellers of the practices. The additional payments are generally contingent upon the achievement of stipulated levels of operating earnings by the acquired practices over periods of three to five years from the date of the acquisition, and are not contingent on the continued employment of the sellers of the practices. In certain cases, the payments are contingent upon other factors such as the retention of certain hospital contracts or relationships for periods ranging from three to five years. The amount of the payments cannot be determined until the achievement of the operating earnings levels or other factors during the terms of the respective agreements. If the maximum specified levels of operating earnings for each acquired practice are achieved, we would make aggregate maximum payments, including principal and interest, of approximately $198.4 million over the next three to five years. At the mid-point level, the aggregate principal and interest would be approximately $89.7 million over the next three to five years. A lesser amount or no payments at all would be made if the stipulated levels of operating earnings specified in each agreement are not met. Through June 30, 2001, we made contingent note payments aggregating $23.8 million.

     Historically, our capital expenditures have been primarily for laboratory equipment, information technology equipment and leasehold improvements. Total capital expenditures were $4.4 million, $8.7 million, $9.2 million and $4.6 million in 1998, 1999, 2000 and the first six months of 2001, respectively. During the first six months of 2001, capital expenditures included approximately $2.7 million related to information technology, $1.1 million for laboratory equipment and $800,000 for various other capital assets. During 2000, capital expenditures included approximately $2.9 million related to information technology, $2.4 million for laboratory equipment, $2.6 million for leasehold improvements and $1.3 million for office equipment and furniture and fixtures. During 1999, capital expenditures included approximately $1.6 million related to information systems, $2.0 million for laboratory equipment, $1.7 million for leasehold improvements, $1.5 million for the construction of the New York lab and $1.2 million for the new billing system at the consolidated billing office in Fort Lauderdale. During 1998, capital expenditures included approximately $2.3 million related to information systems, $1.6 million for laboratory equipment and $258,000 for leasehold improvements.

     Planned capital expenditures for 2001 are estimated to be $6.5 million to $7.0 million, with priority being given to the new billing system at the consolidated billing office in Fort Lauderdale and enhancements in financial and lab information systems. Historically, we have funded our capital expenditures with cash flows from operations. For the years ended December 31, 1998, 1999, 2000 and the first six months of 2001, capital expenditures were approximately 2.3%, 3.4%, 2.8% and 2.3% of net revenue, respectively. We are consolidating and integrating our financial information, billing and collection systems, which may result in an increase in capital expenditures as a percentage of net revenue. We believe, however, that such information systems enhancements may result in cost savings that will enable us to continue to fund capital expenditures with cash flows from operations.

     We expect to continue to use our credit facility to fund acquisitions and for working capital. We anticipate that funds generated by operations and funds available under our credit facility will be sufficient to meet working capital requirements and anticipated contingent note obligations, and to finance capital expenditures over the next 12 months. Further, in the event additional payments under the contingent notes issued in connection with acquisitions become due, we believe that the incremental cash generated from operations would exceed the cash required to satisfy our payment, if any, of the contingent obligations in any one year period. Such payments, if any, will result in a corresponding increase in goodwill and the related amount of amortization thereof in periods following the payment. Funds generated from operations and funds available under the credit facility may not be sufficient to implement our longer-term growth strategy. We may be required to seek additional financing through additional increases in the credit facility, to negotiate credit facilities with other banks or institutions or to seek additional capital through private placements or public offerings of equity or debt securities. No assurances can be given that we will be able to extend or increase the existing credit facility, secure additional bank borrowings or complete additional debt or equity financings on terms favorable to us or at all.

INTEREST RATE RISK

     We are subject to market risk associated principally with changes in interest rates. Interest rate exposure is principally limited to the revolving loan of $209.0 million at June 30, 2001.

     In May 2000, we entered into three interest rate swaps transactions with an effective date of October 5, 2000, variable maturity dates, and a combined notional amount of $105 million. These interest rate swap transactions involve the exchange of floating for fixed rate interest payments over the life of the agreement without the exchange of the underlying principal amounts. The differential to be paid or received is accrued and is recognized as an adjustment to interest expense. These agreements are indexed to 30 day LIBOR. The following table summarizes the terms of the swaps:

NOTIONAL AMOUNT (IN MILLIONS)                        FIXED RATE   TERM IN MONTHS   MATURITY
-----------------------------                        ----------   --------------   --------
$45.0..............................................   6.760%            48         10/05/04
$30.0..............................................   7.612%            36         10/06/03
$30.0..............................................   7.626%            48         10/05/04

     The fixed rates do not include the credit spread, which is currently 2.375%. The fixed rates under the new agreements are approximately 2.6% higher than the prior agreements reflecting the numerous interest rate increases by the Federal Reserve between October 1998 and October 2000. In addition, further changes in interest rates by the Federal Reserve may increase or decrease our interest cost on the outstanding balance of the credit facility not subject to interest rate protection. All of our swap transactions involve the exchange of floating for fixed rate interest payments over the life of the agreement without the exchange of the underlying principal amounts. The differential to be paid or received is accrued and is recognized as an adjustment to interest expense. We use derivative financial instruments to reduce interest rate volatility and associated risks arising from the floating rate structure of its credit facility and are not held or issued for trading purposes. We are required by the terms of its credit facility to keep some form of interest rate protection in place.

INFLATION

     Inflation was not a material factor in either revenue or operating expenses during the periods presented.

RECENT ACCOUNTING PRONOUNCEMENTS

     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 ("SAB 101"), Revenue Recognition in Financial Statements, which provided the staff's views in applying generally accepted accounting principles to selected revenue recognition issues. In June 2000, SAB 101 was amended by SAB 101B, which delayed the implementation of SAB 101 until no later than the fourth fiscal quarter of fiscal years beginning after December 15, 1999. We adopted SAB 101 in the fourth quarter of 2000. The adoption of the provisions of SAB 101 did not have a material impact on our financial position or results of operations.

     In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," ("SFAS 133") and in June 1999, the FASB issued Statement of Financial Accounting Standards No. 137 "Accounting for Derivative Instruments and Hedging
Activities -- Deferral of the Effective Date of FASB Statement No. 133," which delayed the effective date we are required to adopt SFAS 133 until its fiscal year 2001. In June 2000, the FASB issued Statement of Financial Accounting Standards No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities -- an Amendment to FASB Statement No. 133." This statement amended certain provisions of SFAS 133. SFAS 133 requires us to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. We do not enter into derivative financial instruments for trading purposes. Since the adoption of SFAS 133 in the first fiscal quarter of 2001, these activities have been recognized on our Consolidated Balance Sheet. Our adoption of FAS 133 has not had a material effect on our earnings. The adoption of SFAS 133 resulted in a negative transition adjustment of $3.0 million (net of tax of $2.0 million) recorded on January 1, 2001.

     In July 2001, the FASB issued Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS 141"). SFAS 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method. We do not believe that the adoption of SFAS 141 will have a significant impact on our financial statements.

     In July 2001, the FASB issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), which is effective January 1, 2002. SFAS 142 requires, among other things, the discontinuance of goodwill amortization. In addition, the standard includes provisions for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and the identification of reporting units for purposes of assessing potential future impairments of goodwill. SFAS 142 also requires us to complete a transitional goodwill impairment test six months from the date of adoption. We are currently assessing, but have not yet determined, the impact of SFAS 142 on our financial position and results of operations.

                                    BUSINESS

OVERVIEW

     AmeriPath is one of the nation's leading providers of anatomic pathology services. The 427 anatomic pathologists in AmeriPath's owned and managed practices as of June 30, 2001 work in one of the 237 hospitals to which AmeriPath provides professional pathology and medical director services or in one of AmeriPath's 42 outpatient laboratories. AmeriPath typically serves as the exclusive provider of professional pathology services for the hospitals in which its pathologists work. Under these arrangements, AmeriPath typically bills third-party payors for the professional component of the inpatient testing and earns small medical director fees from the hospitals. AmeriPath's hospital arrangements provide a relatively steady stream of revenue and, while not long-term commitments, tend to continue uninterrupted. The Company also provides outpatient anatomic pathology services to primary care physicians and other specialty physicians including dermatologists, gastroenterologists, urologists, oncologists and gynecologists. In the hospital setting, key revenue sources include the study of tissues, or surgical pathology, and the study of cells, or cytopathology. Key revenue sources for the outpatient business include dermatopathology and urologic pathology, which consist principally of the study of biopsies for skin and prostate cancer, respectively.

     AmeriPath generally manages and controls all of the non-medical functions of the practices, including:

     - recruiting, training, employing and managing the technical and support staff;

     - developing, equipping and staffing laboratory facilities;

     - establishing and maintaining courier services to transport specimens;

     - negotiating and maintaining contracts with hospitals, national clinical laboratories and managed care organizations and other payors;

     - providing financial reporting and administration, clerical, purchasing, payroll, billing and collection, information systems, sales and marketing, risk management, employee benefits, legal, tax and accounting services;

     - maintaining compliance with applicable laws, rules and regulations; and

     - with respect to our ownership and operation of anatomic pathology laboratories, providing slide preparation and other technical services.

     Since the first quarter of 1996, the Company has completed the acquisition of 49 physician practices located in 21 states. This includes the acquisition of Inform DX. As a result of the Inform DX acquisition, the Company now manages several pathology practices from which it derives management fees. Although the managed practices are not owned or controlled by the Company, the statistical data appearing throughout this prospectus including the description of items such as the number of pathologists, hospitals, employees and outpatient laboratories incorporates the statistical data from the managed practices as if they were owned by the Company. In addition, because the Inform DX transaction was accounted for as a pooling-of-interests, the information presented in this prospectus for current and previous years includes Inform DX for all periods, unless otherwise indicated.

     The following table summarizes certain statistical and financial information about AmeriPath's business:

                                              YEARS ENDED AND
                                             AS OF DECEMBER 31,
                                       ------------------------------   SIX MONTHS ENDED AND
                                         1998       1999       2000     AS OF JUNE 30, 2001
                                       --------   --------   --------   --------------------
Pathologists.........................       299        370        425              427
Hospital relationships...............       168        207        235              237
Employees............................     1,616      1,865      2,325            2,428
Outpatient laboratories..............        28         36         42               42
Practices:
  Owned..............................        28         34         38               38
  Managed............................         8          7          7                7
Net revenues (in 000's):
  Owned practices....................  $177,304   $233,269   $308,365         $143,260
  Managed practices..................  $ 16,012   $ 24,163   $ 21,729         $ 12,717

INDUSTRY OVERVIEW

     Pathologists are medical doctors who specialize in the study of disease. Pathologists do not treat patients, but rather assist other physicians in determining the correct diagnosis of their patient's ailments. A pathologist's diagnosis represents a critical factor in determining a patient's future care. Pathologists perform their duties in hospital laboratories, in independent free-standing local, regional and national laboratories, in ambulatory surgery centers and in a variety of other settings.

     Anatomic pathology involves evaluating tissues and cells that have been processed and mounted on slides for examination under a microscope. In surgical pathology, tissues removed from a patient during inpatient or outpatient procedures are examined to determine whether disease is present. Examples of surgical pathology include breast, prostate, skin and bone marrow biopsies. Cytopathology involves the examination of cells obtained from body fluids, from solid tissues aspirated through needles and from scrapings of body tissues. An example of cytopathology is the "Pap" smear, a test for determining cervical cancer.

     According to the College of American Pathologists, there are more than 12,000 pathologists in the United States. The Company believes that many of these pathologists work in small, independent practices. However, the Company believes there has been a recent trend among pathologists to form larger practices in order to offer a broader range of outpatient and inpatient services and enhance the utilization of the practices' pathologists. The Company believes this trend can be attributed to several factors, including cost containment pressures by government and other third-party payors, increased competition and the increased costs and complexities associated with operating a medical practice. Because tissue and fluid samples are easily transportable, pathologists working in one setting may receive samples from many sources, thereby enhancing productivity and permitting a large pathology practice to service a wider geographic area. The Company believes scale leads to competitive advantages in anatomic pathology because of resulting improvements in sales, operations and contracting efficiency.

     The Company believes the market for anatomic pathology, esoteric testing and related services is approximately $6.0 billion and will continue to grow for the following reasons:

     Aging Population. According to the American Geriatrics Society, the number of people aged 65 and older in the United States will increase approximately 60% by the year 2020. Older populations consume a greater amount of health care services than do younger populations. The Company believes these factors will combine to drive the demand for anatomic pathology services to diagnose and treat disease.

     Increasing Incidence of Cancer. The National Cancer Institute estimates that approximately 8.9 million Americans with a history of cancer were alive in 1997. The most common type of cancer is skin cancer. The American Cancer Society estimates that over 1.3 million cases of basal cell and squamous cell skin cancer are expected to be diagnosed this year. From 1981 to 1997, the incidence rate of melanoma increased about 3% per year on average, to a rate of
14.3 per 100,000 in 1997. Dermatopathology, or the study of diseases of the skin, is a growing anatomic pathology specialty because of the increasing incidence of skin cancer and the biopsies that must be performed to diagnose it.

     Esoteric Testing. Esoteric tests are highly complex tests, typically ordered when a physician requires additional information to establish a diagnosis or to choose a therapeutic regimen. Esoteric tests require sophisticated instrumentation and highly skilled personnel to perform and analyze results, and consequently carry higher prices than routine tests. Commonly ordered esoteric tests include flow cytometry (leukemia/ lymphoma testing), DNA analysis, molecular genetics and cytogenetics. According to the Lab Industry Strategic Outlook 2000, published by Washington G-2 Reports, the esoteric clinical laboratory testing market accounts for approximately $2.0 billion in annual revenue and is poised for approximately 10%-15% annual growth. We believe that the future growth in the esoteric testing market will be fueled by scientific advances facilitating the development of more sophisticated and specialized esoteric tests, increased focus on cost-effective disease prevention, detection and management and increased life expectancy.

     The Genomic Revolution. Genetic and biotech companies are developing therapeutics which allow physicians to target treatments for individuals based on their particular genetic make-up. Anatomic pathology laboratories have access to large volumes of tissue samples that contain important genetic data that is valuable to drug discovery companies in the development of new drugs. We believe a significant opportunity exists to build tissue banks with samples from normal, diseased and cancerous tissues and, subject to patient confidentiality and informed consent procedures, make such tissues available to drug testing and drug discovery companies.

BUSINESS STRATEGY

     The Company's objective is to be the premier provider of diagnostic health care information by continuing to enhance its position as a leading provider of anatomic pathology services. Historically, the Company's growth strategy was focused primarily on acquiring leading pathology practices in order to enter new markets and expand its national presence. While acquisitions remain an important element of the Company's strategy, AmeriPath is increasingly focused on maximizing its internal, or same store, growth. The Company is pursuing the following strategies to achieve its objective:

     - ENHANCE ITS REGIONAL BUSINESS MODEL WITH ITS RECENTLY AUGMENTED SALES AND MARKETING ORGANIZATION. The Company is utilizing its regional business model to deploy new sales people focused on general anatomic pathology markets such as urology, gastroenterology and obstetrics and gynecology (OB/GYN). Through regionally focused direct sales and marketing efforts, AmeriPath is seeking to penetrate more deeply the base of referring physicians in its markets and expand its contracts with managed care payors, hospitals and national clinical laboratories. In addition, the Company has recently established a separate sales and marketing division called Dermpath Diagnostics to market exclusively the Company's substantial dermatopathology resources, which include 68 board certified dermatopathologists.

     - EXPAND ITS EXCLUSIVE RELATIONSHIPS WITH HOSPITALS AND MULTI-HOSPITAL SYSTEMS. The Company continues to seek additional exclusive hospital relationships through the acquisition of anatomic pathology practices and the expansion of existing relationships with multi-hospital systems. AmeriPath's hospital relationships provide a relatively stable and recurring source of revenue. Moreover, the Company believes that providing inpatient laboratory services to multiple hospitals within a geographic area enhances its ability to contract with managed care companies, facilitates the development and effectiveness of successful outpatient services networks and increases opportunities to perform esoteric and other specialty testing services. As of June 30, 2001, AmeriPath's pathologists were providing services in 237 hospitals in the U.S., typically on an exclusive basis.

     - BROADEN ITS RANGE OF TESTING SERVICES AND PENETRATE FURTHER THE HIGH GROWTH ESOTERIC TESTING MARKETS. The Company has undertaken a number of initiatives to broaden its range of testing services into the high growth market segment of esoteric testing. Because many requests for these specialty tests originate in the hospital, the Company believes its large network of hospital-based pathologists and its relationships with multi-hospital systems provide it with significant competitive advantages in pursuing this business. As part of this strategy, the Company opened the Center for Advanced Diagnostics, or CAD, in 1999 in an effort to capture specialty testing services that historically had to be performed by third parties. The success of this strategy to date is evidenced by the strong revenue growth CAD has experienced.

     - ACQUIRE LEADING ANATOMIC PATHOLOGY PRACTICES TO FURTHER EXPAND ITS NATIONAL PRESENCE AND SUPPORT ITS REGIONAL GROWTH MODEL. The Company has successfully completed 49 acquisitions since 1996. The Company expects to increase its presence in existing markets and enter into new markets through additional acquisitions of leading pathology practices. Acquisitions are intended to enhance the Company's profitability, augment its range of subspecialties and testing services and strengthen its reputation by adding locally or nationally prominent pathologists.

     - THE COMPANY INTENDS TO BUILD UPON ITS LEADERSHIP POSITION IN ANATOMIC PATHOLOGY TO PARTICIPATE IN THE RAPIDLY GROWING GENOMICS AND GENOMICS TESTING MARKET. The Company is aggressively exploring ways to build upon its national scale, leading market position and access to tissue samples. The Company's objective is to create new revenue streams distinct from its anatomic, esoteric and genomic testing revenues. In the third quarter of 2000, the Company formed an alliance with Genomics Collaborative, Inc. ("GCI") to provide fresh frozen samples from normal, diseased, and cancerous tissue to GCI for subsequent sale to researchers in industry and academic laboratories who are working to discover genes associated with certain common disease categories. Under this alliance, the Company will be paid a fee for each sample it supplies to researchers and will be compensated for developing new laboratory tests for use in research or clinical settings. In addition to providing the Company with expected new revenue streams, this alliance should give it a "first look" at genetic markers and tests resulting from the research and should provide a corresponding competitive advantage with respect to the commercialization of such markers and tests.

SALES AND MARKETING

  OUTPATIENT MARKET

     The Company's marketing efforts are focused on physicians, hospital and ambulatory surgery center administrators, national clinical laboratories and managed care organizations. With the exception of Inform DX, the pre-acquisition marketing efforts of practices acquired by the Company were primarily based on the professional reputations and the individual efforts of pathologists. The Company believes that there is an opportunity to capitalize on these professional reputations by hiring experienced personnel and utilizing professional sales and marketing techniques. Historically, some of the outpatient practices marketed outpatient services primarily to dermatologists, over a broad geographic area including neighboring states. The Company continues to expand its sales force with additional sales personnel and management staff to accommodate new acquisitions as well as increase same store growth. These field representatives are supervised by regional sales managers who coordinate the implementation of regional contracting efforts, leverage operational capabilities, support national sales strategies and provide ongoing training and field sales support. The regional sales managers report to the Vice President of Sales and Marketing to ensure the implementation of consistent and effective sales activities nationwide. The sales and marketing staff also includes Directors of Marketing and Managed Care. In 2000, the Company added one position to the marketing department, a manager of art and creative design, to coordinate support efforts for its product managers who report directly to the Director of Marketing. The Director of Managed Care directs regional managers of managed care in negotiating additional contracts. In 2000, the Company added one northeast regional manager to its Managed Care Department. The Director of Managed Care Sales supervises the department's efforts in securing national contracts, while the Manager of Contract Administration ensures adherence to contract terms and conditions.

     After examining its current business model and conducting market research, including customer focus groups and an analysis of the demographic distribution of patients and referring physicians, AmeriPath created two distinct field sales organizations to provide dedicated service and support to referring physicians along specialty lines. Dermpath Diagnostics will focus on servicing and growing the national skin pathology market comprised of dermatologists, plastic surgeons, family practitioners, otolaryngologists and podiatrists. This division, which promotes AmeriPath's 68 board-certified dermatopathologists, will expand its sales and marketing initiative throughout the U.S. market. The existing AmeriPath field sales organization has the responsibility for servicing and growing the outpatient anatomic pathology market with urologists, gastroenterologists, gynecologists, surgery centers, oncologists and any specialist requiring esoteric laboratory testing, which is provided through CAD. AmeriPath's managed care and national clinical laboratory contracting organization will support both organizations in an effort to expand such contracts.

  NATIONAL CLINICAL LABORATORY MARKETING

     The national clinical laboratories contract with managed care organizations to provide clinical laboratory services, as well as anatomic pathology and cytology services. The clinical laboratory market is primarily dominated by two laboratories, Quest and LabCorp. Their contracts with managed care organizations are typically capitated, meaning they generally get paid a fixed fee per covered member per month to provide all necessary testing services for such members regardless of the number of tests actually performed. Ten of AmeriPath's practices have subcontracts with these two large national clinical laboratories to provide anatomic pathology and cytology services. Under these contracts, which typically run from one to three years with automatic renewals unless terminated earlier, the practices bill the national clinical laboratories on a discounted fee-for-service basis. The reduced fee is partially offset by the national clinical laboratories provision of courier services, supplies, and reduced billing costs and lower bad debts, since the national clinical laboratories bear the capitation risk. Net revenues from these contracts constituted 9.0% and 7.0% of the Company's net revenues in 2000 and the first six months of 2001, respectively. The Company is directing its marketing efforts to national clinical laboratories to expand these contracts on a regional basis to additional practices as well as to enter into new contracts. At the same time, the Company is seeking to secure new contracts and expand existing provider contracts with managed care organizations for the provision of anatomic pathology services directly to their members and is prepared to negotiate flexible arrangements with managed care organizations, including discounted fee-for-service or capitated contracts. There can be no assurance that the Company's effort to contract directly with managed care organizations will not adversely affect the Company's relationship with the national clinical laboratories.

AMERIPATH CORPORATE STRUCTURE

     AmeriPath's revenues are derived primarily from two segments: owned practices and managed practices. In the owned practices, AmeriPath either directly employs physicians or, in states with laws that restrict the direct employment of physicians by for-profit corporations, contracts with an affiliated practice entity which, in turn, employs physicians. As a result of the corporate practice of medicine restrictions, the affiliated physicians in these states retain ownership of a separate practice entity through which they practice medicine, but the Company enters into contractual arrangements that generally (1) prohibit the affiliated physicians from transferring their ownership interests in the practice entity, except in very limited circumstances, and (2) require the affiliated physicians to transfer their ownership interests in the practice entity to designees of AmeriPath upon the occurrence of specified events. Through these contractual arrangements, AmeriPath has a controlling voting or financial interest in the separate practice entities and, therefore, refers to them as owned practices. Managed practices are practices that are not owned by the Company and that are not subject to contractual arrangements that give AmeriPath a controlling interest in the practice. Rather, the managed practices are controlled by the physicians who own them, and the Company provides management services to them under long-term management services agreements.

     The manner in which AmeriPath operates a particular practice is determined primarily by whether it is an owned or managed practice and the corporate practice of medicine restrictions of the state in which the practice is located and other applicable regulations. The Company exercises care in structuring its practices and arrangements with hospitals, physicians and other providers in an effort to comply with applicable federal and state laws and regulations, and the Company believes that its current practices and arrangements do comply in all material respects with applicable laws and regulations. However, due to uncertainties in the law there can be no assurance that the Company's practices and arrangements would be deemed to be in compliance with applicable laws and regulations, and any noncompliance could result in a material adverse effect on the Company.

     Owned practices are owned and operated by AmeriPath through one or more subsidiaries or physician-owned practice entities controlled by AmeriPath through contractual arrangements. The financial statements of the owned practices are included in the consolidated financial statements of AmeriPath.

     Managed practices refers to AmeriPath's management of pathology practices under long-term management services agreements with physician groups. Generally, the Company acquires the practice's assets, and the physician groups maintain their separate corporate or partnership entities that enter into employment agreements with the practicing physicians. The management service agreements give AmeriPath the exclusive right to manage the managed practices during the term of the agreements. Pursuant to the management services agreements, the Company provides the managed practices with equipment, supplies, support personnel, and management and financial advisory services. The managed practices are responsible for the recruitment and hiring of physicians and all other personnel who provide pathology services, and for all issues related to the professional, clinical and ethical aspects of the practice. As part of the management services agreements, managed practices are required to maintain medical malpractice insurance which names the Company as an additional insured. The Company is required to maintain general liability insurance and name the physician groups as additional insureds. Upon termination of the management services agreements, the respective physician groups are required to obtain continuing liability insurance coverage under either a "tail policy" or a "prior acts policy."

     The management services fees charged under the management services agreements are based on a predetermined percentage of net operating income of the managed practices. The Company also participates to varying degrees in non-physician revenues generated from ancillary services offered through the managed practices' laboratories. The Company charges a capital fee for the use of depreciable assets owned by the Company and recognizes revenue for all practice expenses that are paid on behalf of the practices and reimbursed to the Company pursuant to the management service agreements. Such practice expenses exclude the salaries and benefits of the physicians.

     AmeriPath manages and controls all of the non-medical functions of the owned and managed practices. AmeriPath is not licensed to practice medicine. The practice of medicine is conducted solely by the physicians in the owned and managed practices.

     In operating the owned practices, the Board of Directors and management of AmeriPath formulate strategies and policies which are implemented locally on a day-to-day basis by each owned practice. Each owned practice has a pathologist managing director who is responsible for overseeing the day-to-day management of the owned practice, who reports to one of four regional managing directors, three of whom are pathologists, who in turn report to executive officers of the Company. AmeriPath's Medical Director and Chief Operating Officer develop and review standards for the practicing physicians and their medical practices and review quality and peer review matters with each owned practice's medical director (or a medical review committee). AmeriPath's Chief Operating Officer, a physician, oversees all employment matters with respect to practicing physicians and staffing decisions at the owned practices.

     Pursuant to its management services agreements with managed practices, AmeriPath manages all aspects of the managed practices other than the provision of medical services, which is controlled solely by the physicians of the managed practices. The managed practices have joint policy boards, equally represented by physicians and employees of AmeriPath, that focus on strategic and operational planning, marketing, managed care arrangements and other major issues facing the managed practice.

     AmeriPath's owned and managed practices typically serve as the exclusive provider of professional pathology services for the hospitals in which AmeriPath's pathologists work. The practices staff each hospital with at least one pathologist who generally serves as the medical director of the hospital laboratory and who facilitates the hospital's compliance with licensing requirements. The practices are generally responsible for recruiting, staffing and scheduling the practice's affiliated physicians in the hospital's inpatient laboratories. The medical director of the laboratory is generally responsible for: (1) the overall management of the laboratory, including quality of care, professional discipline and utilization review; (2) serving as a liaison to the hospital administrators and medical staff; and (3) maintaining professional and public relations in the hospital and the community. Several practices have both outpatient laboratories and hospital contracts or relationships, which allow outpatient specimens to be examined by the hospital pathologists, enhancing the utilization of pathologists in inpatient facilities. In the hospitals, technical personnel are typically employed by the hospital, rather than by the practices.

     As of June 30, 2001, the owned and managed practices had contracts or relationships with 237 hospitals. Substantially all of the practices' hospital contracts are short-term in nature and allow for termination by either party with relatively short notice. In many cases, the practices' relationships with hospitals are not subject to written contracts. Accordingly, AmeriPath's hospital contracts and relationships can easily be terminated. AmeriPath believes, however, that the long-standing associations that many of its pathologists have with hospitals generally tend to cause AmeriPath's contracts and relationships with hospitals to continue uninterrupted. Loss of any particular hospital contract or relationship would not only result in a loss of net revenue to the Company, but also a loss of outpatient net revenue that may be derived from the relationship with a hospital and its medical staff. Continuing consolidation in the hospital industry may result in fewer hospitals or fewer laboratories as hospitals move to combine their operations.

     In the past, the Company provided services at four hospitals and an ambulatory care facility owned by Primary Health Systems ("PHS"), a regional hospital network in Cleveland, Ohio. During the first quarter of 2000, PHS began implementing a plan of reorganization, filed under Chapter 11 with the U.S. Bankruptcy Court for the District of Delaware, and closed one hospital. During the second quarter, the bankruptcy court approved the sale of two hospitals and the ambulatory care facility to local purchasers in the Cleveland area. The purchasers, who elected to employ their own pathologists, did not accept the Company's contracts with these two hospitals and the ambulatory care facility. One hospital has not been sold and continues to do business with the Company. This resulted in asset impairment and related charges of $5.2 million in 2000. In addition, during the fourth quarter of 2000, a hospital in South Florida where AmeriPath had the pathology contract, requested proposals for its pathology services, and AmeriPath was unsuccessful in retaining this contract. Based upon the remaining projected cash flow from this hospital network, the Company determined that the intangible assets were impaired and recorded a pre-tax non-cash charge of approximately $1.0 million.

     As of June 30, 2001, the Company had contracts or relationships with 28 hospitals that are owned by HCA. Net revenues generated from contracts with HCA hospitals were $32.0 million in 1998, $39.4 million in 1999, $43.5 million in 2000 and $27.1 million in the first six months of 2001. HCA has been under government investigation for some time and we believe that it is evaluating its operating strategies, including the possible sale, spin-off or closure of certain hospitals. Closures and/or sales of HCA hospitals and/or terminations or non-renewals of one or more of our contracts or relationships with HCA hospitals could have a material adverse effect on our financial position and results of operations.

     All of AmeriPath's outpatient laboratories are licensed and certified under the guidelines established by the Clinical Laboratory Improvement Amendments, or CLIA, and applicable state statutes and are managed by a medical director of the laboratory. AmeriPath's corporate compliance, quality assurance and quality improvement programs are designed to assure that all laboratories and other operations are in compliance in all material respects with applicable laws, rules and regulations.

REGIONAL BUSINESS MODEL

     The Company believes that its strategy of developing integrated networks of anatomic pathology practices on a regional basis benefits the Company, its pathologists, referring physicians, third-party payors and patients. These networks, which generally will be modeled on the Company's existing Florida network, will consist of a number of practices that together: (i) have a substantial regional market presence; (ii) offer a broad range of services;
(iii) have extensive physician contacts; and (iv) possess complementary strengths and opportunities for operational and production efficiencies. The Company continues to integrate the practices' administrative and technical support functions, including accounting, payroll, purchasing, risk management, billing and collections, and expects such integration to result in enhanced operational efficiencies. The Company's courier system for transporting specimens enables the practices to penetrate areas outside their current markets and enhance the utilization of their laboratory facilities. The Company also integrates and coordinates the sales and marketing personnel of the practices to promote the practices to physicians, hospitals, surgery centers, managed care organizations and national clinical laboratories. This marketing effort is based upon promoting the broad geographic coverage, professional pathologist expertise and the extensive professional services offered by the Company. The Company's strategy is to leverage its size to expand its contracts with national clinical laboratories to all of the areas covered by its practices. The Company markets its services under the name "AmeriPath" in order to develop brand identification of products and services to payors and other clients. The Company plans to integrate the practices' management information systems into a single system (or at a minimum consolidate the information resident on the various lab information systems) that will expand the financial and diagnostic reporting capabilities of each of the practices and the Company. Based on the foregoing, the Company believes that implementation of this regional model increases the revenues and profitability of the practices in the region, and the Company is applying this regional business model, in whole or in part, to other states in which it operates.

     The Company has developed its regional business model in Florida and is replicating its model in Texas and the Midwest. The Florida regional model has been an effective tool in building the Company's business. Net revenues for the Florida region have increased 22.2% in the past two years while adding only one pathologist to the region. Operating margins as a percent of net revenue for the region have declined in the past two years, primarily due to an increase in laboratory staffing costs, including physicians, and a higher percentage of revenue from national clinical laboratory contracts which have lower revenue per unit. However, this lower net revenue per unit from national lab contracts has been offset in part by increased efficiencies attributable to the Florida regional business model. The Florida region's operating margin was 29.2% for the year ended December 31, 2000 compared to the Company's overall operating margin, excluding corporate expenses, of 26.9% for the same period.

     The Company believes that its improving performance in Florida, as reflected in the following table, is due in part to the favorable results of its regional model in Florida:

                                                               AS OF DECEMBER 31,
                                                           --------------------------
                                                           1998      1999       2000
                                                           -----     -----     ------
                                                             (DOLLARS IN MILLIONS)
FLORIDA STATISTICS:
Number of Practices......................................   11        12         14
Pathologists.............................................   82        80         83
Hospital relationships...................................   31        31         32
Net revenues.............................................  $85.1     $92.5     $104.0
Operating profit before amortization.....................  $25.6     $27.7     $ 30.4
Operating margin as a percent of net revenues............   30.1%     30.0%      29.2%

     The Company has a higher concentration of practices, laboratories and administrative offices in Florida than in any other region. In addition, Florida is an attractive market due to its population and demographics, including the growth of the general population and the large elderly population, and the Company's familiarity and understanding of the anatomic pathology market in Florida. Accordingly, there can be no assurance that the Company's regional business model will be as effective outside of Florida as it has been in Florida, or that it will be effective at all outside of Florida.

INFORMATION TECHNOLOGY

     The Company's Information Technology ("IT") Group was reorganized in 2000 to better serve the Company's information needs. During 2000, IT staffing was increased, including the hiring of a Chief Information Officer, Director of IT Operations, Director of Software Development, and the establishment of a Project Management Office. The new team established a "Best Practice" approach to managing services to the Company's laboratories. The Company believes these services have resulted in better performing information systems, increased focus on centralization of information and a greater level of standardization across the Company's businesses. IT has several major development efforts underway. These efforts include building enhanced reporting capabilities, creating a data mart, developing a customer information system and converting to a new billing system.

     The Company recognized the opportunity in the market for enhanced reporting to customers and has launched a technology initiative to produce reports that include organ maps, photomicrographs and patient education. Enhanced reports in gastroenterology, obstetrics and gynecology and urology are available in most of the Company's markets and this technology initiative has been implemented at four regional sites. The Company believes its software programs for acquiring the images and producing the reports are efficient and the Company intends to implement additional software programs as customer sales increase.

     Because information management systems for our practices are not integrated, it is difficult to access consolidated operating data for the Company. The creation of a data mart involves the consolidation from numerous information systems of select utilization data for services provided by all specialties and includes inpatient and outpatient information. Approximately 90% of the Company's pre-Inform DX merger data for 2000 and 2001 has been loaded into a single database. The Company intends to use this database to help develop new products and services for its customers. Also, this system provides a better opportunity to benchmark the Company's laboratories and monitor the use of CAD, the Company's esoteric testing facility in Orlando. There have been several reports developed using the data mart including Commissions, Revenue by Customer, Revenue Variance, Payor, and Lab Utilization. The Company is currently reconciling and validating its data, organizing the effort to consolidate the remaining locations and establishing the procedures and processes to make the data mart operational. We intend to make all reports web enabled.

     The AmeriPath Customer Information System is in the early stages of planning and currently the Company has outlined a set of goals and objectives that were defined by personnel in the Company's sales and marketing and operations departments as well as certain of the Company's pathologists. The plans for this system are under development, and process with the Company's customers is being established. Generally, the Company initially will build on-line reporting and then use the data mart and program interfaces in an effort to meet demand by customers for improved interoperability and information.

     Billing for the Company's practices is currently performed by several different internal billing systems and through a number of outsourcing arrangements. The Company's systems include an outpatient billing software program at its Fort Lauderdale centralized billing operation, which is being utilized for the integration of outpatient billing. In its effort to further increase the capacity of its centralized billing operations, during 1999 the Company signed an agreement with a large health care software provider for a billing, accounts receivable and collections system. In addition to performing services for outpatient billing, hospital billing is being tested on the new billing system. Conversion from the current billing systems to the new billing system is anticipated to be completed by the end of 2002. The Company has installed a complete general ledger and financial reporting system to handle accounting for the practices and to consolidate all accounting and financial information. As of March 2001, all of the practices have been integrated onto one common accounting system.

     The Company believes that its increasing integration and consolidation of its laboratory information, billing and collections and financial reporting systems enable it to monitor the operations of the practices, enhance utilization of the pathologists, develop practice protocols and archives and provides the Company with a competitive advantage in negotiating national clinical laboratory and managed care contracts. Each of the Company's laboratories has a laboratory information system that enables laboratory personnel to track, process, report and archive patient diagnostic information.

     The Company is also focused on being compliant with new regulations under the Health Insurance Portability and Accountability Act of 1996 ("HIPAA") regarding privacy, security and transmission of health information. The Company's sensitivity to these new regulations will increase as the Company moves its information systems on-line. The Company is currently in the planning stages of a compliance assessment and has engaged an outside consulting firm to assist in the assessment and measurement of its existing standards and policies, and in determining which requirements remain to be implemented. At this time, the Company is not able to determine the full consequences of the HIPAA regulations to the Company's business or the total cost of complying with these regulations. However, the HIPAA regulations are expected to significantly impact the Company operationally and financially.

CLIENT AND PAYOR RELATIONSHIPS

     The practices also provide services to a wide variety of other health care providers and payors including physicians, government programs, indemnity insurance companies, managed care organizations and national clinical laboratories. Fees for anatomic pathology services rendered to physicians are billed either to the physicians, to the patient or to the patient's third party payor.

     The following table provides the percentages of cash collections of our owned practices from the identified sources:

                                                              YEARS ENDED
                                                              DECEMBER 31,       SIX MONTHS
                                                           ------------------       ENDED
                                                           1998   1999   2000   JUNE 30, 2001
                                                           ----   ----   ----   -------------
SOURCE OF CASH COLLECTIONS:
  Government payors......................................   22%    20%    19%        21%
  National clinical laboratories.........................   10%    11%    11%         9%
  Other..................................................   68%    69%    70%        70%

     Other sources of cash collections consists primarily of third-party payors, such as preferred provider organizations (PPOs), health maintenance organizations (HMOs) and indemnity insurance companies.

CONTRACTS AND RELATIONSHIPS WITH PHYSICIANS OF OWNED PRACTICES

     For the owned practices, the Company employs pathologists, or controls the practice entities who employ pathologists, to provide medical services in hospitals or in other inpatient and outpatient laboratories. While the Company exercises legal control over the owned practices, the Company does not exercise control over, or otherwise influence, the medical judgment or professional decisions of any pathologist associated with the owned practices. Pathologist employment agreements typically have terms of three to five years and generally can be terminated at any time upon 60 to 180 days notice. The pathologists generally receive a base salary, fringe benefits and may be eligible for an incentive performance bonus. In addition to compensation, the Company provides its pathologists with uniform benefit plans, such as disability, supplemental retirement, life and group health insurance and medical malpractice insurance. The pathologists are required to hold a valid license to practice medicine in the jurisdiction in which they practice and, with respect to inpatient or hospital services, to become a member of the medical staff at the contracting hospital with privileges in pathology. The Company is responsible for billing patients, physicians and third party payors for services rendered by the pathologists. Most of the employment agreements prohibit the physician from competing with the Company within a defined geographic area and prohibit solicitation of pathologists, other employees or clients of the Company for a period of one to two years after termination of employment.

     The Company's business is dependent upon the recruitment and retention of pathologists, particularly those with subspecialties, such as dermatopathology. While the Company has been able to recruit (principally through practice acquisitions) and retain pathologists, no assurance can be given that the Company will be able to continue to do so successfully or on terms similar to its current arrangements. The relationship between the Company's pathologists and their respective local medical communities is important to the operation and continued profitability of the practices. In the event that a significant number of pathologists terminate their relationships with the Company or become unable or unwilling to continue their employment, the Company's business could be materially harmed.

GOVERNMENT REGULATIONS

     The Company's business is subject to many of the governmental and regulatory requirements relating to health care matters as well as laws and regulations that relate to business corporations. The Company believes that it exercises care to structure its practices and arrangements with hospitals and physicians to comply with relevant federal and state law. It also believes such current arrangements and practices are in material compliance with applicable statutes and regulations. However, the Company has not received or applied for legal opinions from counsel or from any federal or state regulation authority to this effect, and many aspects of the Company's business operations have not been the subject of federal or state regulatory interpretation. As a result, there can be no assurance that the Company's current or prior practices or arrangements will not be found to be in noncompliance with applicable laws and regulations, or that any such occurrence will not result in a material adverse effect to the Company.

     The Company derived approximately 20%, 19% and 21% of its owned practices' collections for the years ended December 31, 1999 and 2000, and the first six months of 2001, respectively, from payments made by government sponsored health care programs (principally Medicare and Medicaid). The decrease in the percentage of collections attributable to government sponsored health care programs resulted primarily from the acquisition of practices outside Florida, in states with smaller Medicare populations. These programs are subject to substantial regulation by the federal and state governments. Any change in payment regulations, policies, practices, interpretations or statutes that places limitations on reimbursement amounts, or changes in reimbursement coding, or practices could materially and adversely affect the Company's financial condition and results of operations. Increasing budgetary pressures at both the federal and state level and concerns over the continued increase of the costs of health care have led, and may continue to lead, to significant reductions in health care payments. State concerns over the growth in Medicaid also could result in payment reductions. Although governmental payment reductions have not materially affected the Company in the past, it is possible that such changes in the future could have a material adverse effect on the Company's financial condition and results of operations. In addition, Medicare, Medicaid and other government sponsored health care programs are increasingly shifting to some form of managed care. Some states have recently enacted legislation to require that all Medicaid patients be converted to managed care organizations, and similar legislation may be enacted in other states, which could result in reduced payments to the Company for such patients. In addition, a state-legislated shift in a Medicaid plan to managed care could cause the loss of some, or all, Medicaid business for the Company in that state if the Company were not selected as a participating provider. Additionally, funds received under all health care reimbursement programs are subject to audit with respect to the proper billing for physician services. Retroactive adjustments of revenue from these programs could occur. The Company expects that there will continue to be proposals to reduce or limit Medicare and Medicaid payment for services.

     In connection with practice acquisitions, the Company performs certain due diligence investigations with respect to the potential liabilities of acquired practices and obtains indemnification with respect to certain liabilities from the sellers of such practices. Nevertheless, there can be undiscovered claims that subsequently arise. There can be no assurance that any liabilities for which the Company becomes responsible (despite such indemnification) will not be material or will not exceed either the limitations of any applicable indemnification provisions or the financial resources of the indemnifying parties. Furthermore, the Company, through its Corporate Compliance Program, regularly reviews the practices' compliance with federal and state health care laws and regulations and revises as appropriate the operations, policies and procedures of its practices to conform with the Company's policies and procedures and applicable law. While the Company believes that the operations of the practices prior to their acquisition were generally in compliance with such laws and regulations, there can be no assurance that the prior operations of the practices were in full compliance with such laws, as such laws may ultimately be interpreted. Moreover, although the Company maintains an active compliance program, it is possible that the government might challenge some of the current practices of the Company as not being in full compliance with such laws and regulations. A violation of such laws by a practice or the Company could result in civil and criminal penalties, exclusion of the physician, the practice or the Company from participation in Medicare and Medicaid programs and/or loss of a physician's license to practice medicine.

     Fraud and Abuse. Federal anti-kickback law and regulations prohibit any knowing and willful offer, payment, solicitation or receipt of any form of remuneration, either directly or indirectly, in return for, or to induce: (i) the referral of an individual for a service for which payment may be made by Medicare and Medicaid or certain other federal health care programs; or (ii) the purchasing, leasing, ordering or arranging for, or recommending the purchase, lease or order of, any service or item for which payment may be made by Medicare, Medicaid or certain other federal health care programs. Violations of federal anti-kickback rules are punishable by monetary fines, civil and criminal penalties and exclusion from participation in Medicare, Medicaid and other federal health care programs. Several states have laws that are similar.

     The federal government has published regulations that provide "safe-harbors" that protect from prosecution under federal anti-kickback laws business transactions that meet certain requirements. Failure to meet the requirements of a safe harbor, however, does not necessarily mean a transaction violates the anti-kickback law. The Company believes its operations are in material compliance with applicable Medicare and fraud and abuse laws and seeks to structure arrangements to comply with applicable safe harbors where reasonably possible. There is a risk however, that the federal government might investigate such arrangements and conclude they violate the anti-kickback statute. If the Company's arrangements were found to be illegal, the Company, the physician groups and/or the individual physicians would be subject to civil and criminal penalties, including exclusion from the participation in government reimbursement programs, which could materially adversely affect the Company.

     The Department of Health and Human Services Office of Inspector General ("OIG") issues advisory opinions that provide advice on whether proposed business arrangements violate the anti-kickback law. In Advisory Opinion 99-13, the OIG opined when prices for laboratory services for non-governmental patients are discounted below Medicare reimbursable rates, the anti-kickback law may be implicated. The OIG found prices discounted below the laboratory supplier's costs to be particularly problematic. In the same opinion, OIG suggested that a laboratory may be excluded from federal health care programs if it charges Medicare or Medicaid amounts substantially in excess of discounted charges to the physician. In the OIG's opinion, charges are likely excessive if the profit margin for Medicare business exceeds the profit margin for non-federally reimbursed business.

     The OIG also has addressed physician practice management arrangements in an advisory opinion. In Advisory Opinion 98-4, the OIG found that management fees based on a percentage of practice revenues may violate the anti-kickback statute. These Advisory Opinions suggest that OIG might challenge certain prices below Medicare reimbursement rates or arrangements based on a percentage of revenues. While the Company believes its arrangements are in material compliance with applicable law and regulations, OIG's advisory opinions suggest there is a risk of an adverse OIG finding relating to practices reviewed in the advisory opinions. Any such finding could have a material adverse impact on the Company.

     Self-Referral and Financial Inducement Laws. The Company is also subject to federal and state statutes and regulations banning payments for referral of patients and referrals by physicians to health care providers with whom the physicians have a financial relationship. The federal Stark Physician Anti-Self Referral Law applies to Medicare and Medicaid and prohibits a physician from referring patients for certain services, including laboratory services, to an entity with which the physician has a financial relationship. Financial relationships include both investment interests in an entity and compensation arrangements with an entity. If an arrangement or relationship is covered by the Stark Law, all of the requirements of a Stark Law exception must be satisfied. The state laws and regulations vary significantly from state to state, are often vague and, in many cases, have not been interpreted by courts or regulatory agencies. These statutes and regulations generally apply to services reimbursed by both governmental and private payors. Violations of these laws may result in prohibition of payment for services rendered, loss of licenses as well as fines and criminal penalties. In addition, violation of the Stark Law may result in exclusion from Medicare and Medicaid. State statutes and regulations affecting the referral of patients to health care providers range from statutes and regulations that are substantially the same as the federal laws and safe harbor regulations to a simple requirement that physicians or other health care professionals disclose to patients any financial relationship the physicians or health care professionals have with a health care provider that is being recommended to the patients. These laws and regulations vary significantly from state to state, are often vague and, in many cases, have not been interpreted by courts or regulatory agencies. Adverse judicial or administrative interpretations of any of these laws could have a material adverse effect on the operating results and financial condition of the Company. In addition, expansion of the Company's operations to new jurisdictions, or new interpretations of laws in existing jurisdictions, could require structural and organizational modifications of the Company's relationships with physicians to comply with that jurisdiction's laws. Such structural and organizational modifications could have a material adverse effect on the operating results and financial condition of the Company.

     Some physicians affiliated with the Company make referrals for services that are covered by the Stark Law. Many of these physicians have financial relationships with the Company in the form of compensation arrangements, ownership of Company stock or ownership of contingent promissory notes issued by the Company. The Company believes, however, that its current operations comply in all material respects with the Stark Law due to, among other things, various exceptions stated in the Stark Law and regulations that except either the referral or the financial relationship involved. For example, many referrals fall within exceptions applicable to pathologists or to ancillary services performed by members of a common group practice. With respect to compensation arrangements, the Company believes that existing arrangements are structured to comply with an applicable Stark Law exception. With respect to the ownership of stock, the Company believes that the ownership of Company stock by physicians should fall within the publicly traded stock exception to the Stark Law's definition of financial relationship. However, certain physician-owned shares were acquired prior to the Company's initial public offering and, as a result, the government could take the position that all of the requirements for this exception are not met. With respect to contingent notes, the Company believes that an exception to the Stark Law's definition of financial relationship is available. In addition, the contingent notes contain provisions that permit the Company to modify or replace them if necessary to comply with law. Nevertheless, to the extent physicians affiliated with the Company make referrals to the Company and a financial relationship exists between the Company and the referring physicians, the government might take the position that the arrangement does not comply with the Stark Law. Any such finding could have a material adverse impact on the Company.

     False Claims Laws. Under the federal False Claims Act, the government may fine any person who knowingly submits, or participates in submitting, claims for payment to the federal government that are false or fraudulent, or that contain false or misleading information. In addition, knowingly making or using a false record or statement to avoid paying the federal government is also a violation. Entities found to have violated the False Claims Act may be required to make significant payments to the government (including damages and penalties in addition to the reimbursements previously collected) and may be excluded from participating in Medicare, Medicaid and other federal health care programs. Many states have similar false claims statutes.

     Health care fraud is a priority of the United States Department of Justice and the FBI. They have devoted a significant amount of resources to investigating health care fraud. Medicare carriers and state Medicaid agencies also have certain fraud and abuse authority. In addition, private insurers may bring actions under false claim laws. In certain circumstances, federal and some state laws authorize private whistleblowers to bring false claim suits on behalf of the government against providers and reward the whistleblower with a portion of any final recovery. In addition, the federal government has engaged a number of nongovernmental-audit organizations to assist it in tracking and recovering false claims for health care services. The practices targeted include: billing for tests not performed; billing for tests not medically necessary or not ordered by the physician; "upcoding" tests to realize higher reimbursement than what is owed; offering inducements to physicians to induce them to refer testing; and duplicate billing. These practices have led to governmental investigations and whistleblower suits that have resulted in financially significant payments made by a number of health care providers in the past decade.

     Since investigations relating to false claims have increased in recent years, it is more likely companies conducting business in the health care industry could become the subject of a federal or state civil or criminal investigation or action, could be required to defend the results of such investigation, be subjected to possible civil and criminal fines, be sued by private payors and be excluded from Medicare, Medicaid or other federally funded health care programs. Although the Company monitors its billing practices for compliance with prevailing industry practice under applicable laws, such laws are complex and constantly evolving and there can be no assurance that governmental investors, private insurers or private whistleblowers will not challenge the Company's or industry practice. For example, the announcement of a governmental investigation into the billing practices of one of the Company's practices in the fourth quarter of 1998 resulted in a significant decrease in the market price of the Company's common stock, even though the issue was eventually resolved to the Company's satisfaction and resulted only in the repayment of a small overpayment.

     In August 2001, we received two letters from the Civil Division of the U.S. Department of Justice ("DOJ") requesting information regarding billing practices and documentation of gross descriptions on skin biopsy reports. We are providing documentation to the DOJ regarding the tests that are the subjects of its requests for information. We believe our billing and documentation practices for these tests comply with applicable laws and regulations in all material respects. Accordingly, while no assurances can be given regarding the ultimate outcome of the investigation and while the DOJ may request additional information, we currently do not believe there is any basis for the DOJ to pursue any significant enforcement action against us with respect to these tests. Requests for information such as these are often the result of a qui tam, or whistleblower, action filed by a private party. If this information request is the result of a qui tam action and if the DOJ decides not to pursue an action against us, the private party could still proceed with the action. Defending a qui tam lawsuit, even where there is little or no merit to the allegations, can be expensive and time consuming.

     Government Investigations of Hospitals and Hospital
Laboratories. Significant media and public attention has been focused on the health care industry due to ongoing federal and state investigations reportedly related to certain referral and billing practices, laboratory and home health care services and physician ownership and joint ventures involving hospitals. Most notably, HCA is under investigation with respect to such practices. The Company provides medical director services for numerous hospital laboratories, including 28 HCA hospital laboratories as of June 30, 2001. The government's ongoing investigation of HCA could result in a governmental investigation of one or more of the Company's operations that have arrangements with HCA. In addition, the OIG and the Department of Justice have initiated hospital laboratory billing review projects in certain states and are expected to extend such projects to additional states, including states in which the Company operates hospital laboratories. These projects increase the likelihood of governmental investigations of laboratories owned and operated by the Company. Although the Company monitors its billing practices and hospital arrangements for compliance with prevailing industry practices under applicable laws, such laws are complex and constantly evolving and there can be no assurance that the governmental investigators will not challenge the Company's or industry practices. The government's investigations of entities with which the Company contracts may have other effects which could materially and adversely affect the Company, including termination or amendment of one or more of the Company's contracts or the sale of hospitals potentially disrupting the performance of services under such contracts.

     Corporate Practice of Medicine. The Company is not licensed to practice medicine. The practice of medicine is conducted solely by its licensed pathologists. The manner in which licensed physicians can be organized to perform and bill for medical services is governed by the laws of the state in which medical services are provided and by the medical boards or other entities authorized by such states to oversee the practice of medicine. Business corporations are generally not permitted under certain state laws to exercise control over the medical judgments or decisions of physicians, or engage in certain practices such as fee-splitting with physicians. In states where the Company is not permitted to directly own a medical practice, the Company performs only non-medical and administrative and support services, does not represent to the public or its clients that it offers medical services and does not exercise influence or control over the practice of medicine. See discussion "AmeriPath Corporate Structure", above.

     The Company believes that it currently is in material compliance with the corporate practice laws in the states in which it operates. Nevertheless, there can be no assurance that regulatory authorities or other parties will not assert that the Company is engaged in the corporate practice of medicine. If such a claim were successfully asserted in any jurisdiction, the Company, and its pathologists could be subject to civil and criminal penalties under such jurisdiction's laws and could be required to restructure their contractual and other arrangements. Alternatively, some of the Company's existing contracts could be found to be illegal and unenforceable. In addition, expansion of the operations of the Company to other states may require structural and organizational modification of the Company's form of relationship with physicians, practices or hospitals. Such results or the inability to successfully restructure contractual arrangements could have a material adverse effect on the Company's financial condition and results of operations.

     Fee-Splitting. Many states prohibit the splitting or sharing of fees between physicians and non-physicians. These laws vary from state to state and are enforced by courts and regulatory agencies, each with broad discretion. Most of the states with fee-splitting laws only prohibit a physician from sharing fees with a referral source. However, some states have interpreted management agreements between entities and physicians as unlawful fee-splitting.

     The Company believes its arrangements with physicians comply in all material respects with the fee-splitting laws of the states in which it operates. Nevertheless, it is possible regulatory authorities or other parties could claim the Company is engaged in fee-splitting. If such a claim were successfully asserted in any jurisdiction, the Company's pathologists could be subject to civil and criminal penalties and the Company could be required to restructure its contractual and other arrangements. Any restructuring of the Company's contractual and other arrangements with physician practices could result in lower revenues from such practices, increased expenses in the operation of such practices and reduced influence over the business decisions of such practices. Alternatively, some of the Company's existing contracts could be found to be illegal and unenforceable, which could result in the termination of those contracts and an associated loss of revenue. In addition, expansion of the Company's operations to other states with fee-splitting prohibitions may require structural and organizational modification to the form of relationships that the Company currently has with physicians, affiliated practices and hospitals. Any modifications could result in less profitable relationships with physicians, affiliated practices and hospitals, less influence over the business decisions of physicians and affiliated practices and failure to achieve the Company's growth objectives.

     Medicare Fee Schedule Payment for Clinical Diagnostic Laboratory
Testing. Medicare reimburses hospitals based on locality-specific fee schedules on the basis of a reimbursement methodology with Consumer Price Index ("CPI") related adjustments. Medicare includes payment for services performed for clinical diagnostic laboratory inpatients within the prospectively determined Diagnosis Related Group rate paid to the hospital. Additionally, state Medicaid programs may pay no more than the Medicare fee schedule amount. Congress also has implemented a national cap on Medicare clinical diagnostic laboratory fee schedules. This national cap has been lowered several times and is now at approximately 74% of the national median. In addition, Congress frequently has either limited or eliminated the annual CPI adjustments of the Medicare clinical diagnostic laboratory fee schedules. The Omnibus Budget Reconciliation Act of 1993 eliminated the adjustment for the years 1994 and 1995. In 1996 and 1997, however, the fee schedule adjustments were 3.2% and 2.7%, respectively. Even these modest increases were reduced in some areas due to a recalculation of national medians and by conversion in some carrier areas to a single statewide fee schedule. In the Balanced Budget Act of 1997 ("BBA"), Congress again eliminated the annual adjustments, this time for the years 1998 through 2002. The adjustment limitations and changes in the national cap made to date have not had, and are not expected by the Company to have, a material adverse effect on the Company's results of operations. Any further significant decrease in such fee schedules could have a material adverse effect on the Company.

     Due to uncertainty regarding the implementation of the above-described Medicare developments, the Company currently is unable to predict their ultimate impact on the laboratory industry generally or on the Company in particular. Reforms may also occur at the state level (and other reforms may occur at the federal level) and, as a result of market pressures, changes are occurring in the marketplace as the number of patients covered by some form of managed care continues to increase. In the past, the Company has offset a substantial portion of the impact of price decreases and coverage changes through the achievement of economies of scale, more favorable purchase contracts and greater operational efficiencies. However, if further substantial price decreases or coverage changes were to occur, or if the government were to seek any substantial repayments or penalties from the Company, such developments would likely have an adverse impact on gross profits from the Company's testing services unless management had an opportunity to mitigate such impact.

     Reevaluations and Examination of Billing. Payors periodically reevaluate the services they cover. In some cases, government payors such as Medicare also may seek to recoup payments previously made for services determined not to be covered. Any such action by payors would have an adverse affect on the Company's revenues and earnings.

     Moreover, in recent months the federal government has become more aggressive in examining laboratory billing and seeking repayments and penalties as the result of improper billing for services (e.g., using an improper billing code for a test to realize higher reimbursement), regardless of whether carriers had furnished clear guidance on this subject. The primary focus of this initiative has been on hospital laboratories and on routine clinical chemistry tests which comprise only a small part of the Company's revenues. Although the scope of this initiative could expand, it is not possible to predict whether or in what direction the expansion might occur. The Company believes its practices are proper and do not include any allegedly improper practices now being examined. However, no assurance can be given that the government will not broaden its initiative to focus on the type of services furnished by the Company or, if this were to happen, on how much money, if any, the Company might be required to repay.

     Furthermore, HIPAA and the joint federal and state anti-fraud initiative commenced in 1995 called Operation Restore Trust have strengthened the powers of the OIG and increased the funding for Medicare and Medicaid audits and investigations. As a result, the OIG has expanded and continues to expand the scope of its health care audits and investigations. State enforcement actions are similarly expanding. Federal and state audits and inspections, whether on a scheduled or unannounced basis, are conducted from time to time at the Company's facilities.

     Due to the uncertain nature of coding for pathology services, the Company cannot assure that issues such as those addressed in the government investigation it announced in the fourth quarter of 1998, which was related to the Operation Restore Trust initiative, will not arise again. If a negative finding is made as a result of such an investigation, the Company could be required to change coding practices or repay amounts paid for incorrect practices either of which could have a materially adverse effect on the operating results and financial condition of the Company.

     Laboratory Compliance Plan. In February 1997, the OIG released a model compliance plan for laboratories that is based largely on the corporate integrity agreements negotiated with the laboratories which settled a number of government enforcement actions against laboratories under Operation Restore Trust. The Company adopted and maintains a compliance plan, which includes components of the OIG's model compliance plan, as the Company deemed appropriate to the conduct of its business. The Company's Senior Vice President of Operations serves as the Company's Chief Compliance Officer and reports directly to the Audit Committee of the Board of Directors.

     Antitrust Laws. In connection with state corporate practice of medicine laws discussed above, the physician practices with which the Company is affiliated in some states are organized as separate legal entities. As such, the physician practice entities may be deemed to be persons separate both from the Company and from each other under the antitrust laws and, accordingly, subject to a wide range of federal and state laws that prohibit anti-competitive conduct among separate legal entities. In addition, the Company also is seeking to acquire or affiliate with established and reputable practices in its target geographic markets and any market concentration could lead to antitrust claims. The Company believes it is in compliance with federal and state antitrust laws and intends to comply with any state and federal laws that may affect its development of integrated health care delivery networks. There can be no assurance, however, that a review of the Company's business by courts or regulatory authorities would not adversely affect the operations of the Company and its affiliated physician groups.

     HIPAA Criminal Penalties. HIPAA created criminal provisions, which impose criminal penalties for fraud against any health care benefit program for theft or embezzlement involving health care and for false statements in connection with the payment of any health benefits. HIPAA also provided broad prosecutorial subpoena authority and authorized property forfeiture upon conviction of a federal health care offense. Significantly, the HIPAA provisions apply not only to federal programs, but also to private health benefit programs as well. HIPAA also broadened the authority of the OIG to exclude participants from federal health care programs. Because of the uncertainties as to how the HIPAA provisions will be enforced, the Company currently is unable to predict their ultimate impact on the Company. If the government were to seek any substantial penalties against the Company, this could have a material adverse effect on the Company.

     Licensing. CLIA extends federal oversight to virtually all clinical laboratories by requiring that laboratories be certified by the government. Many laboratories must also meet governmental quality and personnel standards, undergo proficiency testing and be subject to biennial inspection. Rather than focusing on location, size or type of laboratory, this extended oversight is based on the complexity of the test performed by the laboratory. The CLIA quality standards regulations divide all tests into three categories (waived, moderate complexity and high complexity) and establish varying requirements depending upon the complexity of the test performed. The Company's outpatient laboratories are licensed by Health and Human Services ("HHS") under CLIA to perform high complexity testing. Generally, the HHS regulations require laboratories that perform high complexity or moderate complexity tests to implement systems that ensure the accurate performance and reporting of tests results, establish quality control systems, have proficiency testing conducted by approved agencies and have biennial inspections. The Company is also subject to state regulation. CLIA provides that a state may adopt more stringent regulations than federal law. For example, some states in which we operate require that laboratory personnel meet certain qualifications, specify certain quality controls, maintain certain records and undergo proficiency testing.

     Persons engaged in the practice of medicine must be licensed by each state in which they practice. The professional practice of physicians is regulated in each state by the state board of medicine. Each board of medicine has rules enumerating the activities that constitute unprofessional conduct. A board may sanction unprofessional conduct by suspending, restricting or revoking a professional's license. Other possible sanctions include restraining orders, injunctions, imprisonment and fines.

     HIPAA Regulations Relating to the Privacy, Security, and Transmission of Health Information. Congress passed the Health Insurance Portability and Accountability Act, or HIPAA, in 1996. Among other things, HIPAA established several requirements regarding the privacy, security and transmission of health information. The Department of Health and Human Services, or HHS, has issued several sets of regulations in accordance with its authority under HIPAA. In general, these regulations apply to health care providers, health plans, and health care clearinghouses. Some operations of the Company will be subject to the HIPAA regulations.

     Pursuant to HIPAA, HHS issued final privacy regulations establishing comprehensive federal standards relating to the use and disclosure of protected health information. These regulations, among other things, establish limits on the use and release of protected health information, provide for patients' rights to access, amend, and receive an accounting of the uses and disclosures of protected health information, and require certain safeguards to protect identifiable health information. The federal privacy regulations do not supersede state laws that are more stringent. Thus, the Company must reconcile both the federal privacy regulations and other state privacy laws that are more stringent than the federal laws. Those operations of the Company which are regulated by HIPAA must be in compliance with the federal privacy regulations by April 2003. Prior to the compliance date, it is expected that HHS will release several guidance documents addressing questions or concerns raised by the privacy regulations. On July 6, 2001, HHS issued its first guidance document relating to these regulations.

     Like the privacy regulations, the electronic transaction standards are also final. These regulations establish uniform standards relating to data reporting, formatting, and coding that covered entities must use in conducting certain transactions. The electronic transaction standards presently apply to eight different transactions, including transactions relating to health care claims and health care payment and remittance advice. Upon the compliance date, health care providers must use these standards when electronically conducting a covered transaction with health plans or other health care providers. The compliance date for these regulations is October 2002.

     The security regulations promulgated pursuant to HIPAA have not been finalized. The purpose of the proposed security regulations is to establish a minimum standard for the protection of individual health information that is stored or transmitted electronically. The regulations provide administrative procedures, physical safeguards, and technical mechanisms that may be implemented to satisfy the regulations.

     The HIPAA regulations could result in significant financial obligations for the Company and will pose increased regulatory risk. The privacy regulation could limit the Company's use and disclosure of patient health information. For example, HHS has indicated that cells and tissues are not protected health information, but that analyses of them are protected. HHS has stated that if a person provides cells to a researcher and tells the researcher that the cells are an identified individual's cancer cells, that accompanying statement is protected health information about that individual. At this time, the Company is not able to determine the full consequences of the HIPAA regulations to the Company's business or the total cost of complying with these regulations. However, the HIPAA regulations are expected to significantly impact the Company operationally and financially.

     Violations of the privacy regulations are punishable by civil and criminal penalties. State privacy laws may impose similar sanctions on us. Violations of the standards for electronic transaction are punishable by civil penalties.

     Other Regulations. In addition, the Company is subject to licensing and regulation under federal, state and local laws relating to the collecting, storing, handling and disposal of medical specimens, infectious and hazardous waste and radioactive materials as well as the safety and health of laboratory employees. The Company believes its laboratory operations are in material compliance with applicable federal and state laws and regulations relating to the generation, storage, treatment and disposal of all laboratory specimens and other biohazardous waste. Nevertheless, there can be no assurance that the Company's current or past laboratory operations would be deemed to be in compliance with applicable laws and regulations, and any noncompliance could result in a material adverse effect on the Company. The Company utilizes licensed vendors for the disposal of such specimen and waste.

     In addition to its comprehensive regulation of safety in the workplace, the federal Occupational Safety and Health Administration ("OSHA") has established extensive requirements relating to workplace safety for health care employees, including clinical laboratories, whose workers may be exposed to blood-borne pathogens, such as HIV and the hepatitis B virus. These regulations require work practice controls, protective clothing and equipment, training, medical follow-up, vaccinations and other measures designed to minimize exposure to, and transmission of, blood-borne pathogens. Regulations of the Department of Transportation, the Public Health Services and the U.S. Postal Service also apply to the transportation of laboratory specimens.

COMPETITION

     The Company, its practices and pathologists provide pathology and cytology diagnostic services and pathology practice management services. Competition may result from other anatomic pathology practices, companies in other health care industry segments, such as other hospital-based specialties, national clinical laboratories, large physician group practices or pathology physician practice management companies that may enter the Company's markets, some of which may have greater financial and other resources than the Company.

     The Company competes primarily on the basis of service capability and convenience of facilities, scope of testing services performed, accuracy, timeliness and consistency in reporting test results, reputation in the medical community, and pricing of testing services. The Company believes that its principal competitive advantages are its pathologist leadership, single specialty focus, sales and marketing expertise and administrative support capabilities (e.g., billing, collections, accounting and financial reporting, information systems, and human resources). The Company competes with several other companies, and such competition can reasonably be expected to increase. In addition, companies in other health care segments, such as hospitals, national clinical laboratories, third party payors, and HMO's, many of which have greater financial resources than the Company, may become competitive with the Company in the employment of pathologists and management of pathology practices. The Company competes for acquisitions and affiliations on the basis of its reputation, management experience, status and resources as a public company and its single focus on anatomic pathology. There can be no assurance that the Company will be able to compete effectively or that additional competitors will not enter the Company's markets or make it more difficult for the Company to acquire or affiliate with practices on favorable terms.

INTELLECTUAL PROPERTY

     The Company has registered the service marks "AmeriPath", "CAD-The Center for Advanced Diagnostics" and the AmeriPath logo with the United States Patent and Trademark Office.

     To date, the Company has not relied heavily on patents or other intellectual property in operating its business. Nevertheless, some of the tests or related diagnostic products or the information technology purchased or used by the Company may be patented or subject to other intellectual property rights. As a result, the Company may be found to be, or actions may be brought against it alleging that it is, infringing on the patent or other intellectual property rights of others, which could give rise to substantial claims against the Company. In addition, the Company's expansion into the genomics testing market may result in its obtaining or developing patent or other intellectual property. However, other practice and public entities, including universities, may have filed applications for (or have been issued) patents that may be the same as or similar to those developed or otherwise obtained by the Company or that it may need in the development of its own products. The scope and validity of such patent and other intellectual property rights, the extent to which the Company may wish or need to acquire such rights, and the cost or availability of such rights are presently unknown. In addition, the Company cannot provide assurance that others will not obtain access to its intellectual property or independently develop the same or similar products, tests or other intellectual property to that developed or otherwise obtained by the Company. This may impede the Company's ability to achieve its overall growth strategy, including its ability to broaden the range of testing services it offers and to penetrate the genomic and genomic testing markets.

EMPLOYEES

     At June 30, 2001, the Company's owned and managed practices employ 2,428 people, including 427 physicians. In addition to physicians, the employees of the Company and the managed practices include 704 laboratory technicians, 161 couriers and 1,136 billing, marketing, transcription and administrative staff, of which 105 personnel are located at the Company's executive offices. None of the Company's employees or prospective employees is subject to collective bargaining agreements.

FACILITIES

     The Company leases its executive offices located in Riviera Beach, Florida (approximately 12,000 square feet) and its centralized billing office in Fort Lauderdale, Florida (approximately 13,000 square feet) and the Company and its managed practices lease 65 other facilities: 20 in Florida, two in Alabama, three in Kentucky, four in Ohio, eight in Texas, six in Pennsylvania, five in Tennessee, four in Mississippi, two in Missouri, two in New York, two in Oklahoma, two in North Carolina and one each in Indiana, Colorado, California, Massachusetts, and Wisconsin. These facilities are used for laboratory operations, administrative and billing and collections operations and storage space. The 67 facilities encompass an aggregate of approximately 300,000 square feet, have an aggregate annual rent of approximately $5.1 million and have lease terms expiring from 2001 to 2009. As laboratory leases are scheduled to expire, the Company will consider whether to extend or renegotiate the existing lease or move the facility to another location within the defined geographic area of the practice.

INSURANCE

     The Company's business entails an inherent risk of claims of physician professional liability or other liability for acts or omissions of its physicians and laboratory personnel or of hospital employees who are under the supervision of its hospital-based pathologists. The Company and its physicians periodically become involved as defendants in medical malpractice and other lawsuits, some of which are currently ongoing, and are subject to the attendant risk of substantial damage awards. The Company has consolidated its physician professional liability insurance coverages with the St. Paul Fire and Marine Insurance Company, whereby each of the pathologists is insured under claims-made policies with primary limits of $1.0 million per occurrence and $5.0 million in the annual aggregate, and share with the Company in excess coverage of up to $20.0 million in the aggregate. The Company's coverage until July 1999 was with Steadfast Insurance Company (Zurich-American). The policy also provides "prior acts" coverage for each of the physicians with respect to the practices prior to their acquisition by the Company. Further, the Company has provided reserves for incurred but not reported claims in connection with its claims-made policies. The terms of the purchase agreements relating to each practice acquisition generally contain certain limited rights of indemnification from the sellers of the practices. The Company also maintains property and general liability insurance policies and obtains agreements from third parties, such as hospitals and national clinical laboratories, to indemnify or insure the Company for certain risks. While the Company believes it has a prudent risk management system for itself and its physicians, it is possible that pending or future claims will be successful and, if successful, will not be covered or will exceed the limits of the Company's risk management program, including the limits of the Company's insurance coverage or applicable indemnification provisions, or that third parties will fail or otherwise be unable to comply with their obligations to the Company. It is also possible that such coverage will not continue to be available at acceptable costs or on favorable terms. The Company is currently in a dispute with its former medical malpractice insurance carrier on an issue related to the applicability of excess insurance coverage. If we do not prevail, a gap of several months in our insurance coverage may exist for a period in which significant claims have been made. In addition, the Company's insurance does not cover all potential liabilities arising from governmental fines and penalties, indemnification agreements and certain other uninsurable losses. For example, from time to time the Company agrees to indemnify third parties, such as hospitals and national clinical laboratories, for various claims that may not be covered by insurance. As a result the Company may become responsible for substantial damage awards that are uninsured. The Company is currently subject to indemnity claims which, if determined adversely to the Company, could result in substantial uninsured losses. A malpractice or other claim asserted against the Company, an owned or managed practice or a physician or other employee of such practices could, in the event of an adverse outcome that exceeds limits of available insurance coverage or is not covered, have a material adverse effect on the Company's financial condition and results of operations.

LEGAL PROCEEDINGS

     During the ordinary course of business, the Company has become and may in the future become subject to pending and threatened legal actions and proceedings. The Company may have liability with respect to its employees and its pathologists as well as with respect to hospital employees who are under the supervision of the hospital based pathologists. The majority of the pending legal proceedings involve claims of medical malpractice. Most of these relate to cytology services. These claims are generally covered by insurance. The Company has also become, and may in the future become, subject to claims under agreements to indemnify third parties, such as hospitals and national clinical laboratories, which may not be covered by insurance. Based upon investigations conducted to date, the Company believes the outcome of such pending legal actions and proceedings, individually or in the aggregate, will not have a material adverse effect on the Company's financial condition, results of operations or liquidity. If the Company is ultimately found liable under these medical malpractice or other claims, there can be no assurance that the Company's medical malpractice or general liability insurance coverage will be available or adequate to cover any such liability. While we believe this practice is routine, in a number of pending claims our insurers have reserved their right to deny coverage. The Company is also, from time to time, involved with legal actions related to the acquisition of and affiliation with physician practices, the prior conduct of such practices, the employment (and restriction on competition) of physicians, or the employment of non-physician personnel or actions by employees of hospitals for which the Company provides pathology services. There can be no assurance any costs or liabilities for which the Company becomes responsible in connection with such claims or actions will not be material or will not exceed the limitations of any applicable indemnification provisions or the financial resources of the indemnifying parties.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table shows information about our executive officers and directors as of the date of this prospectus:

                   NAME                      AGE                   POSITION(S)
                   ----                      ---                   -----------
James C. New...............................  56    Chairman of the Board and Chief Executive
                                                     Officer
Brian C. Carr..............................  39    President and Director
Alan Levin, M.D............................  50    Chief Operating Officer and Director
Gregory A. Marsh...........................  40    Vice President, Chief Financial Officer and
                                                     Secretary
James E. Billington........................  39    Senior Vice President, Operations
Dennis M. Smith, Jr., M.D..................  49    Executive Vice President of Genomic
                                                   Strategies and Medical Director
Stephen V. Fuller..........................  46    Senior Vice President, Human Resources
Michael J. Downs...........................  46    Chief Information Officer
Bruce C. Walton............................  41    Vice President, Sales and Marketing
Haywood D. Cochrane, Jr....................  52    Director
E. Martin Gibson...........................  62    Director
C. Arnold Renschler, M.D...................  59    Director
E. Roe Stamps, IV..........................  54    Director

     Messrs. New, Levin and Gibson are members of our acquisition committee. Messrs. Cochrane, Gibson and Renschler are members of our audit committee. Messrs. Gibson and Stamps are members of our compensation committee.

     James C. New has been the Chairman of the Board of Directors and Chief Executive Officer of AmeriPath since January 1996. From January 1996 to November 2000, Mr. New was also our President. Prior to joining AmeriPath, Mr. New served as President and Chief Executive Officer, and as a director of RehabClinics, Inc., one of the largest outpatient rehabilitation companies in the country, which he founded in 1991. RehabClinics completed its initial public offering in June 1992 and merged with NovaCare, Inc. in February 1994. Mr. New was President of NovaCare, Inc.'s Outpatient Division from 1994 to 1995. Prior to founding RehabClinics, Inc., he served as President of Greater Atlantic Health Service and Physicians Choice of Southeastern Pennsylvania, both HMOs. From 1993 through 1996, Mr. New was the Chairman of the Acquisition Committee and member of the Board of Directors of Pet Practice, Inc. From 1978 to 1985, Mr. New served in various executive positions at Textron, Inc. and Emerson Electric, Inc.

     Brian C. Carr has been President of AmeriPath since November 2000 and a Director of the Company since December 2000. Prior to joining AmeriPath, he served as Chief Executive Officer and a Director of Inform DX, which he co-founded in 1997. Prior to founding Inform DX in 1997, Mr. Carr spent 2 years at PhyCor, most recently serving as Director, Corporate Services, where he was responsible for activities related to acquisitions of multispecialty medical clinics. Prior to that, Mr. Carr spent seven years with Allied Clinical Laboratories, serving in five different positions, most recently as Vice President, General Manager of the Southwest Division. In the state of Texas, Mr. Carr is a certified public accountant and a certified management accountant.

     Alan Levin, M.D. has been Chief Operating Officer of AmeriPath since September of 1996. He first joined AmeriPath as a director and physician in June 1996 after the Company acquired Derrick and Associates ("Derrick"). Prior to joining AmeriPath, he served as director of Derrick from 1987 until the Company's acquisition of Derrick in 1996, as Treasurer from 1990 to 1994, and as President from 1994 until the Company's acquisition of Derrick in 1996. Dr. Levin has 19 years of experience as a pathologist and is board-certified in anatomic and clinical pathology. He has also served as the medical director of the inpatient pathology laboratory at Columbia Medical Center, Port St. Lucie Medical Centre, Florida from 1983 until 1997, and presently is the Chairman of that hospital's Board of Trustees.

     Gregory A. Marsh has served as the Vice President, Chief Financial Officer and Secretary of AmeriPath since February 2001. From August 1996 to February 2001, he served as Vice President, Corporate Controller of AmeriPath. Prior to joining AmeriPath, Mr. Marsh was the Director of Budgeting and Financial Analysis for Sensormatic Electronics Corporation from November 1991 to July 1996. From 1983 to October 1991, Mr. Marsh worked for Coopers & Lybrand in Pittsburgh, PA and South Florida. Mr. Marsh is a Certified Public Accountant in the State of Florida.

     James E. Billington has been the Senior Vice President of Operations of AmeriPath since November 2000. Mr. Billington joined AmeriPath when the Company acquired Inform DX in November 2000. Prior to this position, he was the co-founder, President, Chief Operating Officer and Chief Compliance Officer of Inform DX. Prior to founding Inform DX in 1997, Mr. Billington served as Vice President, Administration/Finance for LabCorp. In this capacity, he had operational and financial oversight for six operating regions with combined annual revenues of $532 million. Previously, Mr. Billington spent five years with Allied Clinical Laboratories, most recently serving as Assistant Vice President, Controller for the Texas Division. From 1984 to 1989, Mr. Billington served in various audit roles in the public accounting industry.

     Dennis M. Smith, Jr., M.D. has been the Executive Vice President of Genomic Strategies of AmeriPath since April 2000 and the Medical Director of AmeriPath since March 1999. From March 1999 to April 2000, Dr. Smith was a Senior Vice President of AmeriPath. Dr. Smith heads AmeriPath's genomic strategies. He also holds the position of Director of Laboratories at Memorial Hospital in Jacksonville. Currently, Dr. Smith chairs the Board of Trustees of the National Blood Foundation and serves as a director for the Florida-Georgia Blood Alliance, and Immucor, Inc. He is also a member of Vanderbilt University's School of Engineering's Committee of Visitors. Dr. Smith was previously President of the American Association of Blood Banks and Director and Executive Head of the American Red Cross Blood Services, Nashville Region.

     Stephen V. Fuller began his employment at AmeriPath as Vice President of Human Resources in November 1996, and was promoted to Senior Vice President of Human Resources in June 1999. Prior to joining AmeriPath, he held executive human resources positions at Miami Heart Institute, Delray Medical Center, Hialeah Hospital, South Miami Hospital, Highland Park General Hospital, and the University of Miami/Jackson Memorial Medical Center. Mr. Fuller has 23 years of experience in health care human resources, and is certified by the HR Certification Institute as a Senior Professional in Human Resources and certified by World at Work (formerly the American Compensation Association) as a Certified Compensation Professional. Mr. Fuller is an active member in the Society for Human Resources Management, and has served in a variety of leadership capacities, including Area II Board Member, Board Member of the HR Florida State Council, State Director for Florida, District Director for South Florida, and President of the Greater Miami Society for Human Resources Management.

     Michael J. Downs has been the Chief Information Officer of AmeriPath since March 2000 and has 18 years of information technology experience in laboratories, hospitals, and health care. Prior to joining AmeriPath, he held a management consulting position with Interim Healthcare, senior management positions with Corning Life Sciences/Quest Diagnostics, New York University Medical Center, American Express International Bank, and American Home Products' Wyeth-Ayerst Laboratory Division.

     Bruce C. Walton has served as the Vice President of Sales, Marketing, and Contracting since July 2000. He joined AmeriPath in July 1999 as National Director of Sales. Prior to that, he spent 15 years with C.R. Bard in various sales and management positions.

     Haywood D. Cochrane, Jr. has been a Director of the Company since August 2001. Mr. Cochrane serves as the Chief Executive Officer of CHD Meridian Corporate Healthcare ("CHD Meridian") in Nashville, Tennessee, and has since February 1997. Prior to joining CHD Meridian, Mr. Cochrane served as a consultant to LabCorp. From April 1995 to November 1996 he was Executive Vice President, Chief

Financial Officer and Treasurer of LabCorp. Mr. Cochrane was an employee of National Health Laboratories, Inc. ("NHL") from June 1994 to April 1995, following NHL's acquisition of his former employer, Allied Clinical Laboratories Inc. ("Allied"). Mr. Cochrane was President and Chief Executive Officer of Allied from its formation in 1989 until its acquisition by NHL in June 1994. Mr. Cochrane is currently a director at JDN Realty, Inc. and Sonus Corp., and TriPath Imaging, Inc., all publicly traded companies, as well as CHD Meridian.

     E. Martin Gibson has been a director of the Company since March 2001. Mr. Gibson retired from Corning, Incorporated in 1994 after a 32-year career, where his last position was Chairman and CEO of Corning Lab Services, Inc., the company's largest subsidiary from 1990 to 1999. He also served as a Corning Director for 11 years from 1983 to 1994. Mr. Gibson serves as a Director of The IT Group, Inc. (formerly known as International Technology Corporation), an environmental engineering and consulting firm, and Hardinge, Inc., a machine tool company.

     C. Arnold Renschler, M.D. has been a director of the Company since April 1997. Recently retired in May 2000, he had been Executive Vice President of Bergen Brunswig Corp. since April 1999. From December 1997 to April 1999, he was President and CEO of PharMerica, Inc. and a member of its Board of Directors. From June 1996 to November 1997, Dr. Renschler was President and Chief Executive Officer of Pharmacy Corporation of America, a division of Beverly Enterprises, Inc. From July 1981 to June 1996, he held various positions, including serving as a Director, President and Chief Operating Officer of Manor Care, Incorporated and as a Director, President and Chief Operating Officer and Chief Clinical Officer at NovaCare, Inc. He currently serves as a Director of two privately-held health care companies, Cora Health, Inc. and Elderport, Inc. Dr. Renschler is certified in pediatric medicine.

     E. Roe Stamps, IV has been a Director of the Company since February 1996, and was a Director of American Laboratory Associates from 1994 to 1996. Mr. Stamps has over 25 years experience in private equity investing. Prior to co-founding Summit Partners in 1984, Mr. Stamps was a General Partner at TA Associates, a Senior Investment Manager at First Chicago Investment Corporation, and an Associate with The Palmer Organization. He has served as a director of numerous private and public companies, including Boca Research, Inc. and Pediatrix Medical Group, Inc. He is also a past Director of the National Venture Capital Association.

                              CERTAIN TRANSACTIONS

     Pursuant to the Company's acquisition of Derrick in 1996, Dr. Levin received in exchange for his interest in Derrick a Subordinated Contingent Note in the maximum principal amount of $584,615. The Company paid $163,052, including interest, to Dr. Levin in 2000 with respect to the Contingent Note based upon operating earnings achieved in 1999.

     Pursuant to the Company's acquisition of Laboratory Physicians, Jacksonville ("LPJ") in 1997, Dr. Smith received in exchange for his interest in LPJ a Subordinated Contingent Note in the maximum principal amount of $1,420,000. The Company paid $171,052, including interest, to Dr. Smith in 2000 with respect to the Contingent Note based upon operating earnings achieved in 1999.

         PRINCIPAL STOCKHOLDERS AND BENEFICIAL OWNERSHIP OF MANAGEMENT

     Beneficial ownership is determined under the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned. The number of shares of common stock outstanding after this offering includes shares of common stock being offered and does not include the shares that are subject to the underwriters' over-allotment option. Unless otherwise indicated, the address for each listed stockholder is the same as AmeriPath. Unless otherwise indicated the following information is provided as of June 30, 2001 for each person known to the Company to be the beneficial owner of more than five percent of the Company's common stock and for the Company's current directors and executive officers.

                                                    SHARES OF COMMON STOCK
                                             BENEFICIALLY OWNED PRIOR TO OFFERING     PERCENTAGE OF SHARES
                                             -------------------------------------   BENEFICIALLY OWNED(2)
                                             NUMBER OF SHARES    NUMBER OF SHARES    ----------------------
                                               BENEFICIALLY         SUBJECT TO         BEFORE       AFTER
NAME OF BENEFICIAL OWNER(1)                      OWNED(2)           OPTIONS(3)        OFFERING     OFFERING
---------------------------                  -----------------   -----------------   -----------   --------
Wasatch Advisors, Inc.(4)..................      2,887,531                 --             11.5          9.8
T. Rowe Price Associates, Inc.(5)..........      2,050,200                 --              8.1          7.0
Dimensional Fund Advisors, Inc.(6).........      1,633,882                 --              6.5          5.6
James C. New(7)............................        275,218            266,211              1.1          0.9
Alan Levin, M.D.(8)........................          6,500                 --                *            *
Dennis M. Smith, Jr., M.D.(9)..............        215,576             22,800              0.9          0.7
Gregory A. Marsh(10).......................         10,500             10,500                *            *
Stephen V. Fuller(11)......................          3,200              3,200                *            *
Brian C. Carr(12)..........................         40,486                 --              0.2          0.1
E. Martin Gibson(13).......................             --                 --                *            *
C. Arnold Renschler(14)....................          8,000              6,000                *            *
Haywood D. Cochrane, Jr....................         10,041              1,928                *            *
E. Roe Stamps, IV(15)......................          2,000              2,000                *            *
James E. Billington(16)....................          9,881              1,205                *            *
Michael J. Downs(17).......................             --                 --                *            *
Bruce C. Walton(18)........................             --                 --                *            *
All directors and executive officers as a
  group (13 persons)(19)...................        581,402            313,844              2.3          1.9

---------------

  *  Less than one percent.
 (1) Unless otherwise indicated in the footnotes, the address of each of the beneficial owners identified as 7289 Garden Road, Suite 200, Rivera Beach, Florida 33404.
 (2) Based on 25,208,835 shares of Common Stock outstanding as of June 30, 2001. Pursuant to the rules of the Securities and Exchange Commission, shares of Common Stock which a person had the right to acquire within 60 days pursuant to the exercise of stock options or the conversion of a convertible security are deemed to be outstanding for the purpose of computing the percentage ownership of such person but are not deemed outstanding for the purpose of computing the percentage ownership of any other person.
 (3) Represents the number of shares subject to stock options or warrants which are exercisable or become exercisable within 60 days.
 (4) Represents shares beneficially owned by Wasatch Advisors, Inc. ("Wasatch"), as to which Wasatch has sole voting power with respect to 2,887,531 of such shares and sole dispositive power with respect to all such shares. The address of Wasatch is 150 Social Hall Avenue, Salt Lake City, Utah 84111. This disclosure of Wasatch's beneficial ownership is based solely upon information set forth in Wasatch's Schedule 13G dated June 11, 2001.
 (5) Represents shares beneficially owned by T. Rowe Price Associates, Inc. ("Price"), as to which Price has sole voting power with respect to 316,000 of such shares and sole dispositive power with respect to 2,050,200 such shares. The address of Price is 100 E. Pratt Street, Baltimore, Maryland 21202.

     This disclosure of Price's beneficial ownership is based solely upon information set forth in Price's Schedule 13G dated February 12, 2001.
 (6) Represents shares beneficially owned by Dimensional Fund Advisors, Inc. ("Dimensional"), as to which Dimensional has sole voting power with respect to 1,633,882 of such shares and sole dispositive power with respect to all such shares. The address of Dimensional is 1299 Ocean Avenue, 11th Floor, Santa Monica, California 90401. This disclosure of Dimensional's beneficial ownership is based solely upon information set forth in Price" Schedule 13G dated February 2, 2001.
 (7) Does not include 169,800 shares subject to presently unexercisable stock options.
 (8) Does not include 75,000 shares subject to presently unexercisable stock options.
 (9) Does not include 71,200 shares subject to presently unexercisable stock options.
(10) Does not include 59,200 shares subject to presently unexercisable stock options.
(11) Does not include 54,800 shares subject to presently unexercisable stock options.
(12) Does not include 200,000 shares subject to presently unexercisable stock options.
(13) Does not include 5,000 shares subject to presently unexercisable stock options.
(14) Does not include 14,000 shares subject to presently unexercisable stock options.
(15) Does not include 8,000 shares subject to presently unexercisable stock options.
(16) Does not include 75,000 shares subject to presently unexercisable stock options.
(17) Does not include 22,000 shares subject to presently unexercisable stock options.
(18) Does not include 34,000 shares subject to presently unexercisable stock options.
(19) Does not include 788,000 shares subject to presently unexercisable stock options.

                MATERIAL UNITED STATES FEDERAL TAX CONSEQUENCES

GENERAL

     The following is a general discussion of the material United States federal income and estate tax consequences of the ownership and disposition of our common stock. .This discussion is based on current law, which is subject to change, possibly with retroactive effect, or different interpretations. This discussion is limited to holders that hold shares of common stock as capital assets. Moreover, this discussion is for general information only and does not address all the tax consequences that may be relevant to you in light of your personal circumstances, nor does it discuss special tax provisions, which may apply to you if you relinquished United States citizenship or residence. This discussion does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state and local consequences that may be relevant to certain holders of common stock in light of their particular personal circumstances.

     EACH PROSPECTIVE PURCHASER OF COMMON STOCK IS ADVISED TO CONSULT A TAX ADVISOR WITH RESPECT TO CURRENT AND POSSIBLE FUTURE TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON STOCK AS WELL AS ANY TAX CONSEQUENCES THAT MAY ARISE UNDER THE LAWS OF ANY UNITED STATES STATE, MUNICIPALITY OR OTHER TAXING JURISDICTION.

UNITED STATES HOLDERS

     This subsection describes the tax consequences to a United States Holder of owning and disposing of the common stock. You are a United States Holder if you are a beneficial owner of shares of common stock and you are:

     - a citizen or resident of the United States. You will be deemed to be a resident if you are present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For these purposes all the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year are counted;

     - a corporation, partnership or other entity created or organized under the laws of the United States or political subdivision thereof;

     - an estate whose income is subject to United States federal income tax regardless of its source; or

     - a trust if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust.

     If you are not a United States holder, this section does not apply to you and you should refer to the section titled "Non-United States Holders" below.

  DIVIDENDS

     The amount of any distribution in respect of the common stock will be equal to the amount of cash and the fair market value of property distributed, on the date of distribution. Generally, distributions will be treated as a dividend, subject to tax as ordinary income, to the extent of our current or accumulated earnings and profits, then as a tax-free return of capital to the extent of a holder's tax basis in the common stock, and thereafter, as gain from the sale or exchange of the common stock, as described below. In general, a dividend distribution to a corporate holder will qualify for the 70% dividends-received deduction if the holder owns less than 20% of the voting power and value of our outstanding stock (other than any non-voting, non-convertible, non-participating preferred stock). A corporate United States Holder that owns 20% or more of the voting power and value of our stock (other than any non-voting, non-convertible, non-participating preferred stock) generally will qualify for an 80% dividends received deduction. The dividends received deduction is subject to certain holding period, taxable income, and other limitations.

United States Holders that are corporations should consult their own tax advisors regarding the availability of the dividends received deduction to them in light of their particular factual circumstances.

  SALE OR EXCHANGE OF COMMON STOCK

     Upon the sale or exchange of shares of common stock, you will generally recognize gain or loss equal to the difference between (i) the amount of cash proceeds and the fair market value of any property you receive on the sale or exchange, and (ii) your adjusted federal income tax basis in the common stock. Such gain or loss will generally constitute capital gain or loss and will be long-term capital gain or loss if you have held the common stock for longer than one year. Non-corporate taxpayers are generally subject to a maximum regular federal income tax rate of 20% on net long-term capital gains, and 18% in the case of property acquired after December 31, 2000 and held for over five years. The deductibility of capital losses is subject to certain limitations. United States Holders are urged to consult their own tax advisors with respect to the rate of taxation of capital gains and the ability to deduct capital losses.

  BACKUP WITHHOLDING AND INFORMATION REPORTING

     In general, information reporting requirements will apply to dividends paid with respect to the common stock and to the proceeds of the sale or exchange of the common stock by you (unless you are an exempt recipient such as a corporation). A backup withholding tax at a rate not to exceed 31% will apply to such payments if you fail to file a Form W-9 or a substitute Form W-9, and therefore fail either to provide a taxpayer identification number, furnish an incorrect taxpayer identification number, fail to certify foreign or other exempt status from backup withholding or fail to report in full dividend and interest income.

     Backup withholding is not an additional tax. Any amounts withheld from a payment to you under the backup withholding rules will be allowed as a credit against your United States federal income tax liability and may entitle you to a refund, provided that the required information is furnished in a timely manner to the Internal Revenue Service.

NON-UNITED STATES HOLDERS

     A "non-United States Holder" is a beneficial owner of common stock that is not a United States Holder. This subsection describes the tax consequences to non-United States Holders of owning and disposing of the common stock.

  DIVIDENDS

     If dividends are paid, as a non-United States Holder, you will be subject to withholding of United States federal income tax at a 30% rate or a lower rate as may be specified by an applicable income tax treaty. To claim the benefit of a lower rate under an income tax treaty, you must properly file with the payor an Internal Revenue Service Form W-8BEN, or successor form, claiming an exemption from or reduction in withholding under the applicable tax treaty. In addition, where dividends are paid to a non-United States Holder that is a partnership or other pass through entity, persons holding an interest in the entity may need to provide certification claiming an exemption or reduction in withholding under the applicable treaty.

     If dividends are considered effectively connected with the conduct of a trade or business by you within the United States and, where a tax treaty applies, are attributable to a United States permanent establishment of yours, those dividends will not be subject to withholding tax, but instead will be subject to United States federal income tax on a net basis at applicable graduated individual or corporate rates, provided an Internal Revenue Service Form W-8ECI, or successor form, is filed with the payor. If you are a foreign corporation, any effectively connected dividends may, under certain circumstances, be subject to an additional "branch profits tax" at a rate of 30% or a lower rate as may be specified by an applicable income tax treaty.

     You must comply with the certification procedures described above, or, in the case of payments made outside the United States with respect to an offshore account, certain documentary evidence procedures, directly or under certain circumstances through an intermediary, to obtain the benefits of a reduced rate under an income tax treaty with respect to dividends paid with respect to your common stock. In addition, if you are required to provide an Internal Revenue Service Form W-8ECI or successor form, as discussed above, you must also provide your tax identification number.

     If you are eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

  GAIN ON DISPOSITION OF COMMON STOCK

     As a non-United States Holder, you generally will not be subject to United States federal income tax on any gain recognized on the sale or other disposition of common stock unless:

          1. the gain is considered effectively connected with the conduct of a trade or business by you within the United States and, where a tax treaty applies, is attributable to a United States permanent establishment of yours (and, in which case, if you are a foreign corporation, you may be subject to an additional branch profits tax equal to 30% or a lower rate as may be specified by an applicable income tax treaty).

          2. you are an individual who holds the common stock as a capital asset and are present in the United States for 183 or more days in the taxable year of the sale or other disposition and other conditions are met; or

          3. we are or have been a "United States real property holding corporation," or a USRPHC, for United States federal income tax purposes. We believe that we are not currently, and are not likely not to become, a USRPHC. If we were to become a USRPHC, then gain on the sale or other disposition of common stock by you generally would not be subject to United States federal income tax provided:

             a. the common stock was "regularly traded on an established securities market" within the meaning of Section 897(c)(3); and

             b. you do not actually or constructively own more than 5% of the common stock during the shorter of the five-year period preceding the disposition or your holding period.

  BACKUP WITHHOLDING AND INFORMATION REPORTING

     We must report annually to the Internal Revenue Service and to each of you the amount of dividends paid to you and the tax withheld with respect to those dividends, regardless of whether withholding was required. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty or other applicable agreements.

     Backup withholding is generally imposed at a rate not to exceed 31% on certain payments to persons that fail to furnish the necessary identifying information to the payor. You generally will be subject to backup withholding tax with respect to dividends paid on your common stock at a rate not to exceed 31% rate unless you certify your non-United States status.

     The payment of proceeds of a sale of common stock effected by or through a United States office of a broker is subject to both backup withholding and information reporting unless you provide the payor with your name and address and you certify your non-United States status or you otherwise establish an exemption. In general, backup withholding and information reporting will not apply to the payment of the proceeds of a sale of common stock by or through a foreign office of a broker. If, however, such broker is, for United States federal income tax purposes, a United States person, a controlled foreign corporation, a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, or, a foreign partnership that at any time during its tax year either is engaged in the conduct of a trade or business in the United States or has as partners one or more United States persons that, in the aggregate, hold more than 50% of the income or capital interest in the partnership, such payments will be subject to information reporting, but not backup withholding, unless such broker has documentary evidence in its records that you are a non-United States Holder and certain other conditions are met or you otherwise establish an exemption.

     Backup withholding is not an additional tax. Any amounts withheld from a payment to you under the backup withholding rules will be allowed as a credit against your United States federal income tax liability and may entitle you to a refund, provided that the required information is furnished in a timely manner to the Internal Revenue Service.

FEDERAL ESTATE TAX

     If you are an individual, common stock held at the time of your death will be included in your gross estate for United States federal estate tax purposes, and may be subject to United States federal estate tax, unless an applicable estate tax treaty provides otherwise. Recently enacted United States federal tax legislation provides for reductions in United States federal estate tax through 2009 and the elimination of such estate tax entirely in 2010, so that the estate tax generally has been repealed for decedents dying in 2010. Unless extended by new legislation, however, the repeal expires and the estate tax is reinstated beginning January 1, 2011.

                                  UNDERWRITING

     Salomon Smith Barney Inc. is acting as sole bookrunning lead manager of this offering and, together with Credit Suisse First Boston Corporation, U.S. Bancorp Piper Jaffray Inc. and First Union Securities, Inc., are acting as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter's name.

                                                               NUMBER
                        UNDERWRITER                           OF SHARES
                        -----------                           ---------
Salomon Smith Barney Inc....................................
Credit Suisse First Boston Corporation......................
U.S. Bancorp Piper Jaffray Inc..............................
First Union Securities, Inc.................................
                                                              ---------
  Total.....................................................  4,125,000
                                                              =========

     The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

     The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to dealers at the public offering price less a concession not
to exceed $               per share. The underwriters may allow, and dealers may
reallow, a concession not to exceed $               per share on sales to other
dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms.

     We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 618,750 additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter's initial purchase commitment.

     We, our executive officers, directors, and some of our other stockholders, including with respect to substantially all shares of our common stock currently held by former institutional shareholders of Inform DX, will be subject to restrictions providing that, until 90 days from the date of this prospectus, we and they will not, without the prior written consent of Salomon Smith Barney, dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock, except that we may issue shares of our common stock (1) pursuant to any of our employee stock option plans, stock ownership plans or dividend reinvestment plans in effect at the time the underwriting agreement is executed, (2) issuable upon the conversion of securities or the exercise of warrants outstanding at the time the underwriting agreement is executed or the satisfaction of contingencies under contingent obligations to issue shares of our common stock in effect at the time the underwriting agreement is executed and (3) in connection with acquisitions provided that the recipients of shares of our common stock issued in connection with acquisitions are bound by transfer restrictions no less restrictive than those by which we are bound. In addition, CSFB Cayman International, LDC, one of our stockholders, has agreed that, until November 30, 2001, it will not, without the prior written consent of Salomon Smith Barney, dispose of or hedge (other than to maintain any existing hedge position) any shares of our common stock or any securities convertible into or exchangeable for our common stock. CSFB Cayman International, LDC holds 557,016 shares of our common stock and has sold 557,016 shares of our common stock short. CSFB Cayman International, LDC, is an affiliate of Credit Suisse First Boston Corporation, one of the representatives. Salomon Smith Barney in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

     The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

                                                                   PAID BY AMERIPATH
                                                              ---------------------------
                                                              NO EXERCISE   FULL EXERCISE
                                                              -----------   -------------
Per share...................................................    $              $
Total.......................................................    $              $

     In connection with the offering, Salomon Smith Barney, on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. "Covered" short sales are sales of shares made in an amount up to the number of shares represented by the underwriters' over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make "naked" short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. The naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

     The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney repurchases shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

     Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the Nasdaq National Market or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

     In addition, in connection with this offering, some of the underwriters (and selling group members) may engage in passive market making transactions in the common stock on the Nasdaq National Market, prior to the pricing and completion of the offering. Passive market making consists of displaying bids on the Nasdaq National Market no higher than the bid prices of independent market maker and making purchases at prices no higher than those independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the common stock during a specified period and must be discontinued when that limit is reached. Passive market making may cause the price of the common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. If the underwriters commence passive market making transactions, they may discontinue them at any time.

     We estimate that our portion of the total expenses of this offering will be $875,000.

     The underwriters have performed investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. We intend to use the proceeds of this offering to repay existing indebtedness under our credit facility. Because more than 10% of the proceeds from this offering will be paid to affiliates of Salomon Smith Barney Inc., Credit Suisse First Boston Corporation, U.S. Bancorp Piper Jaffray Inc. and First Union Securities, Inc., who are lenders under our credit facility, this offering is being conducted in compliance with Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers. An affiliate of Credit Suisse First Boston Corporation owns 557,016 shares of our common stock.


     First Union Securities, Inc., one of the underwriters, is an indirect, wholly-owned subsidiary of Wachovia Corporation. Wachovia Corporation conducts its investment banking, institutional, and capital markets businesses through its various bank, broker-dealer and nonbank subsidiaries (including First Union Securities, Inc.) under the trade name of Wachovia Securities. Any references to Wachovia Securities in this prospectus, however, do not include Wachovia Securities, Inc., member NASD/SIPC and a separate broker-dealer subsidiary of Wachovia Corporation and an affiliate of First Union Securities, Inc., which may or may not be participating as a selling dealer in the distribution of the securities offered by this prospectus.


     A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

                                 LEGAL MATTERS

     Alston & Bird LLP, Atlanta, Georgia, will pass upon the validity of the Common Stock offered in this offering and certain other legal matters on behalf of AmeriPath. Sidley Austin Brown & Wood, Chicago, Illinois, special health care regulatory counsel for AmeriPath, will pass upon certain regulatory matters on behalf of AmeriPath. Cravath, Swaine & Moore, New York, New York will pass upon certain legal matters in connection with this offering on behalf of the underwriters.

                                    EXPERTS

     The financial statements of AmeriPath, Inc. and its consolidated subsidiaries, as of December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000, except the financial statements of Pathology Consultants of America, Inc. (d/b/a "Inform DX") as of December 31, 1999 and for the years ended December 31, 1999 and 1998, included in this prospectus have been audited by Deloitte & Touche LLP as stated in their report included herein. The financial statements of Inform DX as of December 31, 1999 and for the two year period then ended consolidated with those of AmeriPath, Inc. and not presented separately herein have been audited by Ernst & Young, LLP as stated in their report included herein. Such financial statements of the Company and its consolidated subsidiaries are included herein in reliance upon the respective reports of such firms given upon their authority as experts in accounting and auditing. All of the foregoing firms are independent auditors.

                      WHERE YOU CAN FIND MORE INFORMATION

     We are subject to the reporting requirements of the Securities Exchange Act of 1934 and in accordance with its requirements file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. These reports, proxy statements and other information may be obtained:

     - At the public reference room of the Commission, Room 1024 -- Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549;

     - At the public reference facilities at the Commission's regional office located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661;

     - From the Commission, Public Reference Room, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549;

     - At the offices of The Nasdaq Stock Market, Inc., Reports Section, 1735 K Street, N.W., Washington, D.C. 20006; or

     - From the internet site maintained by the Commission at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers, including us, that file electronically with the Commission.

     Some locations may charge prescribed rates or modest fees for copies. For more information on the public reference room, call the Commission at 1-800-SEC-0330.

     We filed with the Securities and Exchange Commission a registration statement on Form S-3 (which contains this prospectus) under the Securities Act of 1933, as amended, to register with the Securities and Exchange Commission the shares of our common stock offered by this prospectus. This prospectus does not contain all the information you can find in the registration statement or the exhibits and schedules to the registration statement. For further information with respect to us, and our common stock, please refer to the registration statement, including the exhibits and schedules. You may inspect and copy the registration statement, including the exhibits and schedules, as described above.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Securities and Exchange Commission allows us to "incorporate by reference" the information that we file with them in other documents, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the Securities and Exchange Commission will automatically update and supersede this information. This prospectus incorporates by reference the documents listed below and all future documents filed with the Securities and Exchange Commission under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until the termination of the offering to which this prospectus relates:

     - Current Report on Form 8-K, filed March 6, 2001;

     - Current Report on Form 8-K, filed April 6, 2001;

     - Current Report on Form 8-K, filed August 8, 2001;

     - Current Report on Form 8-K, filed September 18, 2001;


     - Current Report on Form 8-K, filed September 24, 2001;

     - Annual Report on Form 10-K for the year ended December 31, 2000, filed April 2, 2001, including those portions of our proxy statement for our 2001 annual meeting of stockholders that are incorporated into the Form 10-K by reference;

     - Amendment No. 1 on Form 10-K/A to the Annual Report on Form 10-K for the year ended December 31, 2000, filed August 8, 2001;


     - Amendment No. 2 on Form 10-K/A to the Annual Report on Form 10-K for the year ended December 31, 2000, filed October 19, 2001;


     - Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2001, filed May 15, 2001;


     - Amendment No. 1 on Form 10-Q/A to the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2001, filed October 19, 2001;


     - Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2001, filed August 14, 2001;

     - The description of common stock set forth in our Registration Statement on Form 8-A, as filed on September 23, 1997 with the SEC pursuant to
       Section 12 of the Exchange Act, and any amendment or report filed for the purpose of updating such description; and

     - The description of rights to purchase Series A Junior Participating Preferred Stock set forth in our Registration Statement on Form 8-A, as filed on April 16, 1999 with the SEC pursuant to Section 12 of the Exchange Act, and any amendment or report filed for the purpose of updating such description.

     On written or oral request, we will provide at no cost to each person who receives a copy of this prospectus, a copy of any or all of the documents incorporated in this prospectus by reference. We will not provide exhibits to any of the documents listed above, however, unless those exhibits are specifically incorporated by reference into those documents. You should direct your request to the Secretary of AmeriPath, 7289 Garden Road, Suite 200, Riviera Beach, Florida 33404, telephone number (561) 845-1850.

     You should rely only on the information that we incorporate by reference or provide in this prospectus or any supplement. You should consider any statement contained in a document incorporated or considered incorporated by reference into this prospectus to be modified or superseded to the extent that a statement contained in this prospectus, or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference in this prospectus, modifies or conflicts with the earlier statement. You should not consider any statement modified or superseded, except as so modified or superseded, to constitute a part of this prospectus. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

                                AMERIPATH, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Condensed Consolidated Balance Sheets as of June 30, 2001
  and December 31, 2000, (Unaudited)........................   F-2
Condensed Consolidated Statements of Operations for the
  Three and Six Months Ended June 30, 2001 and 2000
  (Unaudited)...............................................   F-3
Condensed Consolidated Statements of Cash Flows for the Six
  Months Ended June 30, 2001 and 2000 (Unaudited)...........   F-4
Notes to Condensed Consolidated Financial Statements
  (Unaudited)...............................................   F-5
AUDITED:
Independent Auditors' Reports...............................  F-12
Consolidated Balance Sheets as of December 31, 1999 and
  2000......................................................  F-14
Consolidated Statements of Operations for the Years Ended
  December 31, 1998, 1999 and 2000..........................  F-15
Consolidated Statements of Redeemable Preferred Stock and
  Common Stockholders' Equity for the Years Ended December
  31, 1998, 1999 and 2000...................................  F-16
Consolidated Statements of Cash Flows for the Years Ended
  December 31, 1998, 1999 and 2000..........................  F-17
Notes to Consolidated Financial Statements..................  F-18

                        AMERIPATH, INC. AND SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCE SHEETS

                                                              JUNE 30,   DECEMBER 31,
                                                                2001         2000
                                                              --------   ------------
                                                                  (IN THOUSANDS)
                                                                    (UNAUDITED)
                                       ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................  $  2,489     $  2,418
  Accounts receivable, net..................................    82,240       70,939
  Inventories...............................................     1,396        1,406
  Other current assets......................................    10,666       11,446
                                                              --------     --------
          Total current assets..............................    96,791       86,209
                                                              --------     --------
PROPERTY AND EQUIPMENT, NET.................................    24,604       23,580
                                                              --------     --------
OTHER ASSETS:
  Goodwill, net.............................................   196,688      177,263
  Identifiable intangibles, net.............................   263,204      268,627
  Other.....................................................     6,587        6,487
                                                              --------     --------
          Total other assets................................   466,479      452,377
                                                              --------     --------
          TOTAL ASSETS......................................  $587,874     $562,166
                                                              ========     ========

                        LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable and accrued expenses.....................  $ 34,073     $ 35,712
  Current portion of long-term debt.........................       512        1,055
  Other current liabilities.................................    10,226        8,627
                                                              --------     --------
          Total current liabilities.........................    44,811       45,394
                                                              --------     --------
LONG-TERM LIABILITIES:
  Revolving loan............................................   209,000      197,216
  Long-term debt............................................     3,232        3,476
  Other liabilities.........................................     7,970        2,369
  Deferred tax liability....................................    61,446       64,046
                                                              --------     --------
          Total liabilities.................................   326,459      312,501
                                                              --------     --------
STOCKHOLDERS' EQUITY:
  Common stock..............................................       252          247
  Additional paid-in capital................................   191,103      188,050
  Accumulated other comprehensive loss......................    (3,696)          --
  Retained earnings.........................................    73,756       61,368
                                                              --------     --------
          Total stockholders' equity........................   261,415      249,665
                                                              --------     --------
          TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY........  $587,874     $562,166
                                                              ========     ========

                     The accompanying notes are an integral
      part of these unaudited condensed consolidated financial statements.

                        AMERIPATH, INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                                         THREE MONTHS ENDED    SIX MONTHS ENDED
                                                              JUNE 30,             JUNE 30,
                                                         ------------------   -------------------
                                                           2001      2000       2001       2000
                                                         --------   -------   --------   --------
                                                         (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                                                       (UNAUDITED)
NET REVENUES:
  Net patient service revenue..........................  $ 97,335   $74,372   $189,059   $143,260
  Net management service revenue.......................     7,717     6,562     14,738     12,717
                                                         --------   -------   --------   --------
          Total net revenues...........................   105,052    80,934    203,797    155,977
                                                         --------   -------   --------   --------
OPERATING COSTS AND EXPENSES:
COST OF SERVICES:
  Net patient service revenue..........................    44,189    34,244     87,777     67,028
  Net management service revenue.......................     5,201     4,582     10,045      8,748
                                                         --------   -------   --------   --------
          Total cost of services.......................    49,390    38,826     97,822     75,776
Selling, general and administrative expenses...........    18,168    14,285     35,386     27,426
Provision for doubtful accounts........................    12,548     8,349     23,206     15,452
Amortization expense...................................     4,654     3,897      9,180      7,734
Asset impairment and related charges...................        --     5,245         --      5,245
Merger-related charges.................................        --        --      7,103         --
                                                         --------   -------   --------   --------
          Total operating costs and expenses...........    84,760    70,602    172,697    131,633
                                                         --------   -------   --------   --------
INCOME FROM OPERATIONS.................................    20,292    10,332     31,100     24,344
                                                         --------   -------   --------   --------
OTHER INCOME (EXPENSE):
  Interest expense.....................................    (4,695)   (3,558)    (9,437)    (6,976)
  Other, net...........................................       120        50        144        113
                                                         --------   -------   --------   --------
          Total other expense..........................    (4,575)   (3,508)    (9,293)    (6,863)
                                                         --------   -------   --------   --------
INCOME BEFORE INCOME TAXES.............................    15,717     6,824     21,807     17,481
PROVISION FOR INCOME TAXES.............................     6,570     3,852      9,419      8,411
                                                         --------   -------   --------   --------
NET INCOME.............................................     9,147     2,972     12,388      9,070
Induced conversion and accretion of redeemable
  preferred stock......................................        --    (1,570)        --     (1,604)
                                                         --------   -------   --------   --------
NET INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS.........  $  9,147   $ 1,402   $ 12,388   $  7,466
                                                         ========   =======   ========   ========
BASIC EARNINGS PER COMMON SHARE:
  Basic earnings per common share......................  $   0.36   $  0.06   $   0.50   $   0.33
                                                         ========   =======   ========   ========
  Basic weighted average shares outstanding............    25,092    22,873     24,951     22,575
                                                         ========   =======   ========   ========
DILUTED EARNINGS PER COMMON SHARE:
  Diluted earnings per common share....................  $   0.35   $  0.06   $   0.48   $   0.32
                                                         ========   =======   ========   ========
  Diluted weighted average shares outstanding..........    26,139    23,381     26,065     23,100
                                                         ========   =======   ========   ========

                  The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

                        AMERIPATH, INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                               SIX MONTHS ENDED
                                                                   JUNE 30,
                                                              -------------------
                                                                2001       2000
                                                              --------   --------
                                                                (IN THOUSANDS)
                                                                  (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income..................................................  $ 12,388   $  9,070
Adjustments to reconcile net income to net cash provided by
  operating activities:
Depreciation and amortization...............................    12,497     10,137
Loss on disposal of assets..................................       (38)         9
Deferred income taxes.......................................    (2,600)    (2,150)
Provision for doubtful accounts.............................    23,206     15,452
Asset impairment and related charges........................        --      5,245
Merger-related charges......................................     7,103         --
Changes in assets and liabilities (net of effects of
  acquisitions):
  Increase in accounts receivable...........................   (34,507)   (20,559)
  Decrease in inventories...................................        10        107
  Decrease in other current assets..........................       743        618
  (Increase)/decrease in other assets.......................      (239)        81
  Increase in accounts payable and accrued expenses.........       326       (185)
Pooling merger-related charges paid.........................    (3,099)        --
                                                              --------   --------
          Net cash provided by operating activities.........    15,790     17,825
                                                              --------   --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Acquisition of property and equipment.....................    (4,591)    (3,828)
  Merger-related charges paid...............................      (402)      (112)
  Cash paid for acquisitions and acquisition costs, net of
     cash acquired..........................................      (164)      (507)
  Payments of contingent notes..............................   (23,781)   (16,247)
                                                              --------   --------
          Net cash used in investing activities.............   (28,938)   (20,694)
                                                              --------   --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from exercise of stock options and warrants......     2,235        106
  Debt issuance costs.......................................       (94)       (70)
  Principal payments on long-term debt......................      (706)      (415)
  Net borrowings under revolving loan.......................    11,784      8,775
                                                              --------   --------
          Net cash provided by financing activities.........    13,219      8,396
                                                              --------   --------
INCREASE IN CASH AND CASH EQUIVALENTS.......................        71      5,527
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD..............     2,418      1,713
                                                              --------   --------
CASH AND CASH EQUIVALENTS, END OF PERIOD....................  $  2,489   $  7,240
                                                              ========   ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the period for:
  Interest..................................................  $  9,515   $  6,932
  Income taxes..............................................  $ 10,798   $ 12,466
Contingent stock issued.....................................  $    822         --

                     The accompanying notes are an integral
      part of these unaudited condensed consolidated financial statements.

                        AMERIPATH, INC. AND SUBSIDIARIES

                          NOTES TO UNAUDITED CONDENSED
                       CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- BASIS OF PRESENTATION

     The accompanying unaudited condensed consolidated financial statements, which include the accounts of AmeriPath, Inc. and its subsidiaries (collectively, "AmeriPath" or the "Company"), have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP") for interim financial reporting and the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, the financial statements do not include all of the information and notes required by GAAP for complete financial statements. In the opinion of management, such interim financial statements contain all adjustments (consisting of normal recurring items) considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the interim periods presented. The results of operations and cash flows for any interim periods are not necessarily indicative of results which may be reported for the full year. On November 30, 2000, the Company acquired Pathology Consultants of America, Inc., d/b/a Inform DX ("Inform DX"). In connection with the acquisition, the Company issued approximately 2.6 million shares of common stock in exchange for all the outstanding common stock of Inform DX. In addition, the Company assumed certain obligations to issue shares of common stock pursuant to outstanding Inform DX stock options and warrants. This transaction was accounted for as a pooling of interests. All prior year information has been restated to reflect the acquisition of Inform DX.

     The accompanying unaudited interim financial statements should be read in conjunction with the audited consolidated financial statements, and the notes thereto, included elsewhere in this prospectus.

     In order to maintain consistency and comparability between periods presented, certain amounts have been reclassified in order to conform with the financial statement presentation of the current period.

RECENT ACCOUNTING PRONOUNCEMENTS

     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 ("SAB 101"), Revenue Recognition in Financial Statements, which provided the staff's views in applying GAAP to selected revenue recognition issues. In June 2000, SAB 101 was amended by SAB 101B, which delayed the implementation of SAB 101 until no later than the fourth fiscal quarter of fiscal years beginning after December 15, 1999. The Company adopted SAB 101 in the fourth quarter of 2000. The adoption of the provisions of SAB 101 did not have a material impact on the Company's financial position or results of operations.

     In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," ("SFAS 133") and in June 1999, the FASB issued Statement of Financial Accounting Standards No. 137 "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133," which delayed the effective date the Company is required to adopt SFAS 133 until its fiscal year 2001. In June 2000, the FASB issued Statement of Financial Accounting Standards No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities -- an Amendment to FASB Statement No. 133." This statement amended certain provisions of SFAS 133. SFAS 133 requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The Company does not enter into derivative financial instruments for trading purposes. The adoption of SFAS 133 did not result in a cumulative effect adjustment being recorded to net income for the change in accounting. However, the

                        AMERIPATH, INC. AND SUBSIDIARIES

                          NOTES TO UNAUDITED CONDENSED
                CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

Company recorded a transition adjustment of approximately $3.0 million (net of tax of $2.0 million) in accumulated other comprehensive loss on January 1, 2001. See Notes 9 and 10 to the unaudited condensed consolidated financial statements.

     In September 2000, FASB issued Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" ("SFAS 140"). SFAS 140 is a replacement of Statement of Financial Accounting Standards No. 125. SFAS 140 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishment of liabilities occurring after March 31, 2001. The Company has evaluated this standard and has concluded that the provisions of SFAS 140 will not have a significant effect on the financial condition or results of operations of the Company.

     In July 2001, FASB issued Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS 141"). SFAS 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method. The Company does not believe that the adoption of SFAS 141 will have a significant impact on its financial statements.

     In July 2001, the FASB issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), which is effective January 1, 2002. SFAS 142 requires, among other things, the discontinuance of goodwill amortization. In addition, the standard includes provisions for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and the identification of reporting units for purposes of assessing potential future impairments of goodwill. SFAS 142 also requires the Company to complete a transitional goodwill impairment test six months from the date of adoption. The Company is currently assessing but has not yet determined the impact of SFAS 142 on its financial position and results of operations.

NOTE 2 -- ACQUISITIONS

     There were no acquisitions made in the first six months of 2001.

     The accompanying unaudited financial statements include the results of operations of the Company's 2000 acquisitions from the date acquired through June 30, 2001. The allocation of the purchase price of some of the acquisitions occurring in the latter half of 2000 are preliminary, while the Company continues to obtain the information necessary to determine the fair value of the assets acquired and liabilities assumed. When the Company obtains such final information, management believes that adjustments, if any, will not be material in relation to the consolidated financial statements.

     The following unaudited pro forma information presents the consolidated results of the Company's operations and the results of operations of the acquisitions for the six months ended June 30, 2000, after giving effect to amortization of goodwill and identifiable intangible assets, interest expense on debt incurred in connection with these acquisitions, and the reduced level of certain specific operating expenses (primarily compensation and related expenses attributable to former owners) as if the acquisitions had been consummated on January 1, 2000. Such unaudited pro forma information is based on historical financial information with respect to the acquisitions and does not include operational or other changes which might have been effected by the Company.

     The unaudited pro forma information for the six months ended June 30, 2000 presented below is for illustrative information purposes only and is not indicative of results which would have been achieved or results which may be achieved in the future. There is no pro forma information presented for the six

                        AMERIPATH, INC. AND SUBSIDIARIES

                          NOTES TO UNAUDITED CONDENSED
                CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

months ended June 30, 2001, since there were no acquisitions made during the first six months of 2001. These amounts are in thousands, except per share amounts.

                                                                 PRO FORMA
                                                              SIX MONTHS ENDED
                                                               JUNE 30, 2000
                                                              ----------------
                                                                (UNAUDITED)
Net revenues................................................      $176,134
                                                                  ========
Net income attributable to common stockholders..............      $  8,806
                                                                  ========
Diluted earnings per common share...........................      $   0.33
                                                                  ========

NOTE 3 -- INTANGIBLE ASSETS

     Intangible assets and the related accumulated amortization and amortization periods are set forth below (dollars in thousands):

                                                                             JUNE 30, 2001
                                                                              AMORTIZATION
                                                                                PERIODS
                                                                                (YEARS)
                                                                            ----------------
                                                  JUNE 30,   DECEMBER 31,           WEIGHTED
                                                    2001         2000       RANGE   AVERAGE
                                                  --------   ------------   -----   --------
Hospital contracts..............................  $211,738     $211,738     25-40     31.5
Physician client lists..........................    71,447       71,447     10-30     19.9
Laboratory contracts............................     4,543        4,543        10     10.0
Management service agreement....................    11,379       11,214        25     25.0
                                                  --------     --------
                                                   299,107      298,942
Accumulated amortization........................   (35,903)     (30,315)
                                                  --------     --------
Identifiable intangibles, net...................  $263,204     $268,627
                                                  ========     ========
Goodwill........................................  $216,247     $193,231     10-35     29.2
Accumulated amortization........................   (19,559)     (15,968)
                                                  --------     --------
Goodwill, net...................................  $196,688     $177,263
                                                  ========     ========

     The weighted average amortization period for identifiable intangible assets and goodwill is 27.7 years.

NOTE 4 -- MERGER-RELATED CHARGES

     In connection with the Inform DX merger and other previous acquisitions, the Company has recorded reserves for transaction costs, employee-related costs (including severance agreement payouts) and various exit costs associated with the consolidation of certain operations, including the elimination of duplicate facilities and certain exit and restructuring costs. During the first quarter of 2001, the Company recorded merger-related costs totaling $7.1 million related to the Inform DX merger. As part of the Inform DX acquisition, the Company is closing or consolidating certain facilities.

                        AMERIPATH, INC. AND SUBSIDIARIES

                          NOTES TO UNAUDITED CONDENSED
                CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     A reconciliation of the activity for the six months ended June 30, 2001 with respect to the merger-related reserves is as follows:

                                                        BALANCE      STATEMENT OF              BALANCE
                                                      DECEMBER 31,    OPERATIONS               JUNE 30,
                                                          2000         CHARGES      PAYMENTS     2001
                                                      ------------   ------------   --------   --------
Transaction costs...................................    $ 1,726         $2,863      $(2,242)   $ 2,347
Employee termination costs..........................      1,417          4,240       (1,090)     4,567
Lease commitments...................................      2,128             --         (169)     1,959
Other exit costs....................................        263             --           --        263
                                                        -------         ------      -------    -------
          Total.....................................      5,534         $7,103      $(3,501)     9,136
                                                                        ======      =======
Less: portion included in current liabilities.......     (3,165)                                (4,862)
                                                        -------                                -------
          Total included in other liabilities.......    $ 2,369                                $ 4,274
                                                        =======                                =======

NOTE 5 -- MARKETABLE SECURITIES

     The Company accounts for investments in certain debt and equity securities under the provisions of Statement of Financial Accounting Standards No. 115 ("SFAS No. 115"), "Accounting for Certain Debt and Equity Securities". Under SFAS No. 115, the Company must classify its debt and marketable equity securities in one of three categories: trading, available-for-sale, or held-to-maturity.

     In September 2000, the Company made a $1 million investment in Genomics Collaborative, Inc ("GCI") for which it received 333,333 shares of Series D Preferred Stock, par value $0.01. The shares of GCI Series D Preferred Stock are convertible into shares of GCI common stock on a one-for-one basis and are redeemable after 2005 at $3.00 per share at the option of the holder. GCI is a privately held, start-up company, which has a history of operating losses. As of June 30, 2001, it appears that GCI has sufficient cash to fund operations for the next twelve months. In the event that they are unable to become profitable and/or raise additional funding, it could result in an impairment of our investment. This available for sale security is recorded at its estimated fair value, which approximates cost, and is classified as other assets on the Company's balance sheet. At June 30, 2001, there were no unrealized gains or losses associated with this investment.

NOTE 6 -- COMMITMENTS AND CONTINGENCIES

     Liability Insurance. The Company is insured with respect to general liability on an occurrence basis and medical malpractice risks on a claims made basis. The Company records an estimate of its liabilities for claims incurred but not reported. Such liabilities are not discounted. Effective July 1, 2000, the Company changed its medical malpractice carrier and the Company is currently in a dispute with its former insurance carrier on an issue related to the applicability of surplus insurance coverage. The Company believes that an unfavorable resolution, if any, of such dispute would not have a material adverse effect on the Company's financial position or results of operations.

     Healthcare Regulatory Environment and Reliance on Government Programs. The health care industry in general, and the services that the Company provides, are subject to extensive federal and state laws and regulations. Additionally, a significant portion of the Company's net revenue is from payments by government-sponsored health care programs, principally Medicare and Medicaid, and is subject to audit and adjustments by applicable regulatory agencies. Failure to comply with any of these laws or regulations, the results of increased regulatory audits and adjustments, or changes in the interpretation of the coding of services or the amounts payable for the Company's services under these programs could have a material

                        AMERIPATH, INC. AND SUBSIDIARIES

                          NOTES TO UNAUDITED CONDENSED
                CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

adverse effect on the Company's financial position and results of operations. The Company's operations are continuously subject to review and inspection by regulatory authorities.

     Internal Revenue Service Examination. The Internal Revenue Service ("IRS") conducted an examination of the Company's federal income tax returns for the tax years ended December 31, 1996 and 1997 and concluded that no changes to the tax reported needed to be made. Although the Company believes it is in compliance with all applicable IRS rules and regulations, if the IRS should determine the Company is not in compliance in any other years, it could have a material adverse effect on the Company's financial position and results of operations.

     Employment Agreements. The Company has entered into employment agreements with certain of its management employees, which include, among other terms, noncompetition provisions and salary continuation benefits.

NOTE 7 -- EARNINGS PER SHARE

     Earnings per share is computed and presented in accordance with Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share." Basic earnings per share, which excludes the effects of any dilutive common equivalent shares that may be outstanding, such as shares issuable upon the exercise of stock options and warrants, is computed by dividing net income attributable to common stockholders by the weighted average number of common shares outstanding for the respective periods. Diluted earnings per share gives effect to the potential dilution that could occur upon the exercise of certain stock options and warrants that were outstanding at various times during the respective periods presented. The dilutive effects of stock options and warrants are calculated using the treasury stock method.

     Basic and diluted earnings per share for the respective periods are set forth in the table below (amounts in thousands, except per share amounts):

                                                        THREE MONTHS ENDED    SIX MONTHS ENDED
                                                             JUNE 30,             JUNE 30,
                                                        ------------------   ------------------
                                                         2001       2000      2001       2000
                                                        -------    -------   -------    -------
Earnings Per Common Share:
  Net income attributable to common stockholders......  $ 9,147    $ 1,402   $12,388    $ 7,466
                                                        =======    =======   =======    =======
  Basic earnings per common share.....................  $  0.36    $  0.06   $  0.50    $  0.33
                                                        =======    =======   =======    =======
  Diluted earnings per common share...................  $  0.35    $  0.06   $  0.48    $  0.32
                                                        =======    =======   =======    =======
Basic weighted average shares outstanding.............   25,092     22,873    24,951     22,575
Effect of dilutive stock options and warrants.........    1,047        508     1,114        525
                                                        -------    -------   -------    -------
Diluted weighted average shares outstanding...........   26,139     23,381    26,065     23,100
                                                        =======    =======   =======    =======

     Options to purchase 78,845 and 847,095 shares, 967,395 and 755,355 shares, of common stock which were outstanding for the quarter and six months ended June 30, 2001 and 2000, respectively, have been excluded from the calculation of diluted earnings per share for each period, because their effect would be anti-dilutive. Warrants to purchase 38,867 shares for the three and six months ended June 30, 2000, were excluded from the calculation of diluted earnings per share because their effect would be anti-dilutive.

                        AMERIPATH, INC. AND SUBSIDIARIES

                          NOTES TO UNAUDITED CONDENSED
                CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 8 -- LONG TERM DEBT

     On June 11, 2001 the Company increased committed funding from $230 million to $282.5 million under its existing credit facility. Citicorp, USA, Inc. committed $37.5 million and agreed to serve as documentation agent for the credit facility. Credit Suisse First Boston committed $15 million.

     On March 29, 2001, the Company and its lenders executed an amendment ("Amendment No. 3") to its Credit Facility, dated December 16, 1999, which excluded an additional $5.4 million, or $28.3 million in total, of charges from its covenant calculations. In addition, Amendment No. 3 (i) increased the Company's borrowing rate by 37.5 basis points; (ii) requires the Company to use a minimum of 30% equity for all acquisitions; (iii) requires the Company to use no more than 20% of consideration for acquisitions in the form of contingent notes and; (iv) requires lender approval of all acquisitions with a purchase price greater than $10 million. The Company paid an amendment fee of up to 30 basis points to those lenders which consented to the amendment. The amendment fee was approximately $600,000. The amendment is not expected to have an adverse effect on the Company's operations or strategies.

NOTE 9 -- INTEREST RATE RISK MANAGEMENT

     The Company utilizes interest rate swap contracts to effectively convert a portion of its floating-rate obligations to fixed-rate obligations. Under SFAS 133, the Company accounts for its interest rate swap contracts as cash flow hedges whereby the fair value of the related interest rate swap agreement is reflected in other comprehensive loss with the corresponding liability being recorded as a component of other liabilities on the condensed consolidated balance sheet. The Company has no ineffectiveness with regard to its interest rate swap contracts as each interest rate swap agreement meets the criteria for accounting under the short-cut method as defined in SFAS 133 for cash flow hedges of debt instruments. The Company uses derivative financial instruments to reduce interest rate volatility and associated risks arising from the floating rate structure of its Credit Facility. Such derivative financial instruments are not held or issued for trading purposes. The Company is required by the terms of its Credit Facility to keep some form of interest rate protection in place. The effectiveness of the strategies will be monitored, measuring the intended benefit or cost of protection against the actual market conditions.

NOTE 10 -- COMPREHENSIVE INCOME

     The Company includes changes in the fair value of certain derivative financial instruments which qualify for hedge accounting in comprehensive income. For the six months ended June 30, 2001, comprehensive income was approximately $8.7 million. This includes a transition adjustment recorded on January 1, 2001 of $3.0 million (net of tax of $2.0 million). The difference between net income and comprehensive income for the six months ended June 30, 2001, is as follows (in thousands):

Net income..................................................  $12,388
Change in fair value of derivative financial instruments,
  net of tax of $2,463......................................   (3,696)
                                                              -------
Comprehensive income........................................  $ 8,692
                                                              =======

NOTE 11 -- SEGMENT REPORTING

     The Company has two reportable segments, Owned and Managed practices. The segments were determined based on the type of service and customer. Owned practices provide anatomic pathology services to hospitals and referring physicians, while under the management relationships the Company provides management services to the affiliated physician groups. The accounting policies of the segments are the same as those described in the summary of accounting policies. The Company evaluates

                        AMERIPATH, INC. AND SUBSIDIARIES

                          NOTES TO UNAUDITED CONDENSED
                CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

performance based on revenue and income before amortization of intangibles, merger-related charges, asset impairment charges, interest expense, other income and expense and income taxes ("Operating Income"). In addition to the business segments above, the Company evaluates certain corporate expenses which are not allocated to the business segments.

     The following is a summary of the financial information for the three and six months ended June 30 for the business segments and corporate.

                                                          THREE MONTHS ENDED     SIX MONTHS ENDED
                                                               JUNE 30,              JUNE 30,
                                                          -------------------   -------------------
                                                            2001       2000       2001       2000
                                                          --------   --------   --------   --------
OWNED
Net patient service revenue.............................  $97,335    $74,372    $189,059   $143,260
Operating income........................................   30,488     24,551      57,814     45,935
Segment assets..........................................                         301,498    201,503

                                                               THREE MONTHS
                                                                   ENDED        SIX MONTHS ENDED
                                                                 JUNE 30,           JUNE 30,
                                                              ---------------   -----------------
                                                               2001     2000     2001      2000
                                                              ------   ------   -------   -------
MANAGED
Net management service revenue..............................  $7,717   $6,562   $14,738   $12,717
Operating income............................................   1,152    1,173     2,281     1,421
Segment assets..............................................                     21,950    16,531

                                                          THREE MONTHS ENDED     SIX MONTHS ENDED
                                                               JUNE 30,              JUNE 30,
                                                          -------------------   -------------------
                                                            2001       2000       2001       2000
                                                          --------   --------   --------   --------
CORPORATE
Operating loss..........................................  $(6,694)   $(6,250)   $(12,712)  $(10,033)
Segment assets..........................................                         294,489    325,259
Elimination of intercompany accounts....................                         (30,063)   (27,497)

NOTE 12 -- SUBSEQUENT EVENTS

     Subsequent to June 30, 2001, the Company paid approximately $1.5 million on contingent notes issued in connection with previous acquisitions as additional purchase price.

     During the third quarter of 2001, two pathologists in our Birmingham, Alabama practice terminated their employment with us and opened their own pathology lab. As a result, we no longer have an operating lab in Alabama. We have implemented a strategy to retain our Alabama customers and service them through other AmeriPath facilities. If we are unable to retain these customers we could incur a non-cash asset impairment charge, which would not exceed $3.9 million in the aggregate, and possibly a charge for other related non-recurring costs. If such charges are necessary, depending upon the magnitude of the charges, we may have to seek a waiver from our lenders to avoid violating a covenant under our credit facility.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of AmeriPath, Inc.:

We have audited the consolidated balance sheets of AmeriPath, Inc. and subsidiaries (the "Company") as of December 31, 2000 and 1999, and the related consolidated statements of operations, redeemable preferred stock and common stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits. The consolidated financial statements give retroactive effect to the merger of AmeriPath, Inc. and subsidiaries and of Pathology Consultants of America, Inc. (d/b/a "Inform DX"), which has been accounted for as a pooling of interests as described in Note 3 to the consolidated financial statements. We did not audit the balance sheet of Inform DX as of December 31, 1999, or the related statements of operations, stockholders' equity, and cash flows of Inform DX for the years ended December 31, 1999 and 1998, which statements reflect total assets of $28,786,000 as of December 31, 1999, and total revenues of $24,652,000 and $16,012,000 for the years ended December 31, 1999 and 1998, respectively. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Inform DX for 1999 and 1998, is based solely on the report of such other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2000 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP
Miami, Florida

March 29, 2001

                          INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Pathology Consultants of America, Inc. and Subsidiaries

We have audited the consolidated balance sheets of Pathology Consultants of America, Inc. and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended (not presented separately herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pathology Consultants of America, Inc. and subsidiaries at December 31, 1999 and 1998, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP
Nashville, Tennessee

March 24, 2000

                        AMERIPATH, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                  DECEMBER 31,
                                                              ---------------------
                                                                1999        2000
                                                              ---------   ---------
                                                              (IN THOUSANDS, EXCEPT
                                                               PER SHARE AMOUNTS)
                                      ASSETS
CURRENT ASSETS:
Cash and cash equivalents...................................  $  1,713    $  2,418
Accounts receivable, net....................................    57,788      70,939
Inventories.................................................       995       1,406
Deferred tax asset..........................................     5,405       8,593
Other current assets........................................     2,468       2,853
                                                              --------    --------
          Total current assets..............................    68,369      86,209
                                                              --------    --------
PROPERTY AND EQUIPMENT, NET.................................    16,540      23,580
                                                              --------    --------
OTHER ASSETS:
Goodwill, net...............................................   143,383     177,263
Identifiable intangibles, net...............................   246,394     268,627
Other.......................................................     4,210       6,487
                                                              --------    --------
          Total other assets................................   393,987     452,377
                                                              --------    --------
          TOTAL ASSETS......................................  $478,896    $562,166
                                                              ========    ========

                    LIABILITIES AND COMMON STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable and accrued expenses.......................  $ 21,337    $ 35,712
Due to managed practices....................................     2,853       4,055
Current portion of long-term debt...........................       698         808
Current portion of capital lease obligations................       232         247
Accrued merger-related charges..............................       275       3,165
Other current liabilities...................................       518       1,407
                                                              --------    --------
          Total current liabilities.........................    25,913      45,394
                                                              --------    --------
LONG-TERM LIABILITIES:
Revolving loan..............................................   165,800     197,216
Other notes payable, less current portion...................        73         197
Subordinated notes, less current portion....................     1,206       2,843
Capital lease obligations, less current portion.............       605         436
Accrued merger-related charges, less current portion........       912       2,369
Other liabilities...........................................       148          --
Deferred tax liability......................................    62,521      64,046
                                                              --------    --------
          Total long-term liabilities.......................   231,265     267,107
                                                              --------    --------
REDEEMABLE PREFERRED STOCK..................................    15,504          --
                                                              --------    --------
COMMITMENTS AND CONTINGENCIES
  (Notes 3, 14 and 18)
COMMON STOCKHOLDERS' EQUITY
Common stock, $.01 par value, 30,000 shares authorized,
  22,271 and 24,734 shares issued and outstanding at
  December 31, 1999 and 2000, respectively..................       223         247
Additional paid-in capital..................................   156,111     188,050
Retained earnings...........................................    49,880      61,368
                                                              --------    --------
          Total common stockholders' equity.................   206,214     249,665
                                                              --------    --------
          TOTAL LIABILITIES AND COMMON STOCKHOLDERS'
           EQUITY...........................................  $478,896    $562,166
                                                              ========    ========

          See accompanying notes to consolidated financial statements.

                        AMERIPATH, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                  YEARS ENDED DECEMBER 31,
                                                              ---------------------------------
                                                                1998        1999        2000
                                                              ---------   ---------   ---------
                                                               (IN THOUSANDS, EXCEPT PER SHARE
                                                                          AMOUNTS)
NET REVENUE:
  Net patient service revenues..............................  $177,304    $233,269    $308,365
  Net management service revenues...........................    16,012      24,163      21,729
                                                              --------    --------    --------
     Net revenue............................................   193,316     257,432     330,094
                                                              --------    --------    --------
OPERATING COSTS AND EXPENSES:
COST OF SERVICES:
  Cost of services -- patient service revenues..............    78,568     108,408     146,426
  Cost of services -- management service revenues...........     9,132      14,277      16,964
                                                              --------    --------    --------
     Cost of services.......................................    87,700     122,685     163,390
Selling, general and administrative expense.................    36,709      47,159      58,411
Provision for doubtful accounts.............................    18,698      25,289      34,040
Amortization expense........................................     9,615      12,827      16,172
Merger-related charges......................................        --          --       6,209
Asset impairment and related charges........................        --          --       9,562
                                                              --------    --------    --------
          Total operating costs and expenses................   152,722     207,960     287,784
                                                              --------    --------    --------
INCOME FROM OPERATIONS......................................    40,594      49,472      42,310
Interest expense............................................    (8,560)     (9,573)    (15,376)
Other income, net...........................................       150         286         226
                                                              --------    --------    --------
Income before income taxes..................................    32,184      40,185      27,160
Provision for income taxes..................................    13,941      17,474      14,068
                                                              --------    --------    --------
NET INCOME..................................................    18,243      22,711      13,092
Induced conversion and accretion of redeemable preferred
  stock.....................................................       (75)       (131)     (1,604)
                                                              --------    --------    --------
NET INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS..............  $ 18,168    $ 22,580    $ 11,488
                                                              ========    ========    ========
Basic Earnings Per Common Share:
  Basic weighted average shares outstanding.................    20,911      21,984      23,473
                                                              ========    ========    ========
  Basic earnings per common share...........................  $   0.87    $   1.03    $   0.49
                                                              ========    ========    ========
Diluted Earnings Per Common Share:
  Diluted weighted average shares outstanding...............    21,610      22,516      24,237
                                                              ========    ========    ========
  Diluted earnings per common share.........................  $   0.84    $   1.00    $   0.47
                                                              ========    ========    ========

          See accompanying notes to consolidated financial statements.

                        AMERIPATH, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF REDEEMABLE PREFERRED
                     STOCK AND COMMON STOCKHOLDERS' EQUITY

                                                REDEEMABLE
                                              PREFERRED STOCK          COMMON STOCKHOLDERS' EQUITY
                                             -----------------   ---------------------------------------
                                                                  COMMON STOCK     ADDITIONAL
                                                                 ---------------    PAID-IN     RETAINED
                                             SHARES    AMOUNT    SHARES   AMOUNT    CAPITAL     EARNINGS
                                             ------   --------   ------   ------   ----------   --------
                                                                   (IN THOUSANDS)
BALANCE, DECEMBER 31, 1997.................     --    $     --   19,931    $199     $136,272    $ 9,132
  Stock issued in connection with
     acquisitions..........................     --          --    1,788      18       16,208         --
  Advance stock subscription issued to
     Affiliated Practices..................     --          --        2      --            9         --
  Exercise of options and warrants.........     --          --       27      --          263         --
  Tax benefit from stock options...........     --          --       --      --          109         --
  Issuance of Series A redeemable preferred
     stock.................................    395      15,298       --      --           --         --
  Accretion of redeemable preferred
     stock.................................     --          75       --      --           --         --
  Net income...............................     --          --       --      --           --     18,168
                                              ----    --------   ------    ----     --------    -------
BALANCE, DECEMBER 31, 1998.................    395      15,373   21,748     217      152,861     27,300
  Stock issued in connection with
     acquisitions..........................     --          --      511       5        3,144         --
  Exercise of options and warrants.........     --          --       12       1           15         --
  Tax benefit from stock options...........     --          --       --      --           91         --
  Accretion of redeemable preferred
     stock.................................     --         131       --      --           --         --
  Net income...............................     --          --       --      --           --     22,580
                                              ----    --------   ------    ----     --------    -------
BALANCE, DECEMBER 31, 1999.................    395      15,504   22,271     223      156,111     49,880
  Stock issued in connection with
     acquisitions..........................     --          --    1,532      15       12,165         --
  Exercise of options and warrants.........     --          --      288       3        1,584         --
  Tax benefit from stock options...........     --          --       --      --          858         --
  Accretion of redeemable preferred
     stock.................................     --          65       --      --           --         --
  Redemption of preferred stock............   (395)    (15,569)     643       6       17,102         --
  Lapse of warrant put option..............     --          --       --      --          230         --
  Net income...............................     --          --       --      --           --     11,488
                                              ----    --------   ------    ----     --------    -------
BALANCE, DECEMBER 31, 2000.................     --    $     --   24,734    $247     $188,050    $61,368
                                              ====    ========   ======    ====     ========    =======

          See accompanying notes to consolidated financial statements.

                        AMERIPATH, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                 YEARS ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1998       1999       2000
                                                              --------   --------   --------
                                                                      (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income................................................  $ 18,243   $ 22,711   $ 13,092
  Adjustments to reconcile net income to net cash flows
     provided by operating activities:
  Depreciation and amortization.............................    12,601     16,758     21,291
  Miscellaneous amortization and other......................       220         49         22
  Deferred income taxes.....................................    (3,607)    (2,006)    (9,117)
  Provision for doubtful accounts...........................    18,698     25,289     34,040
  Asset impairment and related charges......................        --         --      9,562
  Accretion of put warrants.................................        54         92         --
  Merger-related charges....................................        --         --      6,209
  Changes in assets and liabilities (net of effects of
     acquisitions):
     Increase in accounts receivable........................   (27,577)   (31,756)   (40,008)
     Increase in inventories................................      (417)       (39)      (411)
     (Increase) decrease in other current assets............    (4,321)     2,382       (265)
     Decrease (increase) in other assets....................       296       (731)    (1,638)
     Increase (decrease) in due to from managed practices...     2,744     (1,717)     1,202
     Increase in accounts payable and accrued expenses......     3,545      1,661      1,756
  Pooling merger-related charges paid.......................        --         --     (3,800)
                                                              --------   --------   --------
          Net cash flows provided by operating activities...    20,479     32,693     31,935
                                                              --------   --------   --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Acquisition of property and equipment.....................    (4,393)    (8,716)    (9,235)
  Cash paid for acquisitions and acquisition costs, net of
     cash acquired..........................................   (60,472)   (51,643)   (24,929)
  Other merger-related charges paid.........................    (1,779)    (1,741)    (2,396)
  Investment in Genomics Collaborative, Inc.................        --         --     (1,000)
  Decrease in restricted cash...............................        21        229         --
  Payments of contingent notes..............................    (7,789)   (17,440)   (26,645)
                                                              --------   --------   --------
          Net cash flows used in investing activities.......   (74,412)   (79,311)   (64,205)
                                                              --------   --------   --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net borrowings under revolving loan.......................    53,069     44,713     31,416
  Principal payments on long-term debt and capital leases...    (9,966)    (1,701)      (818)
  Debt issuance costs.......................................      (496)    (1,171)       (82)
  Net proceeds from sale of redeemable preferred stock......    15,298         --         --
  Tax benefit from stock options............................       109         91        858
  Other.....................................................        --         --         14
  Proceed from issuance of common stock under stock option
     plans and warrants.....................................       272         16      1,587
                                                              --------   --------   --------
          Net cash flows provided by financing activities...    58,286     41,948     32,975
                                                              --------   --------   --------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS............     4,353     (4,670)       705
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD..............     2,030      6,383      1,713
                                                              --------   --------   --------
CASH AND CASH EQUIVALENTS, END OF PERIOD....................  $  6,383   $  1,713   $  2,418
                                                              ========   ========   ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the period for:
  Interest..................................................  $  8,034   $  8,924   $ 14,645
  Income taxes..............................................  $ 17,833   $ 15,890   $ 23,798

          See accompanying notes to consolidated financial statements.

                        AMERIPATH, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

1.  BUSINESS AND ORGANIZATION

     AmeriPath, Inc. and subsidiaries ("AmeriPath" or the "Company") was incorporated in February 1996 to be the largest integrated physician group practice focused on anatomic pathology diagnostic services, based on an analysis of geographic breadth, number of physicians, number of hospital contracts, number of practices and net revenues. Since the first quarter of 1996, the Company has completed the acquisition of 49 physician practices located in twenty-one states. The Company's 425 pathologists provide medical diagnostic services in 42 outpatient laboratories owned and operated by the Company, and in 235 hospitals and associated outpatient surgery centers.

     On November 30, 2000, the Company acquired Pathology Consultants of America, Inc., d/b/a Inform DX ("Inform DX"). In connection with the acquisition, the Company issued approximately 2.6 million shares of common stock in exchange for all the outstanding common stock of Inform DX. In addition, the Company assumed certain obligations to issue shares of common stock pursuant to outstanding Inform DX stock option plans. This transaction was accounted for as a pooling of interests. All prior years information has been restated to reflect the acquisition of Inform DX.

     Anatomic and clinical pathology diagnostic services are provided under contractual arrangements with hospitals and in free-standing, independent laboratory settings. The contractual arrangements with hospitals vary, but essentially provide that, in exchange for physician representatives of the Company serving as the medical director of a hospital's anatomic and clinical laboratory operations, the Company is able to bill and collect the professional component of the charges for medical services rendered by the Company's pathologists. In some cases, the Company is also paid an annual fee for providing the medical director for the hospital's clinical laboratory. The Company also owns and operates outpatient pathology laboratories, for which it bills patients and third party payors, principally on a fee-for-service basis, covering both the professional and technical components of such services. In addition, the Company contracts directly with national clinical laboratories, principally on a fee-for-service basis.

     The Company operates using either an ownership or employment model or a management or equity model. Under management or equity model, the Company acquires certain assets of and operates pathology practices under long-term service agreements with affiliated physician groups (the "Managed Practices"). The Company provides facilities and equipment as well as administrative and technical support for the affiliated physician groups under service agreements. Through its ownership or employment model, the Company acquires a controlling equity (voting) interest or has a controlling financial interest in the pathology practice (the "Owned Practices").

     Corporate practice of medicine restrictions generally prohibit corporate entities from employing or otherwise exercising control over physicians. In states that do not prohibit a for-profit corporation from employing physicians such as Florida, Alabama, Mississippi and Kentucky, AmeriPath operates its Owned Practices through Practice Subsidiaries, which are subsidiary corporations of AmeriPath that directly employ the physicians. In states that prohibit a for-profit corporation from employing physicians, such as Texas, Indiana, Ohio, North Carolina, Michigan, Wisconsin, New York and Pennsylvania, AmeriPath operates each Owned Practice through a Manager Subsidiary, which is a subsidiary of AmeriPath that has a long-term management agreement with the applicable PA Contractor, which in turn employs the physicians. In many cases, several Practices are included within or organized under a single Practice Subsidiary or PA Contractor, as the case may be.

     Owned Practices. Owned practices are operated through Manager and Practice Subsidiaries. The Manager and Practice Subsidiaries are wholly-owned subsidiaries of AmeriPath and the officers and directors of such companies are generally members of AmeriPath's executive management team. The

                        AMERIPATH, INC. AND SUBSIDIARIES
financial statements of the Manager and Practice Subsidiaries are included in the consolidated financial statements of AmeriPath.

     Ownership and Management of the PA Contractors. The PA Contractors are entities which have contractual relationships with the Company but are not owned directly by AmeriPath. These entities can be a professional corporation or professional association, as permitted and defined in various state statutes. The PA Contractors operating in North Carolina, Wisconsin, New York, Michigan and Pennsylvania are owned by physicians affiliated with AmeriPath. To the extent permitted by law, the officers and directors of the PA Contractors are members of AmeriPath's executive management team. However, in states where law prohibits such non-licensed physician personnel from serving as an officer or director of a PA Contractor, eligible affiliated physicians serve in such positions. The affiliated physicians who own PA Contractors have entered into agreements with AmeriPath that generally (i) prohibit such affiliated physicians from transferring their ownership interests in the PA Contractor, except in very limited circumstances and (ii) require such affiliated physicians to transfer their ownership in the PA Contractor to designees of AmeriPath upon the occurrence of specified events.

     The PA Contractors in Ohio and Indiana are owned by trusts. The beneficiary of such trusts is AmeriPath and the Trustees of such trusts are affiliated physicians. The PA Contractors operating in Texas are organized as not-for-profit 5.01(a) corporations. The sole member of the not-for-profit PA Contractors in Texas is AmeriPath.

     Each PA Contractor is party to a long-term management agreement with one of the Company's Manager Subsidiaries. Under the terms of these management agreements, AmeriPath generally provides all non-medical and administrative support services to the practices including accounting and financial reporting, human resources, payroll, billing, and employee benefits administration. In addition, the management agreements give the Manager Subsidiaries certain rights with respect to the management of the non-medical operations of the PA Contractors. The management agreements require the PA Contractors to pay a management fee to the applicable Manager Subsidiaries. The fee structure is different for each Practice based upon various factors, including applicable law, and includes fees based on a percentage of earnings, performance-based fees, and flat fees that are adjusted from time to time.

     In accordance with Emerging Issues Task Force 97-2: "Application of FASB Statement No. 94 and APB Opinion No. 16 to Physician Practice Management Entities and Certain Other Entities with Contractual Management Agreements" ("EITF 97-2"), the financial statements of the PA Contractors are included in the consolidated financial statements of AmeriPath since AmeriPath has a controlling interest in the PA Contractor.

     Managed Practices. The term Managed Practices refers to AmeriPath's operation and management of pathology practices under long-term service agreements with affiliated physician groups. Generally, the Company acquires the practice's assets, and the physician groups maintain their separate corporate or partnership entities and enter into employment and noncompete agreements with the practicing physicians. Costs of obtaining service agreements are amortized using the straight-line method over 25 years.

     Service agreements represent the exclusive right to operate the Company's practices in affiliation with the related physician groups during the term of the agreements. Pursuant to the service agreements, the Company provides the physician groups with equipment, supplies, support personnel, and management and financial advisory services. Physician groups are responsible for the recruitment and hiring of physicians and all other personnel who provide pathological services, and for all issues related to the professional, clinical and ethical aspects of the practice. As part of the service agreements, physician groups are required to maintain medical malpractice insurance which names the Company as an additional insured. The Company is also required to maintain general liability insurance and name the physician groups as additional insureds. Upon termination of the service agreements, the respective physician groups are

                        AMERIPATH, INC. AND SUBSIDIARIES
required to obtain continuing liability insurance coverage under either a "tail policy" or a "prior acts policy."

     The management services fees charged under the service agreements are based on a predetermined percentage of net operating income of the Managed Practices. Management service revenue is recognized by the Company at the time physician service revenue is recorded by the physician group. The Company also participates to varying degrees in non-physician revenues generated from ancillary services offered through the laboratories. The Company charges a capital fee for the use of depreciable assets owned by the Company and recognizes revenue for all practice expenses that are paid on behalf of the practices. Practice expenses exclude the salaries and benefits of the physicians.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     A summary of significant accounting policies followed by the Company are as follows:

  PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements of the Company include the accounts of AmeriPath, Inc., its wholly-owned subsidiaries, and companies in which the Company has the controlling financial interest by means other than the direct record ownership of voting stock, as discussed in Note 1. Intercompany accounts and transactions have been eliminated. The Company does not consolidate the affiliated physician groups it manages as it does not have operating control as defined in EITF 97-2.

  ACCOUNTING ESTIMATES

     The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States ("generally accepted accounting principles") requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. Because of the inherent uncertainties in this process, actual results could differ from those estimates. Such estimates include the recoverability of intangible assets and the collectability of receivables.

  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The Company's financial instruments consist mainly of cash and cash equivalents, accounts receivable, due to/from physician groups, accounts payable and the credit facility. The carrying amounts of the Company's cash and cash equivalents, accounts receivable and accounts payable approximate fair value due to the short-term nature of these instruments. Approximately $92,000 of the credit facility bears interest at a variable market rate, and thus has a carrying amount that approximates fair value. The remaining $105,000 of the credit facility was subject to interest rate swaps as described in Note 13. The estimated fair value of the interest rate swaps, which is the amount necessary to unwind the swap, was approximately $1,100 and ($4,968) as of December 31, 1999 and 2000, respectively. The estimated fair value of the Company's interest rate swaps was obtained from outside sources.

  CASH AND CASH EQUIVALENTS

     Cash equivalents consist of highly liquid instruments with maturities at the time of purchase of three months or less. Included in cash and cash equivalents at December 31, 2000 was $818 of restricted cash used as collateral under certain letters of credit.

  INVENTORIES

     Inventories, consisting primarily of laboratory supplies, are stated at the lower of cost, determined on a first-in-first-out basis, or market.

                        AMERIPATH, INC. AND SUBSIDIARIES

  PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. Routine maintenance and repairs are charged to expense as incurred, while cost of betterments and renewals are capitalized.

     Depreciation and amortization are calculated on a straight-line basis and accelerated methods, over the estimated useful lives of the respective assets which lives range from 3 to 7 years. Leasehold improvements are amortized over the shorter of the term of the related lease, including renewal options, or the useful life of the asset.

  INTANGIBLE ASSETS

     The allocation of the purchase price of the 2000 acquisitions is preliminary, while the Company continues to obtain the information necessary to determine the fair value of the assets acquired and liabilities assumed. When the Company obtains final information, management believes that adjustments, if any, will not be material in relation to the consolidated financial statements.

     Identifiable intangible assets include hospital contracts, physician referral lists and laboratory contracts acquired in connection with acquisitions. Such assets are recorded at fair value on the date of acquisition as determined by management and are being amortized over the estimated periods to be benefited, ranging from 10 to 40 years. In determining these lives the Company considered each practice's operating history, contract renewals, stability of physician referral lists and industry statistics.

     Goodwill relates to the excess of cost over the fair value of net assets of the businesses acquired. The amortization periods for goodwill were determined by the Company with consideration given to the lives assigned to the identifiable intangibles, the reputation of the practice, the length of the practice's operating history, and the potential of the market in which the acquired practice is located. Amortization is calculated on a straight line basis over periods ranging from 10 to 35 years.

     Management assesses on an ongoing basis if there has been an impairment in the carrying value of its intangible assets. If the undiscounted future cash flows over the remaining amortization period of the respective intangible asset indicates that the value assigned to the intangible asset may not be recoverable, the carrying value of the respective intangible asset will be reduced. The amount of any such impairment would be determined by comparing anticipated discounted future cash flows from acquired businesses with the carrying value of the related assets. In performing this analysis, management considers such factors as current results, trends and future prospects, in addition to other relevant factors.

     The Company has entered into a management service agreement with each of the physician groups of the Managed Practices for a period up to 40 years. Upon the Company's acquisition of the practice's assets, the physician groups maintain their separate corporate or partnership entities and enter into employment and noncompete agreements with the practicing physicians. Costs of obtaining these management service agreements are amortized using the straight-line method over 25 years.

  DEFERRED DEBT ISSUANCE COSTS

     The Company incurred costs in connection with bank financing. These costs have been capitalized and are being amortized on a straight-line basis, which approximates the interest method, over the five year term. Such amounts are included in other assets in the consolidated balance sheet.

  REVENUE RECOGNITION

     The Company recognizes net patient service revenue at the time services are performed. Unbilled receivables are recorded for services rendered during, but billed subsequent to, the reporting period. Net patient service revenue is reported at the estimated realizable amounts from patients, third-party payors

                        AMERIPATH, INC. AND SUBSIDIARIES
and others for services rendered. Revenue under certain third-party payor agreements is subject to audit and retroactive adjustments. Provision for estimated third-party payor settlements and adjustments are estimated in the period the related services are rendered and adjusted in future periods as final settlements are determined. The provision and the related allowance are adjusted periodically, based upon an evaluation of historical collection experience with specific payors for particular services, anticipated collection levels with specific payors for new services, industry reimbursement trends, and other relevant factors.

     Unbilled receivables for the Owned Practices, net of allowances, as of December 31, 1999 and 2000 amounted to approximately $5,200 and $8,600, respectively.

     Net management service revenue reported by the Company represents net physician group revenue less amounts retained by physician groups. The amounts retained by physician groups represent amounts paid to the physicians pursuant to the management service agreements between the Company and the physician groups. Net physician group revenue is equal to billed charges reduced by provisions for bad debt and contractual adjustments. Contractual adjustments represent the difference between amounts billed and amounts reimbursable by commercial insurers and other third-party payors pursuant to their respective contracts with the physician groups. The provision for bad debts represents management's estimate of potential credit issues associated with amounts due from patients, commercial insurers, and other third-party payors.

  INCOME TAXES

     The Company's provision for income taxes includes federal and state income taxes currently payable and changes in deferred tax assets and liabilities, excluding the establishment of deferred tax assets and liabilities related to acquisitions. Deferred income taxes are accounted for in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, Accounting for Income Taxes and represent the estimated future tax effects resulting from temporary differences between financial statement carrying values and tax reporting bases of assets and liabilities. In addition, future tax benefits, such as net operating loss ("NOL") carryforwards, are required to be recognized to the extent that realization of such benefits is more likely than not. A valuation allowance is established for those benefits that do not meet the more likely than not criteria. A valuation allowance has been established for $3,548 of the net deferred tax assets at December 31, 2000 due to the uncertainty regarding the Company's ability to utilize the acquired net operating loss carryforwards of Inform DX due to Internal Revenue Code limitations.

  SEGMENT REPORTING

     The Financial Accounting Standards Board ("FASB") issued SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information effective for fiscal years beginning after December 15, 1997. The Company has two reportable segments, Owned Practices and Managed Practices, based upon management reporting and the consolidated reporting structure.

  RECENT ACCOUNTING PRONOUNCEMENTS

     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 ("SAB 101"), Revenue Recognition in Financial Statements, which provided the staff's views in applying generally accepted accounting principles to selected revenue recognition issues. In June 2000, SAB 101 was amended by SAB 101B, which delayed the implementation of SAB 101 until no later than the fourth fiscal quarter of fiscal years beginning after December 15, 1999. The Company adopted SAB 101 in the fourth quarter of 2000. The adoption of the provisions of SAB 101 did not have a material impact on the Company's financial position or results of operations.

                        AMERIPATH, INC. AND SUBSIDIARIES

     In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," ("SFAS 133") and in June 1999, the FASB issued Statement of Financial Accounting Standards No. 137 "Accounting for Derivative Instruments and Hedging
Activities -- Deferral of the Effective Date of FASB Statement No. 133," which delayed the effective date the Company is required to adopt SFAS 133 until its fiscal year 2001. In June 2000, the FASB issued Statement of Financial Accounting Standards No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities -- an Amendment to FASB Statement No. 133." This statement amended certain provisions of SFAS 133. SFAS 133 requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The Company does not enter into derivative financial instruments for trading purposes. Upon adoption of SFAS 133 in the first fiscal quarter of 2001, these activities will be recognized on the Consolidated Balance Sheet. The Company's adoption of SFAS 133 did not have a material effect on the Company's earnings. The adoption of SFAS 133 will result in the reduction of other comprehensive income of approximately $5,000.

RECLASSIFICATIONS

     Certain prior year amounts have been reclassified to conform to the 2000 presentation and/or to reflect the merger with Inform DX accounted for as a pooling-of-interests.

3.  MERGER AND ACQUISITIONS

  ACQUIRED PRACTICES: POOLING METHOD

     On November 30, 2000, the Company completed a merger transaction with Inform DX that was accounted for as a pooling-of-interests transaction. The Company issued 2.6 million Common Shares to Inform DX stockholders and Inform DX's outstanding stock options were converted into options to purchase approximately 170,000 common shares of AmeriPath. The historical consolidated financial statements for periods prior to the consummation of the combination are restated as though the companies had been combined during such periods.

                        AMERIPATH, INC. AND SUBSIDIARIES

     The table below presents a reconciliation of total revenue and net income available for Common Shares as reported in the accompanying consolidated financial statements with those previously reported by the Company.

                                                                              COMBINING
                                                   AMERIPATH   INFORM DX   ADJUSTMENTS (A)   COMBINED
                                                   ---------   ---------   ---------------   --------
Eleven months ended November 30, 2000
  Total revenue..................................  $269,865     $34,329            --        $304,194
  Net income (loss) attributable to common
     stockholders................................  $ 20,514     $(6,250)           --        $ 14,264
Year ended December 31, 1999
  Total revenue..................................  $232,753     $24,652         $  27        $257,432
  Net income (loss) attributable to common
     stockholders................................  $ 22,969     $   (31)        $(358)       $ 22,580
Year ended December 31, 1998
  Total revenue..................................  $177,304     $16,012            --        $193,316
  Net income (loss) attributable to common
     stockholders................................  $ 18,639     $  (683)        $ 212        $ 18,168

---------------

(A) The provision for income taxes has been adjusted by $358 and $(212) in 1999 and 1998, respectively, to reflect the recordation of acquired net operating loss carry forwards, related valuation allowances and other various timing differences of Inform DX in accordance with SFAS No. 109. In addition, certain reclassifications totaling $27 were made to conform to the current year presentation.

  ACQUIRED PRACTICES: PURCHASE METHOD

     During 2000, the Company acquired nine anatomic pathology practices, including the two practices acquired by Inform DX. The total consideration paid by the Company in connection with these acquisitions included cash of $32,457, 1,532,000 shares of common stock (aggregate value of $12,180 based upon amounts recorded on the Company's consolidated financial statements) and subordinated debt of $2,794. In addition, the Company issued additional purchase price consideration in the form of contingent notes. During 1999, the Company acquired eleven anatomic pathology practices, including one by Inform DX. The total consideration paid by the Company in connection with these acquisitions included cash of $51,746, 486,796 shares of common stock (aggregate value of $2,954 based upon amounts recorded on the Company's consolidated financial statements) and subordinated debt of $848. In addition, the Company issued additional purchase price consideration in the form of contingent notes. During the year ended December 31, 2000, the Company made contingent note payments of $26,645 and other purchase price adjustments of approximately $2,876 in connection with certain post-closing adjustments and acquisition costs. During the year ended December 31, 1999, the Company issued an additional 23,930 shares of common stock, valued at $195, and made contingent note payments of $17,440 and other purchase price adjustments of $2,965 in connection with certain post-closing adjustments and acquisition costs.

                        AMERIPATH, INC. AND SUBSIDIARIES

     The following table sets forth the aggregate purchase price allocation for the 1999 and 2000 acquisitions, including the amortization periods for identifiable intangible assets and goodwill ($ in 000's):

                                                                1999       2000
                                                              --------   --------
Number of acquisitions......................................        11          9
                                                              --------   --------
Cash paid...................................................  $ 51,746   $ 32,457
Common Stock issued.........................................     3,149     12,180
Sub-debt....................................................       848      2,794
                                                              --------   --------
          Total purchase price..............................  $ 55,743   $ 47,431
                                                              --------   --------
ALLOCATION OF PURCHASE PRICE:
Tangible assets.............................................  $  7,468   $ 17,019
Goodwill (10-25 years)......................................    20,860     12,043
Hospital contracts (25 years)...............................    39,710     21,337
Physician referral lists (18-25 years)......................     3,603     14,234
Laboratory contracts (10 years).............................     3,104         --
                                                              --------   --------
          Total assets acquired.............................    74,745     64,633
Liabilities assumed less sub-debt...........................   (19,002)   (17,202)
                                                              --------   --------
          Total purchase price..............................  $ 55,743   $ 47,431
                                                              --------   --------

     The acquisitions have been accounted for using the purchase method of accounting, except for the Inform DX acquisition. The aggregate consideration paid, and to be paid, is based on a number of factors, including each practice's demographics, size, local prominence, position in the marketplace and historical cash flows from operations. Assessment of these and other factors, including uncertainties regarding the health care environment, resulted in the sellers of each of the practices and the Company being unable to reach agreement on the final purchase price. The Company agreed to pay a minimum purchase price and to pay additional purchase price consideration to the sellers of the practices in proportion to their respective ownership interest in each practice. The additional payments are contingent upon the achievement of stipulated levels of operating earnings (as defined) by each of the practices over periods of three to five years from the date of the acquisition as set forth in the respective agreements, and are not contingent on the continued employment of the sellers of the practices. In certain cases, the payments are contingent upon other factors such as the retention of certain hospital contracts for periods ranging from three to five years. The amount of the payments cannot be determined until the achievement of the operating earnings levels or other factors during the terms of the respective agreements. If the maximum specified levels of operating earnings for each practice are achieved, the Company would make aggregate maximum payments, including principal and interest, of approximately $198,359 over the next three to five years. At the mid-point level, the aggregate principal and interest would be approximately $89,695 over the next three to five years. A lesser amount or no payments at all would be made if the mid-point levels of operating earnings specified in each agreement are not met. Through December 31, 2000, the Company made contingent note payments aggregating $53,398, which represent 63% of the maximum contingent payments that were available for payment under these contingent note agreements. Additional payments are accounted for as additional purchase price, which increases the recorded goodwill.

     The accompanying consolidated financial statements include the results of operations of the acquisitions from the date acquired through December 31, 2000. The following unaudited pro forma information presents the consolidated results of the Company's operations and the results of operations of the 1999 and 2000 acquisitions for the years ended December 31, 1999 and 2000 after giving effect to amortization of goodwill and identifiable intangible assets, interest expense on long-term debt incurred in connection with these acquisitions, and the reduced level of certain specific operating expenses (primarily compensation and related expenses attributable to former owners) as if the acquisitions had been

                        AMERIPATH, INC. AND SUBSIDIARIES
consummated on January 1, 1999. Such unaudited pro forma information is based on historical financial information with respect to the 1999 and 2000 acquisitions and does not include operational or other changes which might have been effected by the Company.

     The unaudited pro forma information for the years ended December 31, 1999 and 2000 presented below is for illustrative information purposes only and is not necessarily indicative of results which would have been achieved or results which may be achieved in the future:

                                                                   PRO FORMA
                                                                 DECEMBER 31,
                                                              -------------------
                                                                1999       2000
                                                              --------   --------
Net revenue.................................................  $321,703   $357,638
                                                              ========   ========
Net income attributable to common stockholders..............  $ 27,900   $ 15,849
                                                              ========   ========
Net income per share attributable to common stockholders
  (diluted).................................................  $   1.09   $   0.62
                                                              ========   ========

4.  ACCOUNTS RECEIVABLE

     Accounts receivable are recorded at net realizable value. The allowance for contractual and other adjustments and uncollectible accounts is based on historical experience and judgments about future events. Accordingly, the actual amounts experienced could vary significantly from the recorded allowances. For Managed Practices, terms of the service agreements require the Company to purchase receivables generated by the physician groups on a monthly basis. Such amounts are recorded net of contractual allowances and estimated bad debts. For Managed Practices, accounts receivable are a function of the net physician group revenue rather than the net revenue of the Company.

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1999       2000
                                                              --------   --------
Gross accounts receivable...................................  $130,791   $166,873
Less: Allowance for contractual and other adjustments.......   (47,047)   (54,840)
  Allowance for uncollectible accounts......................   (25,956)   (41,094)
                                                              --------   --------
Accounts receivable, net....................................  $ 57,788   $ 70,939
                                                              ========   ========

     The following table represents the rollforward of the allowances for contractual adjustments and uncollectible accounts:

                                                           YEARS ENDED DECEMBER 31,
                                                       --------------------------------
                                                         1998       1999        2000
                                                       --------   ---------   ---------
Beginning allowances for contractual adjustments and
  uncollectible accounts.............................  $ 26,522   $  62,512   $  73,003
Provision for contractual adjustments................    80,664     128,585     178,873
Provision for doubtful accounts......................    18,698      25,289      34,040
Managed Practice contractual adjustments and bad debt
  expense............................................    31,429      41,712      44,849
Write-offs and other adjustments.....................   (94,801)   (185,095)   (229,831)
                                                       --------   ---------   ---------
Ending allowance for contractual adjustments and
  uncollectible accounts.............................  $ 62,512   $  73,003   $  95,934
                                                       ========   =========   =========

                        AMERIPATH, INC. AND SUBSIDIARIES

     The Company grants credit without collateral to individual patients, most of whom are insured under third party payor agreements. The estimated mix of receivables from patients and third-party payors are as follows:

                                                              DECEMBER 31,
                                                              -------------
                                                              1999    2000
                                                              -----   -----
Government programs.........................................   18.8%   17.8%
Third-party payors..........................................   53.7    53.3
Private pay patients........................................   22.5    23.8
Other.......................................................    5.0     5.1
                                                              -----   -----
                                                              100.0%  100.0%
                                                              =====   =====

5.  NET REVENUE

                                                          YEARS ENDED DECEMBER 31,
                                                      ---------------------------------
                                                        1998        1999        2000
                                                      ---------   ---------   ---------
NET PATIENT SERVICE REVENUE CONSISTED OF THE
  FOLLOWING:
  Gross revenue.....................................  $ 257,968   $ 361,854   $ 482,238
  Less contractual and other adjustments............    (80,664)   (128,585)   (173,873)
                                                      ---------   ---------   ---------
  Net patient service revenue.......................  $ 177,304   $ 233,269   $ 308,365
                                                      =========   =========   =========

                                                            YEARS ENDED DECEMBER 31,
                                                         ------------------------------
                                                           1998       1999       2000
                                                         --------   --------   --------
NET MANAGEMENT SERVICE REVENUE CONSISTED OF THE
  FOLLOWING:
  Gross physician group revenue........................  $ 61,694   $ 85,379   $ 86,203
  Contractual adjustments and bad debt expense.........   (31,429)   (41,712)   (44,849)
                                                         --------   --------   --------
  Net physician group revenue..........................    30,265     43,667     41,354
  Less amounts retained by physician groups............   (14,253)   (19,504)   (19,625)
                                                         --------   --------   --------
  Net management service revenue.......................  $ 16,012   $ 24,163   $ 21,729
                                                         ========   ========   ========

     A significant portion of the Company's net revenue is generated by the hospital-based practices through contracts with 168, 207 and 235 hospitals as of December 31, 1998, 1999 and 2000, respectively. HCA -- The Healthcare Company ("HCA") owned 29, 27 and 27 of these hospitals as of December 31, 1998, 1999 and 2000, respectively. For the years ended December 31, 1998, 1999 and 2000, approximately 17%, 15%, and 13%, respectively of net patient service revenue was generated directly from contracts with hospitals owned by HCA. Generally, these contracts and other hospital contracts have remaining terms of less than five years and contain renewal provisions. Some of the contracts also contain clauses that allow for termination by either party with relatively short notice. HCA has been under government investigation for some time, and the Company believes that HCA is evaluating its operating strategies, including the possible sale, spin-off or closure of certain hospitals. Closures or sales of HCA hospitals or terminations or non-renewals of one or more of our contracts or relationships with HCA hospitals could have a material adverse effect on our financial position and results of operations. The Company from time to time evaluates the carrying values of identified intangibles and goodwill and the related useful lives assigned to such assets. See Note 8 for additional information related to the impairment of certain hospital contracts.

                        AMERIPATH, INC. AND SUBSIDIARIES

6.  PROPERTY AND EQUIPMENT
    Property and equipment consisted of the following:

                                                          ESTIMATED       DECEMBER 31,
                                                         USEFUL LIFE   -------------------
                                                           (YEARS)       1999       2000
                                                         -----------   --------   --------
Laboratory, office and data processing equipment.......      3-7       $ 19,336   $ 27,668
Construction in progress...............................                   2,693      1,511
Leasehold improvements.................................     5-10          3,510      7,984
Furniture and fixtures.................................      3-7          2,070      2,590
Mobile laboratory units................................        3            175        175
Automotive vehicles....................................      3-5          1,058      1,380
                                                                       --------   --------
                                                                         28,842     41,308
Less accumulated depreciation..........................                 (12,302)   (17,728)
                                                                       --------   --------
Property and equipment, net............................                $ 16,540   $ 23,580
                                                                       ========   ========

     Depreciation expense was $2,669, $3,554 and $4,748 for the years ended December 31, 1998, 1999 and 2000, respectively.

7.  INTANGIBLE ASSETS

     Intangible assets and the related accumulated amortization and amortization periods are as follows:

                                                                           AMORTIZATION
                                                                             PERIODS
                                                                             (YEARS)
                                                      DECEMBER 31,       ----------------
                                                   -------------------           WEIGHTED
                                                     1999       2000     RANGE   AVERAGE
                                                   --------   --------   -----   --------
Hospital contracts...............................  $193,899   $211,738   25-40     32.3
Physician client lists...........................    54,893     71,447   10-30     20.7
Laboratory contracts.............................     7,317      4,543      10     10.0
Management agreements............................    11,022     11,214      25     25.0
                                                   --------   --------
                                                    267,131    298,942
Accumulated amortization.........................   (20,737)   (30,315)
                                                   --------   --------
Balance, net.....................................  $246,394   $268,627
                                                   ========   ========
Goodwill.........................................  $153,749   $193,231   10-35     30.5
Accumulated amortization.........................   (10,366)   (15,968)
                                                   --------   --------
Balance, net.....................................  $143,383   $177,263
                                                   ========   ========

     In determining the useful lives of the identifiable intangible assets, the Company considered each practice's operating history, contract renewals, stability of physician referral lists and industry statistics.

     The amortization periods for goodwill were determined by the Company with consideration given to the lives assigned to the identifiable intangibles, the reputation of the practice, the length of the practice's operating history, and the potential of the market in which the acquired practice is located.

     The weighted average amortization period for identifiable intangible assets and goodwill is 29.6 years.

8.  ASSET IMPAIRMENTS AND RELATED CHARGES

     During the second quarter ended June 30, 2000, the Company recorded a pre-tax non-cash charge of approximately $4,700, and related cash charges of approximately $545 in connection with the impairment

                        AMERIPATH, INC. AND SUBSIDIARIES
of intangible assets at an acquired practice in Cleveland, Ohio. The Company had provided services at four hospitals and an ambulatory care facility owned by Primary Health Systems ("PHS"), a regional hospital network in Cleveland, Ohio. During the first quarter of 2000, PHS began implementing a plan of reorganization filed under Chapter 11 with the U.S. Bankruptcy Court for the District of Delaware, and closed one hospital. During the second quarter, the bankruptcy court approved the sale of two hospitals and the ambulatory care facility to local purchasers in the Cleveland area. The Company's contracts with these two hospitals and the ambulatory care facility were not accepted by the purchasers, who have elected to employ their own pathologists. One hospital has not been sold and continues to do business with the Company. As a result, the Company determined, using the discounted cash flow method, that the intangible assets, including goodwill, had no remaining fair value. Therefore, the Company wrote off the unamortized intangible asset balance. In addition, the Company recorded approximately $545 of related charges for potentially uncollectible accounts receivable, employee termination costs and legal fees.

     During the fourth quarter of 2000, the Company recorded a pre-tax non-cash charge of approximately $4,300 related to the impairment of certain intangible assets. Of this charge, $3,300 related to Quest Diagnostics' ("Quest") termination of its contract with the Company in South Florida, effective December 31, 2000. The Company believes that some portion of this work may be transferred by Quest to other practices owned by the Company and the Company is implementing a marketing strategy to retain and provide services directly to these customers in South Florida. In addition, during the fourth quarter, a hospital in South Florida where the Company had the pathology contract, requested proposals for its pathology services, and the Company was unsuccessful in retaining this contract. Based upon the remaining projected cash flow from this hospital network, the Company determined that the intangible assets were impaired and recorded a pre-tax non-cash charge of approximately $1,000.

9.  INVESTMENT SECURITIES

     The Company accounts for investments in certain debt and equity securities under the provisions of Statement of Financial Accounting Standards No. 115 ("SFAS No. 115"), "Accounting for Certain Debt and Equity Securities". Under SFAS No. 115, the Company must classify its debt and marketable equity securities in one of three categories: trading, available-for-sale, or held-to-maturity.

     In September 2000, the Company made a $1,000 investment in Genomics Collaborative, Inc ("GCI") for which it received 333,333 shares of Series D Preferred Stock, par value $0.01. The GCI Series D Preferred Stock is convertible into one share of common stock and redeemable after 2005 at $3.00 per share at the option of the holder. GCI is a privately held, start-up, company which has a history of operating losses. As of December 31, 2000, it appears that GCI has sufficient cash to fund operations for the next twelve months. In the event that they are unable to become profitable and/or raise additional funding, it could result in an impairment of our investment. This available for sale security is recorded at its estimated fair value, which approximates cost, and is classified as other assets on the Company's balance sheet. At December 31, 2000, there were no unrealized gains or losses associated with this investment.

10. DUE TO MANAGED PRACTICES

     In accordance with the terms of the management service agreements, the owners of the managed practices are entitled to a predetermined percentage of the net operating income of their managed practice ("physician group retainage"). The amount of the liability is calculated monthly and is to be paid by the fifteenth day of the following month. The monthly payment amount is comprised of either the net revenues or the cash collected from revenues during the month less any practice expenses and management fees charged by the Company. The amounts owed to the owners of the Managed Practices were $4,055 and $2,853 as of December 31, 2000 and 1999, respectively.

                        AMERIPATH, INC. AND SUBSIDIARIES

11. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

     Accounts payable and accrued expenses consisted of the following:

                                                                DECEMBER 31,
                                                              -----------------
                                                               1999      2000
                                                              -------   -------
Accounts payable............................................  $ 4,830   $12,034
Accrued compensation........................................    7,978    12,604
Accrued acquisition costs...................................    1,739     2,332
Accrued interest............................................      828     1,283
Income taxes payable........................................      942     1,822
Other accrued expenses......................................    5,020     5,637
                                                              -------   -------
                                                              $21,337   $35,712
                                                              =======   =======

12. MERGER-RELATED CHARGES

     In connection with the Inform DX merger and other previous acquisitions, the Company has recorded reserves for transaction costs, employee-related costs (including severance agreement payouts) and various exit costs associated with the consolidation of certain operations, including the elimination of duplicate facilities and certain exit and restructuring costs.

     During the fourth quarter of 2000, the Company recorded merger-related costs totaling $6,209 ($5,102, net of tax). As part of the business restructuring, the Company is closing certain facilities. In 1999, the Company paid $1,741 of costs in connection with the May 1998 American Pathology Resource, Inc. ("APR") acquisition. Payments were for various exit costs associated with the disposal of certain operations of APR and the shutdown of the APR corporate office.

     The following is a reconciliation of the activity for the years ended December 31, 2000 and 1999 with respect to the merger-related reserves. The balance sheet charges relate to acquisitions accounted for under the purchase method of accounting, with the offset resulting in additional goodwill. Statement of operations charges relate to the acquisition of Inform DX, which was accounted for under the pooling of interests method of accounting.

                                          BALANCE                      STATEMENT OF                BALANCE
                                        DECEMBER 31,   BALANCE SHEET    OPERATIONS               DECEMBER 31,
                                            1999          CHARGES        CHARGES      PAYMENTS       2000
                                        ------------   -------------   ------------   --------   ------------
Transaction costs.....................         --         $1,160          $4,348      $(3,782)     $ 1,726
Employee termination costs............         78          1,200           1,861       (1,722)       1,417
Lease commitments.....................        394          1,974              --         (240)       2,128
Other exit costs......................        715             --              --         (452)         263
                                           ------         ------          ------      -------      -------
          Total.......................      1,187         $4,334          $6,209      $(6,196)       5,534
                                                          ======          ======      =======
Less: portion included in current
  liabilities.........................       (275)                                                  (3,165)
                                           ------                                                  -------
          Total included in other
            liabilities...............     $  912                                                  $ 2,369
                                           ======                                                  =======

                        AMERIPATH, INC. AND SUBSIDIARIES

                                          BALANCE                      STATEMENT OF                BALANCE
                                        DECEMBER 31,   BALANCE SHEET    OPERATIONS               DECEMBER 31,
                                            1998          CHARGES        CHARGES      PAYMENTS       1999
                                        ------------   -------------   ------------   --------   ------------
Employee termination costs............     $  414          $  (8)          --         $  (328)      $   78
Lease Commitments.....................      1,851           (740)          --            (717)         394
Other exit costs......................      1,518           (107)          --            (696)         715
                                           ------          -----            --        -------       ------
          Total.......................      3,783          $(855)          --         $(1,741)       1,187
                                                           =====            ==        =======
Less: portion included in current
  liabilities.........................       (860)                                                    (275)
                                           ------                                                   ------
          Total included in other
            liabilities...............     $2,923                                                   $  912
                                           ======                                                   ======

     In addition, the Company plans to continue its consolidation efforts related to its acquisition of Inform DX during the first half of 2001. As a result, the Company expects to incur additional costs of $7,300 during this period. Of this amount, approximately $5,400 is for employee-related costs, $1,100 is for the consolidation of the Company's facilities in New York and eastern Pennsylvania, and $800 is for other transaction costs related to the Inform DX acquisition.

13.  LONG-TERM DEBT

     Long-term debt consisted of the following:

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1999       2000
                                                              --------   --------
Revolving loan..............................................  $163,300   $197,216
Revolving line of credit....................................     2,500         --
Note payable................................................        73        210
Capital leases..............................................       837        683
Subordinated notes issued and assumed in connection with
  acquisitions, payable in varying amounts through 2005,
  with interest at rates of 6.5% and 9.5%...................     1,904      3,638
                                                              --------   --------
                                                               168,614    201,747
Less current portion........................................      (930)    (1,055)
                                                              --------   --------
Long-term debt, net of current portion......................  $167,684   $200,692
                                                              ========   ========

     At December 31, 2000 maturities of long-term debt were as follows:

2001........................................................  $  1,055
2002........................................................       430
2003........................................................       355
2004........................................................   197,488
2005........................................................     2,419
                                                              --------
          Total.............................................  $201,747
                                                              ========

     The Company has a revolving line of credit (the "Credit Facility") with a syndicate of banks led by Fleet National Bank, formerly Bank Boston, N.A. as lender and agent. On April 28, 1998, the Company amended its Credit Facility. The amended facility provided for borrowings of up to $200,000 in the form of a revolving loan that may be used for working capital purposes (in an amount limited to 75% of the Company's net accounts receivable, as reflected on the Company's quarterly consolidated balance sheet) and to fund acquisitions to the extent not otherwise used for working capital purposes.

                        AMERIPATH, INC. AND SUBSIDIARIES

     On December 16, 1999, the Company amended its Credit Facility. The amended facility provides for borrowings of up to $230,000 in the form of a revolving loan that may be used for working capital purposes and to fund acquisitions to the extent not otherwise used for working capital purposes. The Company must comply with certain requirements as defined in the credit agreement to utilize the Credit Facility to fund acquisitions.

     On July 21, 2000, the Company amended its Credit Facility dated December 16, 1999 ("Amendment No. 1"). Amendment No. 1 allowed for the Company to be in compliance with the Credit Facility by excluding non-cash charges totaling approximately $5,200 from the calculation of the Company's consolidated operating cash flow covenant through March 31, 2001. These charges relate to the impairment of assets and related charges at an acquired practice in Cleveland, Ohio as more fully discussed in Note 8 to the financial statements. The amendment was obtained to cure a potential default that otherwise would likely have occurred under the operating cash flow covenant contained in the Credit Facility. In addition, Amendment No. 2 (i) increased the Company's operating cash flow requirements under the facility for the trailing twelve months ending December 31, 2002 and thereafter; (ii) requires that a minimum of 10% of the purchase price of future acquisitions greater than $5,000 be in the form of the Company's capital stock, and (iii) allowed for an investment of up to $3,000 in Genomics Collaborative, Inc. The amendment is not expected to have a material adverse effect on the Company's operations or strategies.

     On November 29, 2000, the Company amended its Credit Facility dated December 16, 1999 ("Amendment No. 2"). Amendment No. 2 allowed for the Company to be in compliance with the Credit Facility by excluding from the covenant calculations cash and non-cash charges totaling approximately $17,500. These exclusions were comprised of a one time cash transaction and restructuring charges of up to $7,500 in connection with the acquisition of Inform DX, and nonrecurring non-cash charges of up to $10,000, including charges resulting from an increase in the accounts receivable reserve in connection with the acquisition of Inform DX, and potential asset impairment charges relating to good will and other intangibles of not more than $5,000. In addition, Amendment No. 2 (i) decreased the Company's operating cash flow requirements under the facility for the trailing twelve months ending December 31, 2001, and increased them thereafter; (ii) increased the amount of allowable Capital Lease Obligations to $3,000; and (iii) decreased the levels of acquisition purchase price used in the documentation requirements of the lenders. The amendment was obtained to cure a potential default for the year ended December 31, 2000 that otherwise would likely have occurred under the operating cash flow covenant contained in the Credit Facility.

     There is the potential of $5,400 of charges in excess of the $17,500 allowed in Amendment No. 2 which results from the formalization of the Inform DX integration plans, and are expected to result in further synergies. These additional charges could have caused the Company to be in technical default of one or more of its covenants under its Credit Facility at the end of the first quarter of 2001. On March 29, 2001, the Company and its lenders executed an amendment ("Amendment No. 3") which excludes an additional $5,400, or $28,300, in total, of charges from its covenant calculations. In addition, Amendment No. 3 (i) increased the Company's borrowing rate by 37.5 basis points; (ii) requires the Company to use a minimum of 30% equity for all acquisitions; (iii) requires the Company to use no more than 20% of consideration for acquisitions in the form of contingent notes and; (iv) requires lender approval of all acquisitions with a purchase price greater than $10,000. The Company will also be required to pay an amendment fee of up to 30 basis points to those lenders which consented to the amendment. The maximum amount of the amendment fee would be $700.

     All outstanding advances under the Credit Facility are due and payable on December 16, 2004. Interest is payable monthly at variable rates which are based, at the Company's option, on the Agents' base rate (9.5% at December 31, 2000) or the Eurodollar rate plus a premium that is based on the

                        AMERIPATH, INC. AND SUBSIDIARIES

Company's quarterly ratio of total debt to cash flow. The amended Credit Facility also requires a commitment fee to be paid quarterly equal to 0.50% of the annualized unused portion of the total commitment. The Company has used a portion of the funds available under the amended Credit Facility to refinance previously outstanding indebtedness, to fund acquisitions and for working capital purposes. The Company intends to use the remaining availability for its acquisition program and working capital.

     In May 2000, the Company entered into three interest rate swaps transactions with an effective date of October 5, 2000, variable maturity dates, and a combined notional amount of $105 million. These interest rate swap transactions involve the exchange of floating for fixed rate interest payments over the life of the agreement without the exchange of the underlying principal amounts. The differential to be paid or received is accrued and is recognized as an adjustment to interest expense. These agreements are indexed to 30 day LIBOR. The following table summarizes the terms of the swaps:

NOTIONAL AMOUNT  FIXED RATE   TERM IN MONTHS   MATURITY
---------------  ----------   --------------   --------
 (IN MILLIONS)
     $45.0         7.604%           24         10/07/02
     $30.0         7.612%           36         10/06/03
     $30.0         7.626%           48         10/05/04

     The amended Credit Facility contains covenants which, among other things, require the Company to maintain certain financial operating ratios and impose certain limitations or prohibitions on the Company with respect to the incidence, guaranty or assumption of indebtedness, the payment of dividends, cash distributions, new debt issuance, sale of assets, leasing commitments and annual capital expenditures, and contains provisions which preclude mergers and acquisitions under certain circumstances. All of the Company's assets are pledged as collateral under the Credit Facility. The Company believes that it is in compliance with all of the covenants at December 31, 2000.

     On February 2, 1998, the Company entered into a revolving line of credit agreement with Nations Bank providing available borrowings up to $5,000 that may be used for general corporate purposes including working capital and the funding of cash for acquisitions or affiliations with pathology practices. This revolving line of credit was increased to $9,000 in September 2000. The balance of this revolving line of credit was paid in full on December 1, 2000.

  NOTE PAYABLE TO BANK

     In October 1999, the Company assumed a long-term obligation pursuant to a promissory note agreement with a bank in connection with the Columbus Pathology Associates acquisition. The obligation is evidenced by an installment note bearing interest at fixed rate of 9.75% and maturing in 2004. The note is secured by certain assets of the acquired practice.

  LETTERS OF CREDIT

     As of December 31, 2000, the Company had letters of credit outstanding totaling $1,186. The letters of credit secure payments under certain operating leases and expire at various dates in 2001 and 2002. Some of the letters of credit automatically decline in value over various lease terms. The letters of credit have annual fees averaging 1.7%.

                        AMERIPATH, INC. AND SUBSIDIARIES

14. LEASE COMMITMENTS

     The Company leases various office and laboratory space, and certain equipment pursuant to operating lease agreements. The following information includes the related party leases discussed in Note 19. Future minimum lease commitments consisted of the following at December 31, 2000:

2001........................................................  $ 4,203
2002........................................................    3,915
2003........................................................    3,265
2004........................................................    2,121
2005........................................................    2,003
Thereafter..................................................    4,690
                                                              -------
                                                              $20,197
                                                              =======

     In addition, certain owners of the Managed Practices are lessees of various equipment, auto and facility operating leases that are used in the operations of the business. Future payments under these leases are $4,412 of which the Company is responsible for their corresponding share as defined in the management service agreements. The Company's obligations, based upon their management fee percentage, are $705. In the event of termination of a management service agreement, any related lease obligations are also terminated or assumed by the Managed Practice.

     The Company has entered into certain noncancelable subleases that reduce its total commitments under operating leases by $186.

     Owned Practices' rent expense under operating leases for the years ended December 31, 1998, 1999 and 2000 was $1,687, $2,228 and $4,104 respectively.

15. OPTION PLAN

     The Company's 1996 Stock Option Plan (the "Option Plan") provides for the grant of options to purchase shares of common stock to key employees and others. The plan provides that the option price shall not be less than the fair market value of the shares on the date of the grant. All options granted under the Option Plan have 10 year terms and vest and become exercisable at the rate of 20% a year, following the date of grant. As part of the Inform DX acquisition, the Company assumed additional two option plans ("Additional Plans"). Options granted under the Additional Plans have varying exercisable rates.

     The Company's Director Option Plan provides for the grant of options to purchase shares of common stock to Directors who are not employees of the Company. All options granted under the Director Option Plan have 10 year terms and are exercisable during the period specified in the agreement evidencing the grant of such Director Option. At December 31, 2000, 35,000 options have been granted under the Director Option Plan.

     At December 31, 2000, 2,232,000 shares of common stock are reserved for issuance pursuant to options granted under the Option Plan, the Director Option Plan and the Additional Plans.

     The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and the related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under SFAS No. 123, "Accounting for Stock-Based Compensation," requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options approximates the fair value of the underlying stock on the date of grant, no compensation expense is recognized.

                        AMERIPATH, INC. AND SUBSIDIARIES

     Pro forma information regarding earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using the Black-Scholes Option Pricing Model with the following weighted-average assumptions for 1998, 1999 and 2000:

                                                              1998    1999    2000
                                                              -----   -----   -----
Risk free interest rate.....................................    6.5%    6.5%    6.5%
Dividend yield..............................................     --      --      --
Volatility factors..........................................  107.0%  120.0%  137.0%
Weighted average life (years)...............................    4.1     4.1     4.2

     Using the Black-Scholes Option Pricing Model, the estimated weighted-average fair value per option granted in 1998, 1999 and 2000 were $10.65, $6.28 and $6.92, respectively.

     The pro forma net income per common share assuming the amortization of the estimated fair values over the option vesting period and diluted earnings per common share, had the fair value method of accounting for stock options been used, would have been as follows:

                                                              1998      1999      2000
                                                             -------   -------   ------
Pro forma net income attributable to common shareholders...  $16,754   $19,612   $8,018
Pro forma diluted earnings per common share................  $  0.78   $  0.87   $ 0.33

     The Black-Scholes Option Pricing Model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different than those of traded options, and because changes in the assumptions can materially affect the fair value estimate, in management's opinion, the existing models may not necessarily provide a reliable single measure of the fair value of its employee stock options.

                        AMERIPATH, INC. AND SUBSIDIARIES

     A summary of the status of the option plans as of and for the changes during each of the three years in the period ended December 31, 2000 is presented below:

                                                                  OPTION PRICE PER SHARE
                                                    NUMBER OF   --------------------------
                                                     SHARES      LOW      HIGH    WEIGHTED
                                                    ---------   ------   ------   --------
Outstanding December 31, 1997.....................  1,215,142   $ 1.11   $16.75    $ 5.78
  Granted in 1998.................................    254,050    14.06    14.06     14.06
  Granted in 1998.................................      2,000    16.13    16.13     16.13
  Granted in 1998.................................      1,000    11.38    11.38     11.38
  Granted in 1998.................................      8,971     3.74     3.74      3.74
  Granted in 1998.................................      1,461     6.22     6.22      6.22
  Granted in 1998.................................      4,017    11.20    11.20     11.20
  Granted in 1998.................................        201    18.67    18.67     18.67
  Granted in 1998.................................     12,974    40.46    40.46     40.46
  Cancelled in 1998...............................    (12,900)    8.33    16.75     11.45
  Exercised in 1998...............................    (27,560)    8.33    10.00      8.98
                                                    ---------
Outstanding December 31, 1998.....................  1,459,356     1.11    40.46      7.46
  Granted in 1999.................................     26,000     9.31     9.31      9.31
  Granted in 1999.................................    259,500     7.63     7.63      7.63
  Granted in 1999.................................      5,000     9.56     9.56      9.56
  Granted in 1999.................................      2,000     9.16     9.16      9.16
  Granted in 1999.................................      2,000     9.06     9.06      9.06
  Granted in 1999.................................      9,000     7.75     7.75      7.75
  Granted in 1999.................................     49,727    15.56    15.56     15.56
  Granted in 1999.................................      3,736    40.46    40.46     40.46
  Cancelled in 1999...............................    (41,800)   10.00    16.75     10.58
  Exercised in 1999...............................     (8,000)    1.11     1.11      1.11
                                                    ---------
Outstanding December 31, 1999.....................  1,766,519     1.11    40.46      7.76
  Granted in 2000.................................     50,000     8.13     8.13      8.13
  Granted in 2000.................................    356,000     7.63     7.63      7.63
  Granted in 2000.................................     17,000    16.88    16.88     16.88
  Granted in 2000.................................     73,703    41.58    41.58     41.58
  Cancelled in 2000...............................    (42,250)    7.63    14.06      9.64
  Exercised in 2000...............................   (260,521)    1.11    15.56      5.96
                                                    ---------
  Outstanding December 31, 2000...................  1,960,451   $ 1.11   $41.58    $ 9.30
                                                    =========

                        AMERIPATH, INC. AND SUBSIDIARIES

     The following table summarizes the information about options outstanding at December 31, 2000:

                                           OPTIONS OUTSTANDING                     OPTIONS EXERCISABLE
                              ----------------------------------------------   ----------------------------
                                               WEIGHTED
                                                AVERAGE
                                               REMAINING         WEIGHTED                       WEIGHTED
     RANGE OF EXERCISE          NUMBER        CONTRACTUAL        AVERAGE         NUMBER         AVERAGE
           PRICES             OUTSTANDING   LIFE (IN YEARS)   EXERCISE PRICE   EXERCISABLE   EXERCISE PRICE
     -----------------        -----------   ---------------   --------------   -----------   --------------
$  1.11.....................     123,600          3.6             $ 1.11         123,600         $ 1.11
   1.67.....................     360,011          5.1               1.67         288,009           1.67
   3.74.....................      11,702          7.1               3.74           9,891           3.74
   6.22.....................       1,461          7.3               6.22           1,461           6.22
   7.63.....................     583,500          8.9               7.63          40,800           7.63
   7.75.....................       9,000          8.9               7.75           1,800           7.75
   8.13.....................      50,000          9.0               8.13              --             --
   8.33.....................     111,720          5.5               8.33          69,600           8.33
   9.06.....................       2,000          8.9               9.06             400           9.06
   9.31.....................      26,000          8.2               9.31           5,200           9.31
   9.56.....................       4,000          8.6               9.56              --             --
  10.00.....................     236,200          6.5              10.00         128,800          10.00
  11.20.....................       4,017          7.4              11.20           2,411          11.20
  11.65.....................         600          7.5              11.65              --             --
  14.06.....................     228,280          7.4              14.06          91,000          14.06
  15.56.....................      49,246          8.9              15.56          23,420          15.56
  16.13.....................       2,000          7.4              16.13             800          16.13
  16.63.....................       6,000          6.9              16.63           3,600          16.63
  16.75.....................      43,500          6.9              16.63          26,100          16.63
  16.88.....................      17,000          9.8              16.88              --             --
  18.68.....................         201          7.5              18.68             201          18.68
  40.46.....................      16,710          7.8              40.46          11,658          40.46
  41.58.....................      73,703          8.5              41.58          73,703          41.58
                               ---------                                         -------
$1.11-$41.58................   1,960,451          7.1             $ 9.30         902,454         $ 9.56
                               =========                                         =======

     As of December 31, 1998 and 1999 exercisable options were 499,845 and 860,366, respectively.

     Warrants to purchase 38,867 and 16,226 shares of common stock were outstanding at December 31, 1999 and 2000, respectively, at exercise prices ranging from $0.01 to $0.30 per share. These warrants were issued in conjunction with certain indebtedness incurred by the Company. Holders of warrants do not have voting rights or any other rights as a shareholder of the Company.

     In connection with indebtedness issued by the Company in 1997 (the "Junior Notes"), the Company issued warrants to purchase 16,066 shares of the Company's common stock to the holders of the Junior Notes. For each $10 Junior Note, the holder was issued a warrant to purchase 161 shares of common stock at $0.01 per share (the "Junior Warrants"). The Junior Warrants expire on December 24, 2002. A value of approximately $58 was allocated to these warrants which was included in deferred financing costs and additional paid-in capital in the Company's 1997 consolidated financial statements.

16. REDEEMABLE PREFERRED STOCK

     This footnote describes the transactions related to Inform DX's Series A Redeemable Preferred Stock (the "Preferred Stock"). All share amounts have been converted using the conversion ratio for the pooling transaction.

                        AMERIPATH, INC. AND SUBSIDIARIES

     In 1998, Inform DX issued 395,471 shares of Preferred Stock at $40.46 per share. The Preferred Stock was convertible into common stock at the option of the holder. The conversion rate for the Preferred Stock was one share of common stock per share of Preferred Stock. The Preferred Stock was redeemable after May 20, 2003 at $40.46 per share. Net proceeds from the Preferred Stock sale were approximately $15,298 and were used to repay long-term obligations of the Inform DX and certain indebtedness assumed, including accrued interest. Proceeds received in excess of retired indebtedness were used to provide general working capital and funding for Company acquisitions.

     Offering costs and expenses of approximately $702 were recorded against the aggregate preference value of the Preferred Stock and were being accreted over five years. Accretion for the period ended December 31, 2000 and 1999 was approximately $65 and $131, respectively.

     The Preferred Stock voted on an as converted basis with the holders of Inform DX's common stock. The Preferred Stock contained a liquidation preference over all other classes of Inform DX's capital stock. Furthermore, holders of the Preferred Stock could have elected to treat certain transactions as liquidation events. Subject to certain conditions, the Preferred Stock also contained anti-dilution and preemptive rights. Each holder of shares of the Preferred Stock was entitled to receive, when and as declared by the Board of Directors, if at all, dividends on a parity with each holder of shares of common stock.

     On June 30, 2000, Inform DX acquired Pathsource, Inc. in a stock for stock transaction accounted for as a purchase business combination. In connection with this acquisition, Inform DX provided for an induced conversion of the Preferred Stock. The induced conversion resulted in the issuance of 642,640 shares of common stock. Inform DX estimated, based on a third party valuation, the fair market value of its common stock at June 30, 2000 to be $6.22 per share. Based on this valuation, Inform DX recorded a charge for the induced conversion of $1,539, or $6.22 per share times the additional common shares issued of 247,169.

17. EMPLOYEE BENEFIT PLANS

     Effective July 1, 1997, the Company consolidated its previous 401(k) plans into a new qualified 401(k) retirement plan (the "401(k) Plan") covering substantially all eligible employees as defined in the 401(k) plan. The new 401(k) Plan requires employer matching contributions equal to 50% (25% prior to July 1, 2000) of the employees' contributions up to a maximum of one thousand dollars per employee. The Company expensed matching contributions aggregating $379, $451 and $648 to the new plan in 1998, 1999 and 2000, respectively. Also, in connection with acquisitions, the Company assumes the obligations under certain defined contribution plans which cover substantially all eligible employees of the acquired practices. The Company has not made any contributions from the dates of acquisition through December 31, 2000.

     During 1999, the Company introduced a Supplemental Employee Retirement Plan ("SERP") which covers only selected employees. The SERP is a non-qualified deferred compensation plan which was established to aid in the retention of the non-selling physicians and other key employees. In 1999, the eligible participants were allowed to defer up to ten thousand dollars of compensation and/or eligible bonuses. If the subscription to the plan fell below an established deferral range, the participating individuals were allowed to defer additional funds. The Company may also make discretionary contributions to the SERP. Employee and employer contributions to the SERP for the years ended December 31, 1999 and 2000, were $428 and $20, and $484 and $76, respectively.

     The Company also sponsors certain defined contribution plans for substantially all employees of the former Inform DX who are at least 21 years old, have been employed by the Company for at least one year and have completed 1,000 hours of service. These plans include a 401(k)/profit sharing plan and a money purchase pension plan. Under the 401(k)/profit sharing plan, employees may contribute up to 15%

                        AMERIPATH, INC. AND SUBSIDIARIES
of their qualifying salary on a pre-tax basis, subject to Federal income tax limitations. In 1998, the Company matched 100% of the employee contributions up to 3% of employee contributions. In addition, the Company contributed 0.5% of qualifying compensation as a profit sharing distribution and 3% of qualifying compensation to the money purchase pension plan.

     In 1999, the Company matched 100% of the first 3% of employee contributions and 50% of employee contributions between 3% and 5%. The amount expensed under all plans for Company contributions was approximately $536 and $765 in 1999 and 2000, respectively.

18. COMMITMENTS AND CONTINGENCIES

     During the ordinary course of business, the Company has become and may in the future become subject to pending and threatened legal actions and proceedings. The Company may have liability with respect to its employees and its pathologists as well as with respect to hospital employees who are under the supervision of the hospital based pathologists. The majority of the pending legal proceedings involve claims of medical malpractice. Most of these relate to cytology services. These claims are generally covered by insurance. Based upon investigations conducted to date, the Company believes the outcome of such pending legal actions and proceedings, individually or in the aggregate, will not have a material adverse effect on the Company's financial condition, results of operations or liquidity. If the Company is ultimately found liable under these medical malpractice claims, there can be no assurance that the Company's medical malpractice insurance coverage will be adequate to cover any such liability. The Company may also, from time to time, be involved with legal actions related to the acquisition of and affiliation with physician practices, the prior conduct of such practices, or the employment (and restriction on competition of) physicians, or the employment of non-physician personnel. There can be no assurance any costs or liabilities for which the Company becomes responsible in connection with such claims or actions will not be material or will not exceed the limitations of any applicable indemnification provisions or the financial resources of the indemnifying parties.

     Liability Insurance. The Company is insured with respect to general liability on an occurrence basis and medical malpractice risks on a claims made basis. The Company records an estimate of its liabilities for claims incurred but not reported. Such liabilities are not discounted. Effective July 1, 1999, the Company changed its medical malpractice carrier and the Company is currently in a dispute with its former insurance carrier on an issue related to the applicability of surplus insurance coverage. The Company believes that an unfavorable resolution, if any, of such dispute will not have a material adverse effect on the Company's financial position or results of operations.

     Healthcare Regulatory Environment and Reliance on Government Programs. The health care industry in general, and the services that the Company provides, are subject to extensive federal and state laws and regulations. Additionally, a significant portion of the Company's net revenue is from payments by government-sponsored health care programs, principally Medicare and Medicaid, and is subject to audit and adjustments by applicable regulatory agencies. Failure to comply with any of these laws or regulations, the results of increased regulatory audits and adjustments, or changes in the interpretation of the coding of services or the amounts payable for the Company's services under these programs could have a material adverse effect on the Company's financial position and results of operations.

     Internal Revenue Service Examination. The Internal Revenue Service (the "IRS") conducted an examination of the Company's federal income tax returns for the tax years ended December 31, 1996 and 1997 and concluded during 2000 that no changes to the tax reported needed to be made. Although the Company believes it is in compliance with all applicable IRS rules and regulations, if the IRS should determine the Company is not in compliance in any other years, it could have a material adverse effect on the Company's financial position and results of operations.

                        AMERIPATH, INC. AND SUBSIDIARIES

     Employment Agreements. The Company has entered into employment agreements with certain of its management employees, which include, among other terms, noncompetitive provisions and salary benefits continuation.

19. RELATED PARTY TRANSACTIONS

     Operating Leases. The Company leases laboratory and administrative facilities used in the operations of eight practices from entities beneficially owned by some of the Company's common stockholders. The terms of the leases expire from 2000 to 2003 and some contain options to renew for additional periods. Lease payments made under leases with related parties were $478, $644 and $1,140 in 1998, 1999 and 2000, respectively.

20. INCOME TAXES

     The provision for income taxes for the years ended December 31, 1998, 1999 and 2000 consists of the following:

                                                              YEAR ENDED DECEMBER 31,
                                                            ---------------------------
                                                             1998      1999      2000
                                                            -------   -------   -------
Current:
  Federal.................................................  $15,177   $17,465   $20,958
  State...................................................    2,371     2,015     2,227
                                                            -------   -------   -------
          Total current provision.........................   17,548    19,480    23,185
                                                            -------   -------   -------
Deferred:
  Federal.................................................   (3,234)   (1,799)   (8,242)
  State...................................................     (373)     (207)      (85)
                                                            -------   -------   -------
          Total deferred benefit..........................   (3,607)   (2,006)   (9,117)
                                                            -------   -------   -------
          Total provision for income taxes................  $13,941   $17,474   $14,068
                                                            =======   =======   =======

     The effective tax rate on income before income taxes is reconciled to the statutory federal income tax rate as follows:

                                                              YEAR ENDED DECEMBER 31,
                                                              -----------------------
                                                              1998     1999     2000
                                                              -----    -----    -----
Statutory federal rate......................................  35.0%    35.0%    35.0%
State income taxes, net of federal income tax benefit.......   4.0      4.0      3.7
Non-deductible items, primarily amortization of goodwill....   2.8      3.3      8.6
Non-deductible items, merger-related charges................   0.0      0.0      4.8
Other.......................................................   1.5      1.2     (0.3)
                                                              ----     ----     ----
                                                              43.3%    43.5%    51.8%
                                                              ====     ====     ====

                        AMERIPATH, INC. AND SUBSIDIARIES

     The following is a summary of the deferred income tax assets and liabilities as of December 31, 1999 and 2000:

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1999       2000
                                                              --------   --------
Deferred tax assets (short term):
  Allowance for doubtful accounts...........................  $  6,093   $  8,479
  Accrued liabilities.......................................       884      1,499
                                                              --------   --------
     Deferred tax assets (short term).......................     6,977      9,978
                                                              --------   --------
Deferred tax liabilities (short term):
  481(a) adjustment.........................................    (1,571)    (1,385)
  Other.....................................................        (1)        --
                                                              --------   --------
  Deferred tax liabilities (short term).....................    (1,572)    (1,385)
                                                              --------   --------
          Net short term deferred tax assets................     5,405      8,593
                                                              --------   --------
Deferred tax assets (long-term):
  Net operating loss........................................     5,105      6,955
  Other.....................................................        --      1,255
                                                              --------   --------
  Deferred tax assets (long-term)...........................     5,105      8,210
     Less: valuation allowance..............................    (3,004)    (3,548)
                                                              --------   --------
          Net deferred tax assets (long-term)...............     2,101      4,662
                                                              --------   --------
Deferred tax liabilities (long-term):
  Change from cash to accrual basis of accounting by the
     acquisitions...........................................    (1,355)    (1,178)
  Intangible assets acquired................................   (62,837)   (67,059)
  Property and equipment....................................      (430)      (471)
                                                              --------   --------
     Deferred tax liabilities (long-term)...................   (64,622)   (68,708)
                                                              --------   --------
          Net long-term deferred tax liability..............   (62,521)   (64,046)
                                                              --------   --------
Net deferred tax assets (liabilities).......................  $(57,116)  $(55,453)
                                                              ========   ========

                        AMERIPATH, INC. AND SUBSIDIARIES

21. EARNINGS PER SHARE

     Earnings per share are computed and presented in accordance with SFAS No. 128, Earnings Per Share. Basic earnings per share excludes dilution and is computed by dividing net income or loss attributable to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. The effects of Redeemable Preferred Stock are calculated using the as if converted method and the effects of stock options are calculated using the treasury stock method.

                                                             YEARS ENDED DECEMBER 31,
                                                            ---------------------------
                                                             1998      1999      2000
                                                            -------   -------   -------
Earnings Per Common Share:
  Net income attributable to common shareholders..........  $18,168   $22,580   $11,488
                                                            =======   =======   =======
  Basic earnings per common share.........................  $  0.87   $  1.03   $  0.49
                                                            =======   =======   =======
  Diluted earnings per common share.......................  $  0.84   $  1.00   $  0.47
                                                            =======   =======   =======
     Basic weighted average shares outstanding............   20,911    21,984    23,473
     Effect of dilutive stock options and contingent
       shares.............................................      699       532       764
                                                            -------   -------   -------
     Diluted weighted average shares outstanding..........   21,610    22,516    24,237
                                                            =======   =======   =======

     Options to purchase 333,405 shares, 774,590 shares and 453,818 shares of common stock which were outstanding at December 31, 1998, 1999 and 2000, respectively, have been excluded from the calculation of diluted earnings per share for the respective years because their effect would be anti-dilutive. In addition, 395,471 shares of Preferred Stock were excluded from the calculation of diluted earnings per share for the years ended December 31, 1998 and 1999 because their effect would be anti-dilutive. Warrants to purchase shares of 41,116 and 38,867 for the years December 31, 1998 and 1999, respectively, were excluded from the calculation of diluted earnings per share because their effect would be anti-dilutive.

22. SUPPLEMENTAL CASH FLOW INFORMATION

     The following supplemental information presents the non-cash impact on the balance sheet of assets acquired and liabilities assumed in connection with acquisitions consummated during the years ended December 31, 1998, 1999 and 2000:

                                                            YEARS ENDED DECEMBER 31,
                                                         ------------------------------
                                                           1998       1999       2000
                                                         --------   --------   --------
Assets acquired........................................  $ 98,263   $ 74,745   $ 64,633
Liabilities assumed....................................   (24,543)   (19,850)   (19,996)
Common stock issued....................................   (16,226)    (3,149)   (12,180)
                                                         --------   --------   --------
Cash paid for acquisitions.............................    57,494     51,746     32,457
Less cash acquired.....................................      (789)    (1,541)    (6,955)
                                                         --------   --------   --------
Net cash paid for acquisitions.........................    56,705     50,205     25,502
Costs related to completed and pending acquisitions....     3,767      1,438       (573)
                                                         --------   --------   --------
Cash paid for acquisitions and acquisition costs, net
  of cash acquired.....................................  $ 60,472   $ 51,643   $ 24,929
                                                         ========   ========   ========

                        AMERIPATH, INC. AND SUBSIDIARIES

     As more fully discussed in Note 16 to the consolidated financial statements, in connection with the PathSource, Inc. acquisition, Inform DX provided for an induced conversion of the Preferred Stock. The induced conversion resulted in the issuance of 642,640 shares of common stock. Inform DX estimated, based on a third party valuation, the fair market value of its common stock at June 30, 2000 to be $6.22 per share. Based on this valuation, Inform DX recorded a non-cash charge for the induced conversion of $1,539, or $6.22 per share times the additional common shares issued of 247,169.

23. PREFERRED SHARE PURCHASE RIGHTS PLAN

     On April 8, 1999, the Board of Directors of the Company adopted a Preferred Share Purchase Rights Plan (the "Rights Plan") and, in connection therewith, declared a dividend distribution of one preferred share purchase right ("Right") on each outstanding share of the Company's common stock to shareholders of record at the close of business on April 19, 1999. The Rights will expire on April 8, 2009. The adoption of the Rights Plan and the distribution of the Rights is not dilutive, does not affect reported earnings per share, and is not taxable to shareholders.

     Subject to the terms of the Rights Plan, each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of the Company's Series A Junior Participating Preferred Stock (the "Preferred Shares"). Each Right has an initial exercise price of $45.00 for one one-thousandth of a Preferred Share (subject to adjustment). The Rights will be exercisable only if a person or group acquires 15% or more of the Company's common stock or announces a tender or exchange offer the consummation of which would result in ownership by a person or group of 15% or more of the common stock. Upon any such occurrence, each Right will entitle its holder (other than such person or group of affiliated or associated persons) to purchase, at the Right's then current exercise price, a number of the Company's common shares having a market value of twice such price.

24. SEGMENT REPORTING

     The Company has two reportable segments, Owned and Managed practices. The segments were determined based on the type of service and customer. Owned practices provide anatomic pathology services to hospitals and referring physicians, while under the management relationships, the Company provides management services to the affiliated physician groups. The accounting policies of the segments are the same as those described in the summary of accounting policies. The Company evaluates performance based on revenue and income before amortization of intangible, merger-related charges, asset impairment and related charges, interest expense, other income and expense and income taxes ("Operating Income"). In addition to the business segments above the Company evaluates certain corporate expenses which are not allocated to the business segments.

                        AMERIPATH, INC. AND SUBSIDIARIES

     The following is a summary of the financial information for the business segments and corporate.

                                                                1998       1999       2000
OWNED                                                         --------   --------   --------
Net patient service revenue.................................  $177,304   $233,269   $308,365
Operating income............................................    60,282     73,676     94,346
Segment assets..............................................   108,941    139,791    250,814
MANAGED
Net management service revenue..............................  $ 16,012   $ 24,163   $ 21,729
Operating income (loss).....................................     2,731      4,299       (304)
Segment assets..............................................    14,622     15,533     18,723
CORPORATE
Operating (expense).........................................  $(12,804)  $(15,676)  $(19,789)
Segment assets..............................................   292,763    351,138    330,143
Elimination of Intercompany Accounts........................   (25,913)   (27,566)   (37,514)

25. SUBSEQUENT EVENTS

     Contingent Note Payments. Subsequent to December 31, 2000, the Company paid approximately $17,590 on contingent notes issued in connection with acquisitions.

26. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     The following table presents certain unaudited quarterly financial data for each of the quarters in the years ended December 31, 1999 and 2000. This information has been prepared on the same basis as the Consolidated Financial Statements and includes, in the opinion of the Company, all adjustments (consisting of only normal recurring adjustments) necessary to present fairly the quarterly results when read in conjunction with the Consolidated Financial Statements and related Notes thereto. The operating results for any quarter are not necessarily indicative of results for any future period or for the full year. Adjustments have been made to the quarterly financial statements to reflect the acquisition of Inform DX, which was accounted for as a pooling of interests, as more further described in Note 3, Mergers and Acquisitions. These adjustments are reflected in all line items below and for all quarters presented except the fourth quarter of 2000.

                        AMERIPATH, INC. AND SUBSIDIARIES

                UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

                                           1999 CALENDAR QUARTERS                  2000 CALENDAR QUARTERS
                                    -------------------------------------   -------------------------------------
                                     FIRST    SECOND     THIRD    FOURTH     FIRST    SECOND     THIRD    FOURTH
                                    -------   -------   -------   -------   -------   -------   -------   -------
Net patient service revenue.......  $52,336   $55,406   $59,866   $65,661   $68,888   $74,372   $79,650   $85,455
Management service revenue........    5,581     6,053     6,209     6,320     6,155     6,562     6,871     2,141
                                    -------   -------   -------   -------   -------   -------   -------   -------
         Net revenue..............   57,917    61,459    66,075    71,981    75,043    80,934    86,521    87,596
                                    -------   -------   -------   -------   -------   -------   -------   -------
Operating costs and expenses:
  Cost of services................   26,950    28,377    31,638    35,720    36,950    38,826    42,415    45,199
  Selling, general and
    administrative expense........   11,140    11,295    12,190    12,534    13,141    14,285    15,234    15,751
  Provision for doubtful
    accounts......................    5,963     6,578     6,005     6,743     7,103     8,349     8,868     9,720
  Amortization expense............    2,757     2,947     3,420     3,703     3,837     3,897     4,043     4,395
  Merger-related charges (1)......       --        --        --        --        --        --        --     6,209
  Asset impairment and related
    charges (2)...................       --        --        --        --        --     5,245        --     4,317
                                    -------   -------   -------   -------   -------   -------   -------   -------
         Total....................   46,810    49,197    53,253    58,700    61,031    70,602    70,560    85,591
                                    -------   -------   -------   -------   -------   -------   -------   -------
Income from operations............   11,107    12,262    12,822    13,281    14,012    10,332    15,961     2,005
Interest expense..................   (1,973)   (2,175)   (2,580)   (2,845)   (3,418)   (3,558)   (3,657)   (4,743)
Other income (expense), net.......       55        47        95        89        63        50        91        22
                                    -------   -------   -------   -------   -------   -------   -------   -------
Income (loss) before income
  taxes...........................    9,189    10,134    10,337    10,525    10,657     6,824    12,395    (2,716)
Provision for income taxes........    4,057     4,394     4,540     4,483     4,559     3,852     5,159       498
                                    -------   -------   -------   -------   -------   -------   -------   -------
Net income........................    5,132     5,740     5,797     6,042     6,098     2,972     7,236    (3,214)
Induced conversion and accretion
  of redeemable preferred stock...      (33)      (33)      (33)      (32)      (34)   (1,570)       --        --
                                    -------   -------   -------   -------   -------   -------   -------   -------
Net income attributable to common
  stockholders....................  $ 5,099   $ 5,707   $ 5,764   $ 6,010   $ 6,064   $ 1,402   $ 7,236   $(3,214)
                                    =======   =======   =======   =======   =======   =======   =======   =======
Per share data:
  Basic earnings per common
    share.........................  $   .23   $   .26   $   .26   $   .27   $   .27   $   .06   $   .30   $  (.13)
                                    =======   =======   =======   =======   =======   =======   =======   =======
  Diluted earnings per common
    share.........................  $   .23   $   .26   $   .25   $   .26   $   .27   $   .06   $   .29   $  (.13)
                                    =======   =======   =======   =======   =======   =======   =======   =======

---------------

(1) In connection with the Inform DX merger, the Company recorded $6,209 of costs as they related to transaction fees, change in control payments and various exit costs associated with the consolidation of certain operations.
(2) In connection with the loss of two hospital contracts and an ambulatory care facility contract in Cleveland, Ohio, the Company recorded a non-recurring charge of $5,245 in the second quarter of 2000. In connection with Quest Diagnostics termination of its contract in South Florida and the loss of a renewable contract with a hospital in South Florida, the Company recorded a non-recurring charge of $4,317 in the fourth quarter of 2000. The charge was based upon the remaining projected cash flows from these contracts in which the Company determined that the intangible assets that were recorded from acquisitions in these areas had been impaired.

     Certain reclassifications have been made to the quarterly consolidated statements of operations to conform to the annual presentations.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                4,125,000 SHARES

                                AMERIPATH, INC.
                                  COMMON STOCK

                              (AMERIPATH(R) LOGO)

                                  ------------

                                   PROSPECTUS

                                        , 2001

                                  ------------

                              SALOMON SMITH BARNEY

                           CREDIT SUISSE FIRST BOSTON

                           U.S. BANCORP PIPER JAFFRAY


                              WACHOVIA SECURITIES


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

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the estimated expenses to be borne by AmeriPath in connection with the issuance and distribution of the securities being registered hereby, other than underwriting discounts and commissions. AmeriPath is paying all of these expenses in connection with the issuance and distribution of the securities.

SEC Registration Fee........................................  $ 35,827
NASD Filing Fee.............................................    14,831
Nasdaq National Market Listing Fee..........................    17,500
Accountants' Fee and Expenses...............................   100,000
Legal Fees and Expenses.....................................   600,000
Printing and Engraving Costs................................   100,000
Transfer Agent and Registrar Fees...........................     3,500
Miscellaneous...............................................     3,342
                                                              --------
          Total.............................................  $875,000
                                                              ========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Our amended and restated certificate of incorporation eliminates the personal liability of our directors to AmeriPath and its stockholders for monetary damages for breach of fiduciary duty as a director, except that it does not eliminate the liability of a director:

     - for any breach of the duty of loyalty to AmeriPath and its stockholders;

     - for acts or omissions not in good faith which involve intentional misconduct or a knowing violation of law;

     - under the Delaware General Corporation Law for a director's willful or negligent violation of statutory provisions that prevent the unlawful payment of a dividend; and

     - for any transaction in which a director receives an improper personal benefit.

     In addition, if at any time the Delaware General Corporation Law is amended to authorize further elimination or limitation of the personal liability of a director, then the liability of each of our directors shall be eliminated or limited to the fullest extent permitted by such provisions, as so amended, without further action by the stockholders, unless otherwise required.

     Our bylaws require us to indemnify any director or officer of AmeriPath who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of AmeriPath) by reason of the fact that the indemnified person was or is a director, officer, employee or agent of AmeriPath, or is or was serving at the request of AmeriPath as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such indemnified person in connection with such action, suit or proceeding, as long as the indemnified person:

     - acted in good faith;

     - acted in a manner reasonably believed to be in or not opposed to the best interests of AmeriPath; and

     - with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

     Our bylaws also require us to indemnify any director or officer of AmeriPath who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of AmeriPath to procure a judgment in AmeriPath's favor by reason of the fact that the indemnified person was or is a director, officer, employee or agent of AmeriPath, or is or was serving at the request of AmeriPath as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses actually and reasonably incurred by such indemnified person in connection with the defense or settlement of such action or suit, as long as the indemnified person:

     - acted in good faith; and

     - acted in a manner reasonably believed to be in or not opposed to the best interests of AmeriPath.

     However, no indemnification shall be made by us under the preceding paragraph in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to AmeriPath unless otherwise determined by court order.

     The determination of whether the applicable standard of conduct described above has been meet shall be made, with respect to a person who is director or officer at the time of such determination:

     - by a majority vote of the directors who are not parties to such action, suit or proceeding ("disinterested directors"), even though less than a quorum; or

     - by a committee of disinterested directors designated by a majority vote of the disinterested directors, even though less than a quorum; or

     - if there are no disinterested directors, or if the disinterested directors so direct, by independent legal counsel in a written opinion; or

     - by the stockholders.

     AmeriPath also has written indemnification agreements with each of its directors and executive officers that provide for substantially the same scope of indemnification as is provided to directors and officers of AmeriPath under AmeriPath's bylaws.

     AmeriPath maintains a standard form of officers' and directors' liability insurance policy that provides coverage to its officers and directors for certain liabilities, including certain liabilities that may arise out of this registration statement.

     We have agreed to indemnify each underwriter, the directors, officers, employees and agents of each underwriter and each person controlling any underwriter within the meaning of the Securities Act or the Exchange Act against any losses, claims, damages or liabilities, joint or several, to which they become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in this registration statement, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits


EXHIBIT
NUMBER         DESCRIPTION
-------        -----------
  1.1      --  Form of Underwriting Agreement
  2.1      --  Agreement and Plan of Merger by and among the Registrant,
               AMP Merger Corp. and Pathology Consultants of America, Inc.
               (d/b/a Inform DX), dated as of November 7, 2000
               (incorporated by reference from Exhibit 2.2 to our Annual
               Report on Form 10-K for the fiscal year ended December 31,
               2000)
  4.1      --  Amended and Restated Certificate of Incorporation
               (incorporated by reference from Exhibit 3.1 to our
               registration statement on Form S-1, Registration No.
               333-34265)
  4.2      --  Certificate of Amendment to the Amended and Restated
               Certificate of Incorporation (incorporated by reference from
               Exhibit 3.3 to our registration statement on Form S-1,
               Registration No. 333-34265)
  4.3      --  Certificate of Amendment to the Amended and Restated
               Certificate of Incorporation (incorporated by reference from
               Exhibit 4.4 to our registration statement on Form S-3,
               Registration No. 333-59324)
  4.4      --  Amended and Restated Bylaws (incorporated by reference from
               Exhibit 4.2 to our registration statement on Form S-3,
               Registration No. 333-59324)
  4.5      --  Rights Agreement, dated as of April 8, 1999, between the
               Registrant and American Stock Transfer & Trust Company, as
               Rights Agent including the form of Certificate of
               Designations of Series A Junior Participating Preferred
               Stock, the form of Rights Certificate, and the form of
               Summary of Rights (incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K filed April 16, 1999)
  4.6      --  Registration Rights Agreement, dated November 30, 2000, among the Registrant and the Shareholders and Warrant
               Holders of Pathology Consultants of America, Inc. (d/b/a
               Inform DX) (incorporated by reference from Exhibit 10.46 to our Annual Report on Form 10-K for the fiscal year ended
               December 31, 2000)
  5.1      --  Opinion of Alston & Bird LLP, including consent
 23.1      --  Consent of Deloitte & Touche LLP (previously filed)
 23.2      --  Consent of Ernst & Young, LLP (previously filed)
 23.3      --  Consent of Alston & Bird LLP (filed as part of Exhibit 5.1)
 24.1      --  Power of Attorney (included as part of the signature page to the registration statement as filed on September 17, 2001)


     (b) Financial Statement Schedules

          None.

ITEM 17.  UNDERTAKINGS

     The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

     provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) of this Section do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned registrant hereby further undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4), or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Riviera Beach, State of Florida on the 19th day of October, 2001.


                                          AmeriPath, Inc.


                                          By:     /s/ GREGORY A. MARSH

                                            ------------------------------------

                                                  Name: Gregory A. Marsh


                                          Title: Vice President, Chief Financial
                                                  Officer and Secretary


     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.


                      SIGNATURE                                    TITLE                     DATE
                      ---------                                    -----                     ----

                          *                            Chairman and Chief Executive    October 19, 2001
-----------------------------------------------------    Officer (Principal Executive
                    James C. New                         Officer)

                /s/ GREGORY A. MARSH                   Vice President, Chief           October 19, 2001
-----------------------------------------------------    Financial Officer and
                  Gregory A. Marsh                       Secretary (Principal
                                                         Financial and Accounting
                                                         Officer)

                          *                            Director                        October 19, 2001
-----------------------------------------------------
                    Brian C. Carr

                          *                            Director                        October 19, 2001
-----------------------------------------------------
              Haywood D. Cochrane, Jr.

                          *                            Director                        October 19, 2001
-----------------------------------------------------
                  E. Martin Gibson

                          *                            Director                        October 19, 2001
-----------------------------------------------------
                  Alan Levin, M.D.

                          *                            Director                        October 19, 2001
-----------------------------------------------------
              C. Arnold Renschler, M.D.

                          *                            Director                        October 19, 2001
-----------------------------------------------------
                  E. Roe Stamps, IV

              *By: /s/ GREGORY A. MARSH
  ------------------------------------------------
                  Gregory A. Marsh
                  Attorney-in-Fact

                                 EXHIBIT INDEX


EXHIBIT
NUMBER         DESCRIPTION
-------        -----------
  1.1     --   Form of Underwriting Agreement
  2.1     --   Agreement and Plan of Merger by and among the Registrant,
               AMP Merger Corp. and Pathology Consultants of America, Inc.
               (d/b/a Inform DX), dated as of November 7, 2000
               (incorporated by reference from Exhibit 2.2 to our Annual
               Report on Form 10-K for the fiscal year ended December 31,
               2000)
  4.1     --   Amended and Restated Certificate of Incorporation
               (incorporated by reference from Exhibit 3.1 to our
               registration statement on Form S-1, Registration No.
               333-34265)
  4.2     --   Certificate of Amendment to the Amended and Restated
               Certificate of Incorporation (incorporated by reference from
               Exhibit 3.3 to our registration statement on Form S-1,
               Registration No. 333-34265)
  4.3     --   Certificate of Amendment to the Amended and Restated
               Certificate of Incorporation (incorporated by reference from
               Exhibit 4.4 to our registration statement on Form S-3,
               Registration No. 333-59324)
  4.4     --   Amended and Restated Bylaws (incorporated by reference from
               Exhibit 4.2 to our registration statement on Form S-3,
               Registration No. 333-59324)
  4.5     --   Rights Agreement, dated as of April 8, 1999, between the
               Registrant and American Stock Transfer & Trust Company, as
               Rights Agent including the form of Certificate of
               Designations of Series A Junior Participating Preferred
               Stock, the form of Rights Certificate, and the form of
               Summary of Rights (incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K filed April 16, 1999)
  4.6     --   Registration Rights Agreement, dated November 30, 2000,
               among the Registrant and the Shareholders and Warrant
               Holders of Pathology Consultants of America, Inc. (d/b/a
               Inform DX) (incorporated by reference from Exhibit 10.46 to our Annual Report on Form 10-K for the fiscal year ended
               December 31, 2000)
  5.1     --   Opinion of Alston & Bird LLP, including consent
 23.1     --   Consent of Deloitte & Touche LLP (previously filed)
 23.2     --   Consent of Ernst & Young, LLP (previously filed)
 23.3     --   Consent of Alston & Bird LLP (filed as part of Exhibit 5.1)
 24.1     --   Power of Attorney (included as part of the signature page to the registration statement as filed on September 17, 2001)